Exhibit 10.3

[* * *] Portions of this exhibit that are both not material and would likely cause competitive harm to the registrant if publicly disclosed have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

COLLABORATION AGREEMENT

This Collaboration Agreement (this “Agreement”) is made as of July 17, 2020 (the “Effective Date”), by and between Assembly Biosciences, Inc., a corporation organized and existing under the laws of Delaware (“AssemblyBio”), having a place of business at 331 Oyster Point Blvd., 4th Floor, South San Francisco, CA 94080, and BeiGene, Ltd., a Cayman Island exempted company incorporated with limited liability (“BeiGene”), having a place of business at c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. AssemblyBio and BeiGene are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

BACKGROUND

A.AssemblyBio is a biopharmaceutical company that is developing proprietary compounds known as ABI-H0731, ABI-H2158, and ABI-H3733 for the treatment of hepatitis B (HBV) and controls certain patents and know-how relating to such compounds;

B.BeiGene is a biopharmaceutical company engaged in the research, development and commercialization of pharmaceutical products;

C.BeiGene wishes to obtain from AssemblyBio an exclusive license to develop and commercialize ABI-H0731, ABI-H2158, and ABI-H3733 in the Field in the Territory, and AssemblyBio is willing to grant such a license to BeiGene, all in accordance with the terms and conditions set forth herein; and

D.The Parties originally entered into the Agreement as of the Effective Date.  The Parties are re-executing this version of the Agreement as of November 2, 2020 to correct certain section and exhibit references.  The Parties acknowledge and agree this version supersedes and replaces in its entirety, effective as of the Effective Date, the version of this Agreement previously executed by the Parties as of the Effective Date.

Now Therefore, in consideration of the mutual covenants and agreements contained herein below, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by both Parties, the Parties agree as follows:

Article 1

DEFINITIONS & INTERPRETATION

Whenever used in this Agreement with an initial capital letter, the terms defined in this Article 1 and elsewhere in this Agreement, whether used in the singular or plural, shall have the meanings specified.

1.1“Accounting Standard” means (a) with respect to AssemblyBio, GAAP, and (b) with respect to BeiGene, GAAP (or IFRS, if applicable, in connection with an assignment to an Affiliate under Section 16.2), in both cases (a) and (b), consistently applied.

1.2“Acquiring Entity” means a Third Party that merges or consolidates with or acquires a Party, or to which a Party transfers all or substantially all of its assets to which this Agreement pertains.

1.3“Active Ingredient” means the clinically active material(s) that provide pharmacological activity in a pharmaceutical product (excluding formulation components such as coatings, stabilizers, excipients or solvents, adjuvants or controlled release technologies).

1.4“Affiliate” means, with respect to a Person, any other Person controlling, controlled by or under common control with such Person, for so long as such control exists.  For purposes of this Section 1.4 only, “control” means (a) direct or indirect ownership of fifty percent (50%) or more of the stock or shares having the right to vote for the election of directors of such corporate entity or (b) the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

1.5“Applicable Laws” means collectively all laws, regulations, ordinances, decrees, judicial and administrative orders (and any license, franchise, permit or similar right granted under any of the foregoing) and any policies and other requirements of any applicable Governmental Authority that govern or otherwise apply to a Party’s activities in connection with this Agreement.

1.6“AssemblyBio Ancillary Trials” means the Clinical Trials conducted to support the Regulatory Submissions for any Licensed Product, which include DDI studies, ADME studies, studies of a Licensed Product in certain subpopulations (e.g. renal or hepatic impairment studies) or certain safety Clinical Trials as may be required by the applicable Regulatory Authorities (e.g. thorough QT/QTc assessment studies).

1.7“AssemblyBio Collaboration IP” means all Inventions that are owned solely by AssemblyBio pursuant to Section 14.1(a).

1.8“AssemblyBio IP” means, collectively, AssemblyBio Know-How and AssemblyBio Patent Rights.

1.9“AssemblyBio Know-How” means all Know-How, except to the extent excluded subject to Sections 5.5(b) and 5.5(c), which: (a) is Controlled by AssemblyBio or any of its Affiliates as of the Effective Date or during the Term of this Agreement, (b) is not generally known, and (c) is necessary or reasonably useful for the Development, Manufacture or

Commercialization of Licensed Products (excluding Other Components in any Combination Product) in the Field in the Territory, including all Know-How included as part of AssemblyBio Collaboration IP.

1.10“AssemblyBio Patent Rights” means all Patent Rights which (a) are Controlled by AssemblyBio or any of its Affiliates as of the Effective Date or at any time during the Term and (b) are necessary or reasonably useful (or, with respect to patent applications, would be necessary or reasonably useful if such patent applications were to issue as patents) for the Development, Manufacture or Commercialization of Licensed Products (excluding Other Components in any Combination Product) in the Field in the Territory, including all Patent Rights in the Territory claiming Product-Specific IP, AssemblyBio’s interest in the Joint Patent Rights and all other Patent Rights claiming AssemblyBio Collaboration IP.

1.11“BeiGene Collaboration IP” means all Inventions that are owned solely by BeiGene pursuant to Section 14.1(a).

1.12“BeiGene IP” means all Patent Rights and Know-How (except to the extent excluded subject to Section 5.5(b)) that (i) are Controlled by BeiGene as of the Effective Date or (ii) thereafter come into BeiGene’s Control independent of this Agreement, and in each case, that are generated, used or applied by or on behalf of BeiGene or its Affiliates or sublicensees in the Development, Manufacture or Commercialization of Licensed Products. For clarity, “BeiGene IP” does not include Product-Specific IP.

1.13“BeiGene Patent Rights” means all Patent Rights in the BeiGene IP.

1.14“Business Day” means a day other than (a) a Saturday or Sunday, and (b) any other day on which banking institutions in San Francisco, California or Beijing, China are authorized or required by Applicable Laws to remain closed.

1.15“Calendar Quarter” means the period beginning on the Effective Date and ending on the last day of the calendar quarter in which the Effective Date falls, and thereafter each successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31; provided that the final Calendar Quarter shall end on the last day of the Term.

1.16“Calendar Year” means the period beginning on the Effective Date and ending on December 31 of the calendar year in which the Effective Date falls, and thereafter each successive period of twelve (12) months commencing on January 1 and ending on December 31; provided that the final Calendar Year shall end on the last day of the Term.

1.17“cGMP” means applicable current Good Manufacturing Practices, including, as applicable, (a) the principles detailed in the U.S. Current Good Manufacturing Practices, 21 C.F.R. Parts 4, 210, 211, 601, 610 and 820, (b) European Directive 2003/94/EC and Eudralex 4, (c) China Food and Drug Administration Ministry of Health Decree No. 79 for Good Manufacturing Practice for Drugs, effective as of March 1, 2011, (d) the principles detailed in the International Conference on Harmonization’s Q7 guidelines, and (e) the Applicable Laws in any relevant country or region corresponding to (a) through (d) above, each as may be amended and applicable from time to time.

1.18“China” means the People’s Republic of China, which for the purposes of this Agreement shall exclude Hong Kong, Macau and Taiwan.

1.19“Clinical Data” means, except to the extent excluded subject to Sections 5.5(b) and 5.5(c), (a) any and all data (together with all Clinical Trial reports and the results of analyses thereof) derived from or generated in any Clinical Trial, or (b) any and all pre-clinical or non-clinical data derived from or generated in any Development activities under this Agreement, in both cases (a) and (b), conducted by or on behalf of a Party.

1.20“Clinical Trial” means any human clinical trial of a Licensed Product in the Field.

1.21“Clinical Trials Application” means an application or submission to the competent Regulatory Authority for authorization to conduct a Clinical Trial in the applicable jurisdiction.

1.22“CMO” means contract manufacturing organization.

1.23“Combination Product” means a Licensed Product that is (a) sold in a form of a combination that contains or comprises a Licensed Compound and (i) one or more additional Active Ingredients (whether coformulated or copackaged or otherwise sold for a single price) other than a Licensed Compound, (ii) delivery device or component therefor, (iii) companion diagnostic related to any Licensed Compound, or (iv) product, process, service, or therapy other than the Licensed Compound (the products, devices, processes, services, and therapies described in the foregoing clauses (i) – (iv), each, an “Other Component”); or (b) defined as a “combination product” by the FDA pursuant to 21 C.F.R. §3.2(e) or its foreign equivalent, where such “combination product” is sold for a single price.  Notwithstanding the foregoing, the License granted hereunder does not expand to Other Components of the Combination Product.

1.24“Commercialization” or “Commercialize” means any and all activities directed to the offering for sale and sale of any Licensed Product, including (a) marketing, promoting, advertising, exhibiting, distributing, detailing, selling (and offering for sale or contracting to sell) or otherwise commercially exploiting a Licensed Product in the Field in the Territory (including importing and exporting activities in connection therewith); (b) order processing, handling of returns and recalls, booking of sales and transporting such Licensed Product for commercial sale; (c) the conduct of any post-approval Clinical Trials involving such Licensed Product; (d) interacting with Regulatory Authorities regarding the above; (e) seeking and obtaining pricing approvals and reimbursement approvals (as applicable) for that Licensed Product in the Territory; (f) any pharmacoeconomic studies relating to the Indication for which the applicable Licensed Product is being Developed; and (g) any investigator- or institution-sponsored studies. For clarity, Commercialization does not include activities directed to Development or Manufacture.

1.25“Commercially Reasonable Efforts” means, (a) with respect to a Party’s obligations or activities under this Agreement (other than those described in clause (b)), the carrying out of such obligations or activities with a level of effort and resources consistent with the commercially reasonable practices normally devoted [* * *] in accordance with Applicable Laws; and (b) with respect to the Development, Manufacture or Commercialization of the Licensed Compounds and Licensed Products by a Party, the carrying out of such activities with a level of effort and resources consistent with the commercially reasonable practices normally devoted [* * *], taking into account all relevant factors, including but not limited to, [* * *].

1.26“Confidential Information” of a Party (a “Disclosing Party”) means, subject to Section 10.2, all Know-How, which is generated by or on behalf of such Disclosing Party under this Agreement and/or any other technical, scientific, trade, research, manufacturing, business, financial, marketing, product, supplier, intellectual property, and other non-public or proprietary data or information that is disclosed by a Disclosing Party or its Affiliates to the other Party (a “Receiving Party”) or its Affiliates pursuant to this Agreement (including information disclosed prior to the Effective Date pursuant to the Confidentiality Agreement) or which such Disclosing Party or any of its Affiliates or contractors has provided or otherwise made available to the Receiving Party, whether made available orally, in writing, or in electronic form, including (a) such Know-How comprising or relating to concepts, discoveries, Inventions, data, designs or formulae arising from this Agreement and (b) any unpublished patent applications disclosed hereunder.  For purposes of clarity, unless excluded pursuant to Section 10.2, (i) all Clinical Data and results generated in any Joint Global Study shall be deemed Confidential Information proprietary to AssemblyBio, subject to the rights of BeiGene to use and reference such Clinical Data, without additional consideration, in accordance with Sections 5.9 and 6.3; (ii) all Inventions shall be deemed the Confidential Information of the owning Party as set forth in Section 14.1(a); (iii) any scientific, technical, manufacturing or financial information, including (except as set forth in (i) above) Clinical Data and information disclosed through an audit report, Commercialization report, Development report or other report, shall constitute Confidential Information of the Disclosing Party; (iv) any combination of Confidential Information shall not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party; and (v) the existence and terms of this Agreement shall be deemed Confidential Information of both of the Parties.

1.27“Control” or “Controlled” means with respect to any material, Know-How, or intellectual property right (including Patent Rights), that a Party has the power (whether by ownership, license, or otherwise other than pursuant to this Agreement) to grant to the other Party access, a license, or a sublicense (as applicable) to the same on the terms and conditions set forth in this Agreement without violating any obligations of the granting Party to a Third Party. Notwithstanding the foregoing, a Party will not be deemed to “Control” any material, Know-How, or intellectual property right (including Patent Rights) that, prior to the consummation of the merger, consolidation or transfer making a Third Party an Acquiring Entity, is owned or in-licensed by such Third Party that becomes an Affiliate of such acquired Party after the Effective Date as a result of such acquisition transaction or that any Acquiring Entity subsequently develops without accessing or practicing any AssemblyBio IP or BeiGene IP unless (a) prior to the consummation of such acquisition transaction, such acquired Party or any of its Affiliates also owned or in-licensed such Patent Right or Know-How, or (b) the Know-How or Patent Rights owned or in-licensed by the applicable Third Party were not used in the performance of activities under this Agreement prior to the consummation of such acquisition transaction, but after the consummation of such acquisition transaction, such acquired Party or any of its Affiliates uses any such Patent Rights or Know-How in the performance of its obligations or exercise of its rights under this Agreement, in each of which cases ((a) and (b)), such Patent Rights or Know-How will be “Controlled” by such Party for purposes of this Agreement.

1.28“Cover” means, with respect to a Licensed Product in a particular country or region that the manufacture, use, sale or importation of such Licensed Product, as applicable, in such country or region would, but for the licenses granted herein, infringe a Valid Claim.  Cognates of the word “Cover” shall have correlative meanings.

1.29“Develop” or “Development” or “Developing” means all development activities for any Licensed Compound or Licensed Product that are directed to obtaining Regulatory Approval(s) of such Licensed Product and to support appropriate usage for such Licensed Product in the Field, including: (a) all non-clinical and preclinical testing and studies of such Licensed Product; (b) Clinical Trials; (c) toxicology, pharmacokinetic, pharmacodynamic, drug-drug interaction, safety, tolerability and pharmacological studies of such Licensed Product; (d) distribution of such Licensed Product for use in Clinical Trials (including placebos and comparators); (e) statistical analyses; (f) the preparation, filing and prosecution of any NDA for such Licensed Product in the Territory, with respect to Development activities conducted under the Territory Development Plan, and the preparation, filing and prosecution of any Biological License Application or New Drug Application (each as defined by the FDA) outside the Territory, with respect to Development activities conducted under the Global Development Plan; (g) all development activities directed to label expansion (including prescribing information) or obtaining Regulatory Approval for one or more additional Indications following initial Regulatory Approval; and (h) all development activities conducted after receipt of Regulatory Approval that are required or requested in writing by a Regulatory Authority as a condition of, or in connection with, obtaining or maintaining a Regulatory Approval; and (i) all regulatory activities related to any of the foregoing.  For clarity, Development does not include activities directed to Manufacture or Commercialization.

1.30“Development and Regulatory Costs” means all internal and external costs and expenses (including the cost of allocated FTEs at the FTE Rate) incurred by a Party and its Affiliates (“Costs”) during the Term in connection with the Development of Licensed Compounds or Licensed Products in accordance with the Global Development Plan or Territory Development Plan:

(a)with respect to BeiGene, including, as applicable:

(i)all Costs incurred by BeiGene or its Affiliates in performing Development activities in or for the Territory (including [* * *]);

(ii)all Costs incurred by BeiGene or its Affiliates for Licensed Compounds or Licensed Products or any other materials (such as non‑Party comparator drugs and placebo) reasonably required to be obtained or made for use in Clinical Trials of or related to a Licensed Compound or Licensed Product; and

(iii)all Costs incurred by BeiGene or its Affiliates associated with obtaining, maintaining and renewing Regulatory Submissions and Regulatory Approvals for a Licensed Product;

(b)with respect to AssemblyBio, including, as applicable:

(i)all Costs incurred by AssemblyBio or its Affiliates in performing Development activities in and for the Territory (including [* * *]); and

(ii)all Costs incurred by AssemblyBio or its Affiliates for Licensed Compounds or Licensed Products or any other materials (such as non‑Party comparator drugs and placebo) reasonably required to be obtained or made for use in Clinical Trials of or related to a Licensed Compound or Licensed Product in and for the Territory (but excluding any such Costs taken into account in the calculation of Fully Burdened Manufacturing Costs);

in both cases (a) and (b), (x) as set forth in the Global Development Budget or the Territory Development Budget, (y) incurred in relation to activities expressly set forth in the Global Development Plan, the Territory Development Plan or this Agreement, and (z) evidenced by written records reasonably acceptable to the other Party; provided that any Costs [* * *] may be counted as Development and Regulatory Costs [* * *] (1) [* * *], (2) [* * *], and (3) [* * *]. For clarity, any external or Third Party costs are included in the Development and Regulatory Costs in the amount actually incurred without any markup. All Development and Regulatory Costs must be recorded in accordance with the applicable Accounting Standard, and either directly attributed to or fairly allocable to the Development activities of the Licensed Compounds and Licensed Products as conducted by the applicable Party.

1.31“Development Plan” means the Global Development Plan, the Territory Development Plan or the ABI-H0731 Initial Development Plan.

1.32“[* * *]” means, with respect to a [* * *], (a) the [* * *] of such [* * *] through (i) an [* * *] to a Third Party or (ii) an [* * *], with no further rights or role or ability to [* * *], directly or indirectly, with respect to such [* * *] such that neither the applicable Party nor its Affiliates are consulted with respect to, and do not otherwise participate in, [* * *] (other than those described in clauses (i) and (ii) above), or otherwise [* * *] with any Third Party, with respect to the [* * *] or the [* * *]; or (b) the complete [* * *] with respect to such [* * *]. For clarity, the right of the applicable Party to receive royalties, milestones or other payments in connection with [* * *] pursuant to sub-section (a) above, shall be permitted for any such [* * *]. When used as a verb, “[* * *]” and “[* * *]” means to cause a [* * *].

1.33“[* * *]” means [* * *].

1.34“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

1.35“FDA” means the United States Food and Drug Administration or any successor entity thereto.

1.36“Field” means the diagnosis, treatment, palliation or prevention of all indications, diseases and disorders in humans, provided that, with respect to the In-Licensed Patent Rights, the “Field” will be limited to diagnosis and treatment of all indications, diseases and disorders in humans.

1.37“Finite Duration Therapy” means any labelled Indication for the treatment of chronic HBV infection that [* * *].

1.38“First Commercial Sale” means, with respect to any Licensed Product in any country or jurisdiction in the Territory, the first sale of such Licensed Product by BeiGene, its Affiliates, or sublicensees to a Third Party for distribution, use or consumption in such country or jurisdiction after obtaining Regulatory Approvals, as applicable, have been obtained for such Licensed Product in such country or jurisdiction; provided, that, the following shall not constitute a First Commercial Sale of a Licensed Product: (a) any sale to an Affiliate or sublicensee, (b) any use of a Licensed Product in Clinical Trials, pre-clinical studies or other research or Development activities, or (c) the [* * *].

1.39“FTE” means, with respect to a person the equivalent of the work of one (1) employee full time for one (1) year (consisting of at least a total of [* * *] per year, excluding vacations and holidays). Overtime, work on weekends, holidays and the like will not be counted with any multiplier (e.g., time-and-a-half or double time) toward the number of hours that are used to calculate the FTE contribution.  No one person shall be permitted to account for more than one FTE.

1.40“FTE Rate” means, (a) for any employee of BeiGene conducting Development activities, [* * *], and (b) for an employee of AssemblyBio, [* * *], in both cases (a) and (b), increasing by [* * *] each January 1st beginning on January 1, [* * *]. The FTE Rate for each Party includes fully burdened personnel costs (including taxes, benefits, overhead, general and administrative expenses, related capital expenditures, etc.).

1.41“Fully Burdened Manufacturing Cost” means, with respect to any Licensed Product supplied by or on behalf of AssemblyBio to BeiGene hereunder, and as determined on a Calendar Quarter-by-Calendar Quarter basis:

(a)if such Licensed Product (or any precursor or intermediate thereof) is Manufactured by a Third Party manufacturer, (i) the [* * *] costs of such supply of such Licensed Product (or precursor or intermediate) incurred by AssemblyBio, to the extent specifically identifiable or reasonably allocated to the supply of such Licensed Product as determined in accordance with GAAP (including, but not limited to, [* * *], the costs [* * *] of such Licensed Product (including applicable [* * *])), and (ii) any internal or Third Party costs incurred by AssemblyBio in connection with such Manufacturing by such Third Party, including [* * *] at the FTE Rate, provided, that the costs described in this clause (ii) [* * *]; or

(b)if such Licensed Product (or any precursor or intermediate thereof) is Manufactured by AssemblyBio or its Affiliate, the actual, fully burdened documented and verifiable direct and indirect costs and expenses incurred and recorded in Manufacturing such Licensed Product “consisting solely of” (i) the cost of [* * *] (including any costs incurred by AssemblyBio for time spent by AssemblyBio personnel to [* * *], at the FTE Rate), [* * *], (ii) the reasonable allocation of [* * *], to such manufacturing operation (including the allocable costs of [* * *], if applicable, but excluding [* * *]; (iii) [* * *] (including [* * *] but excluding any allocation for [* * *]); (iv) [* * *]; (v) [* * *]; (vi) [* * *]; and (vii) [* * *], in each case ((i) through (vii)), to the extent allocable to the Manufacture of such Licensed Product as determined in accordance with GAAP.

1.42“GAAP” means United States generally accepted accounting principles, consistently applied.

1.43“GCP” means all applicable Good Clinical Practice standards for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of Clinical Trials, including, as applicable (a) as set forth in the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use Harmonized Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95) (the “ICH Guidelines”) and any other guidelines for good clinical practice for trials on medicinal products in the Territory, (b) the Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto, (c) U.S. Code of Federal Regulations Title 21, Parts 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application), as may be amended from time to time, (d) the PRC Good Clinical Practices for Pharmaceutical Products (药物临床试验质量管理规范), as released by China National Medical Products Administration in 2003 and latest updated in 2020, and (e) the equivalent Applicable Laws in the region in the Territory, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

1.44“Generic Product” means, with respect to a Licensed Product in a particular region in the Territory, any pharmaceutical product that is being sold commercially by a Third Party in such region in the Territory without authorization by BeiGene (or its Affiliate or sublicensee), that (a) contains the same Active Ingredient(s) as a Licensed Product, (b) is determined to be bioequivalent to such Licensed Product in accordance with Applicable Laws, and (c) is approved for sale in such region under an abbreviated route of regulatory approval in such region similar to the Abbreviated New Drug Application, or under 505(b)(2) of the United States Federal Food, Drug and Cosmetic Act, in the U.S. and is sold under a Regulatory Approval granted to the selling Third Party in such region which authorization is based substantially on clinical data pertaining to such Licensed Product. For purposes of clarity, for regions in the Territory where no explicit generic regulations exist, the term Generic Product also shall mean any product that is authorized for sale by the applicable Regulatory Authority in such region by a Third Party that contains the same Active Ingredient(s) as a Licensed Product.

1.45“Global Commercialization Principles” means, with respect to a Licensed Product, the written summary of the key principles and strategy for the Commercialization of such Licensed Product in the Field worldwide (including in the Territory) to be prepared by AssemblyBio and approved by the JCC in accordance with this Agreement, as such written summary may be amended, modified or supplemented by either Party and approved by the JCC in accordance with Section 3.3(b).

1.46“GLP” means all applicable Good Laboratory Practice standards, including, as applicable, (a) as set forth in the then-current good laboratory practice standards promulgated or endorsed by the U.S. Food and Drug Administration, as defined in 21 C.F.R. Part 58, (b) the Good Laboratory Practices for Nonclinical Drug Research, as released by China National Medical Products Administration in 2017, and (c) the equivalent Applicable Laws in the Territory, each as may be amended and applicable from time to time.

1.47“Governmental Authority” means any federal, state, national, state, provincial or local government, or political subdivision thereof, or any multinational organization or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any court or tribunal (or any department, bureau or division thereof, or any governmental arbitrator or arbitral body).

1.48“HBV Core Protein” means HBV core protein (Cp), a structural protein, typically 183 or 185 amino acids long, that self assembles to form the HBV viral capsid. The key mechanism which HBV Cp controls HBV replication is with specific packaging of viral pgRNA and HBV polymerase protein into a viral capsid to enable viral DNA replication.

1.49“Indication” means a generally acknowledged disease or condition, a significant manifestation of a disease or condition, or symptoms associated with a disease or condition or a risk for a disease or condition. For clarity, all variants of a single disease or condition (e.g., variants of colon cancer or variants of prostate cancer), whether classified by severity or otherwise, shall be treated as the same Indication for purposes of this Agreement.

1.50“Invention” means any Know-How, composition of matter, article of manufacture or other subject matter, whether patentable or not, that is conceived or reduced to practice in the conduct of the Development, Manufacture, or Commercialization of a Licensed Product under this Agreement.

1.51“Joint Global Study” means a global Clinical Trial or a set of global Clinical Trials of a Licensed Product which include Clinical Trial sites in and outside of the Territory.

1.52“Know-How” means all technical information, know-how, data, inventions, discoveries, trade secrets, specifications, instructions, processes, formulae, methods, protocols, expertise and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them, and all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data relevant to any of the foregoing. For clarity, Know-How excludes Patent Rights and physical substances.

1.53“Licensed ABI-H0731 Product” means any Licensed Product containing ABI-H0731 as an Active Ingredient.

1.54“Licensed ABI-H2158 Product” means any Licensed Product containing ABI-H2158 as an Active Ingredient.

1.55“Licensed ABI-H3733 Product” means any Licensed Product containing ABI-H3733 as an Active Ingredient.

1.56“Licensed Compound” means AssemblyBio’s proprietary compounds: ABI-H0731, ABI-H2158, and ABI-H3733 (collectively, the “Listed Compounds”), each with the structure as set forth on Exhibit 1.56, and [* * *].

1.57“Licensed Product” means any pharmaceutical, formulation or dosage form containing any Licensed Compound, whether as its sole active ingredient or in combination with one or more other active ingredients, in final finished form.

1.58“Manufacture” or “Manufacturing” means activities directed to process, analytical and formulation development, manufacturing, processing, packaging, labeling, filling, finishing, assembly, quality assurance, quality control, testing, and release, shipping, or storage of the Licensed Compounds and Licensed Products (or any components or process steps involving the Licensed Compounds and Licensed Products), placebo, or comparator agent, as the case may be, including process development, qualification, and validation, scale-up, pre-clinical, clinical, and commercial manufacture and analytic development, product characterization, and stability testing. For clarity, Manufacture does not include activities directed to Development or Commercialization.

1.59“NDA” means a New Drug Application (as defined by the NMPA or other applicable Regulatory Authorities in the Territory), or any successor application for Regulatory Approval having substantially the same function, or its foreign equivalent for approval to market or sell a pharmaceutical product in the Territory.

1.60“Net Sales” means the gross amount invoiced by BeiGene, its Affiliates or sublicensees (collectively, the “Sellers”) for sales or other transfers of Licensed Product in bona fide arm’s length transactions to a Third Party (including any Third Party distributors, collectively, the “Buyers”), less the following deductions, [* * *]:

(a)[* * *], to the extent such [* * *] are not attributable to other products or services of the Sellers that are unrelated to the sales and distribution of the Licensed Product;

(b)[* * *], to the extent not otherwise attributable to other products or services of the Sellers that are unrelated to the sales and distribution of the Licensed Product;

(c)[* * *];

(d)[* * *] to the extent relating to the Licensed Product [* * *] in accordance with the applicable Seller’s Accounting Standard, [* * *];

(e)[* * *] allowed or paid for [* * *]; and

(f)[* * *], in each case to the extent not reimbursed.

Each of the foregoing deductions shall be determined as incurred in the ordinary course of business in type and amount consistent with good industry practice and in accordance with the applicable accounting requirements on a basis consistent with BeiGene’s audited consolidated financial statements. In the case of any other sale [* * *], such as [* * *], of any Licensed Product, or part thereof, other than [* * *], Net Sales shall be calculated as above [* * *], defined as [* * *].

For purposes of this Agreement, a “sale” or “transfer” shall mean any transfer or other distribution or disposition, but shall not include transfers or other distributions or dispositions of Licensed Product at no charge (i) for academic research, preclinical, clinical, or regulatory purposes (including the use of a Licensed Product in Clinical Trials), (ii) [* * *], or (iii) to

physicians or hospitals for promotional purposes (including free samples to a level and in an amount which is customary in the industry and which is reasonably proportional to the market for such Licensed Product), to the extent permitted under Applicable Laws in the Territory.

All deductions in clauses (a) through (f) above will be fairly and equitably allocated between such Licensed Product and other products of the Sellers, such that such Licensed Product does not bear a disproportionate portion of such deductions. Calculations of Net Sales will be in accordance with the applicable Seller’s Accounting Standard, consistently applied across all products of such Seller and across periods. If a single item falls into more than one of the categories set forth in clauses (a)-(f) above, then such item may not be deducted more than once.

In the event that a Combination Product is sold in the Territory by or under the authority of BeiGene or its Affiliate or sublicensee, Net Sales for the Licensed Product included in such Combination Product shall be calculated by multiplying the Net Sales (as calculated above but based on the gross invoice price of the Combination Product) during the applicable reporting period by the fraction A/(A+B), where “A” is the average sales price of the Licensed Product sold separately, and “B” is the average sales price of the Other Components, in each case, in the Territory during the applicable reporting period.  If sales of the Licensed Product sold separately and of the Other Components did not occur during the applicable reporting period, the respective average sales prices during the most recent reporting period in which sales of both occurred in the Territory shall be used. In the event that either or both of A or (and) B is (are) not available in the Territory, then Net Sales for purposes of determining royalty payments shall be [* * *].

1.61“NMPA” means the National Medical Products Administration of China, and local counterparts thereto, and any successor agency(ies) or authority thereto having substantially the same function.

1.62“[* * *]” means, with respect to a Licensed Product, the [* * *].

1.63“Patent Prosecution” means activities directed to (a) preparing, filing and prosecuting applications (of all types) for any Patent Rights, (b) managing any interference, opposition, re-issue, reexamination, supplemental examination, invalidation proceedings (including inter partes or post-grant review proceedings), revocation, nullification, or cancellation proceeding relating to the foregoing, (c) deciding whether to abandon, extend or maintain Patent Rights, (d) listing in regulatory publications (as applicable), and (e) settling any interference, opposition, reexamination, invalidation, revocation, nullification or cancellation proceeding, but excluding the defense of challenges to such patent or patent application as a counterclaim in an infringement proceeding with respect to the particular patent or patent application, and any appeals therefrom.  For purposes of clarity, “Patent Prosecution” will not include any other enforcement actions taken with respect to a patent or patent application.

1.64“Patent Rights” means the rights and interests in and to issued patents and pending patent applications (which, for purposes of this Agreement, include certificates of invention, applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, continued prosecution applications including requests for continued examination, divisional applications and renewals, and all letters patent or certificates of invention granted thereon, and all reissues, reexaminations, extensions (including pediatric exclusivity patent extensions), term restorations, renewals, substitutions, confirmations, registrations, revalidations, revisions and additions of or to any of the foregoing, in each case, in any country or region.

1.65“Person” means any individual, corporation, company, partnership, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

1.66“Phase 3 Clinical Trial” means a controlled or uncontrolled human Clinical Trial of a Licensed Product that would satisfy the requirements of 21 CFR 312.21(c) or corresponding foreign regulations, regardless of whether such trial is referred to as a “phase 3 clinical trial” in the Global Development Plan or the Territory Development Plan.

1.67“Pricing and Reimbursement Approval” means the later of (a) the approval, agreement, determination, or governmental decision establishing a price for the applicable Licensed Product that can be legally charged to consumers, if required in a given country or region for the Commercialization of such Licensed Product in such country or region; and (b) the approval, agreement, determination, or governmental decision establishing the level of reimbursement for such Licensed Product that will be reimbursed by Governmental Authorities, if either required or otherwise commercially beneficial in a given country or region for the Commercialization of such Licensed Product in such country or region.

1.68“Product-Specific IP” means all Inventions that are made jointly by the Parties or solely by a Party that relate (a) to the composition of matter of, or a method of using or detecting, a Licensed Compound or a Licensed Product, or any companion or complementary diagnostic to a Licensed Product, or (b) to a method of manufacturing specific to a Licensed Product.

1.69“Regulatory Approval” means all approvals from the relevant Regulatory Authority necessary to initiate marketing and selling a product (including Licensed Product) in any country or jurisdiction, excluding Pricing and Reimbursement Approvals.

1.70“Regulatory Authority” means any applicable Governmental Authority with authority over the distribution, importation, exportation, manufacture, production, use, storage, transport, clinical testing or sale of a pharmaceutical product (including any Licensed Product), which may include the authority to grant the required Pricing and Reimbursement Approvals for such sale.

1.71“Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Regulatory Authority with respect to a Licensed Product in a region, other than a Patent Right (potentially including new clinical data exclusivity, orphan drug exclusivity, pediatric exclusivity, or rights similar thereto), in each case, that confers exclusive rights to BeiGene, its Affiliates or sublicensees, as applicable to Commercialize such Licensed Product in such region.

1.72“Regulatory Submissions” means any filing, application or submission with any Regulatory Authority, including authorizations, approvals or clearances arising from the foregoing, including Regulatory Approvals and any Pricing and Reimbursement Approvals, as applicable, and all correspondence or communication with or from the relevant Regulatory

Authority, as well as minutes of any material meetings, telephone conferences or discussions with the relevant Regulatory Authority, in each case, with respect to a Licensed Product.

1.73“[* * *]” means, with respect to a [* * *], to [* * *] the research, development, manufacturing and commercialization activities relating to such [* * *], [* * *] research, development and commercialization activities with respect to Licensed Products under this Agreement, including by ensuring that: (a) [* * *], as applicable, [* * *] or [* * *]; and (b) [* * *]; provided, that, in either case of (a) or (b), [* * *], solely in connection with [* * *].

1.74“Territory” means China, Hong Kong, Taiwan, and Macau, with each considered a “region” for purposes of this Agreement.

1.75“Territory Commercialization Plan” means, with respect to a Licensed Product, the written strategic and tactical plan for the Commercialization of such Licensed Product in the Field in the Territory to be prepared by BeiGene in accordance with this Agreement, as such written plan may be amended, modified or updated by BeiGene in accordance with Section 3.3(b).

1.76“Territory Only Case” means, with respect to each of (a) Licensed ABI-H0731 Product, (b) Licensed ABI-H2158 Product, and (c) Licensed ABI-H3733 Product, a scenario where all registrational Clinical Trials for such Licensed ABI-H0731 Product, Licensed ABI-H2158 Product or Licensed ABI-H3733 Product (as applicable) after the Effective Date for the purpose of obtaining the initial Regulatory Approval in the Territory are conducted within the Territory. With respect to the Licensed ABI-H0731 Product, the specific design of the Territory Only Case is set forth in the ABI-H0731 Initial Development Plan, as may be updated in accordance with Section 5.2(c).

1.77“[* * *]” means [* * *].

1.78“Third Party” means any Person other than a Party or an Affiliate of a Party.

1.79“United States” or “US” means the United States of America and its territories and possessions.

1.80“Upstream License” means that certain Exclusive License Agreement by and between AssemblyBio and Indiana University Research and Technology Corporation (“IURTC”), dated as of September 3, 2013, as may be amended.

1.81“USD” means United States dollars.

1.82“Valid Claim” means any claim of (a) an issued and unexpired patent or (b) a pending patent application, in each case included within the AssemblyBio Patent Rights; provided that such claim has not been abandoned, revoked or held unenforceable, invalid or unpatentable by a court or other government body of competent jurisdiction with no further possibility of appeal and which claim has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise; provided that, if a pending patent application has been pending for at least [* * *] years from its earliest claimed priority date, then such corresponding claim in such pending patent application will not be deemed to be a Valid Claim unless and until it subsequently issues.

1.83Additional Definitions. The following table identifies the location of definitions set forth in various Sections of this Agreement:

Definition	Section
ABI-H0731 Initial Development Plan	5.2(c)
Accounting Firm	9.10(b)(i)
Agreement	Preamble
Agreement Payments	9.11(a)
Alliance Manager	3.1
Anti-Corruption Laws	12.7(a)(i)
Applicable Upstream License Provisions	2.8
AssemblyBio	Preamble
AssemblyBio Ancillary Trials Budget	5.5(c)
AssemblyBio Indemnitee(s)	13.1
AssemblyBio Publication	11.1(d)
AssemblyBio Veto Right	3.2(f)(i)
Audited Party	9.10(b)(i)
Auditing Party	9.10(b)(i)
BeiGene	Preamble
BeiGene Collaboration Patent Rights	14.3(a)
BeiGene Development Report	5.8
BeiGene Election	5.2(d)(ii)
BeiGene Indemnitees	13.2
BeiGene Publication	11.1(c)
BeiGene Veto Right	3.2(f)(ii)
Breach Notification	15.2(c)(i)
Claims	13.1
Clinical Supply Agreement	7.2(a)
Commercial Supply Agreement	7.2(b)
Commercialization Milestone Event	9.3
Commercialization Milestone Payment	9.3
Competing Product	2.6(a)
Confidentiality Agreement	16.15
Continuing Technology Transfer	4.1
Development Cost Cap	5.4(a)
Development Milestone Event	9.2
Development Milestone Payment	9.2
Disclosing Party	1.26
Dispute	16.6(a)
Effective Date	Preamble

Enforceable Patent Rights	14.3(b)
Ex-Territory Infringement	14.3(a)
Excluded Claim	16.6(e)
Executive Officers	3.2(f)
Existing Regulatory Materials	12.2(o)
Expert	16.7(c)
Expert Dispute	16.7(a)
Expert Resolution Notice	16.7(b)
[* * *]	9.2
Global Brand Elements	8.4(c)
Global Development Budget	5.2(a)
Global Development Plan	5.2(a)
Global Publication Strategy	11.1(a)
ICH Guidelines	1.43
In-Licensed Patent Rights	2.8
Indemnified Party	13.3
Indemnifying Party	13.3
Initial Technology Transfer	4.1
Initiation	9.2
JAMS	16.6(a)
JCC	3.3(b)
JDC	3.3(a)
JGS Territory Extra Costs	5.4(c)
JGS Territory Extra Patients	5.4(c)
JMC	3.3(c)
Joint COGM Improvements	7.2(d)(i)
Joint Collaboration IP	14.1(a)
Joint Patent Rights	14.1(c)(ii)
JSC	3.2(a)
License	2.1
Losses	13.1
New Development Proposal	5.5(a)
Notice of Dispute	16.6(a)
Party/Parties	Preamble
Patient Enrollment Guardrail	5.2(b)
Pharmacovigilance Agreement	6.4
Product Infringement	14.3(a)
Product Marks	14.8
Public Official	12.7(d)
Publication	11.1(d)

Receiving Party	1.26
Representatives	12.7(a)
[* * *]	[* * *]
Review Period	11.1(c)
Royalty Term	9.6(b)
Rules	16.6(a)
Scheduled Patent Rights	12.2(a)
SEC	11.4(c)
Securities Regulators	11.4(c)
Standstill Period	16.1
Subcommittees	3.3(d)
Taxes	9.11(a)
Technology Transfer	4.1
Term	15.1
Territory Clinical Trials	5.3(b)
Territory Development Budget	5.3(a)
Territory Development Plan	5.3(a)
Territory Only Case Budget	5.4(d)
Territory-Related Clinical Trials	5.3(b)
Territory-Specific Clinical Trials	5.3(b)
Third Party License	14.5
Unilateral Development Activity	5.5(b)
Upfront Payment	9.1

1.84Interpretation. The captions and headings to this Agreement are for convenience only and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement. Unless specified to the contrary, references to Articles, Sections or Exhibits mean the particular Articles, Sections or Exhibits to this Agreement and references to this Agreement include all Exhibits hereto.  In the event of any conflict between the main body of this Agreement and any Exhibit hereto, the main body of this Agreement shall prevail.  Unless context otherwise clearly requires, whenever used in this Agreement: (a) the words “include” or “including” shall be construed as incorporating, also, “but not limited to” or “without limitation”; (b) the word “day” or “year” means a calendar day or year unless otherwise specified; (c) the word “notice” shall mean notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement; (d) the words “hereof,” “herein,” “hereby” and derivative or similar words refer to this Agreement as a whole and not merely to the particular provision in which such words appear; (e)  the words “shall” and “will” have interchangeable meanings for purposes of this Agreement; (f) the word “or” shall have the inclusive meaning commonly associated with “and/or”; (g) provisions that require that a Party, the Parties or a committee hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise; (h) words of any gender include the other gender; (i) words using the singular or plural number also include the plural or singular number, respectively; (j)

references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement law, rule or regulation thereof; and (k) neither Party or its Affiliates shall be deemed to be acting “under authority of” the other Party.

Article 2

LICENSE

2.1License Grant to BeiGene. Subject to the terms and conditions of this Agreement and the terms and conditions of the Upstream License set forth on Exhibit 2.1, AssemblyBio hereby grants to BeiGene an exclusive (subject to AssemblyBio’s retained rights as set forth in Section 2.3), royalty-bearing license, with the right to grant sublicenses solely in accordance with Section 2.2, under the AssemblyBio IP to (a) Develop and Commercialize Licensed Products in the Field in the Territory, and (b) if applicable, to conduct any Territory-Related Clinical Trials in accordance with Section 5.3(b) (the “License”). For clarity, the License does not include any right for BeiGene to Manufacture the Licensed Product, unless BeiGene takes on the Manufacturing of the Licensed Product pursuant to Sections 7.2(d)(i) or 7.3.

2.2Right to Sublicense.

(a)Subject to the terms and conditions of this Agreement (including the Applicable Upstream License Provisions and other terms and conditions of the Upstream License as set forth in Exhibit 2.1), BeiGene shall have the right to grant sublicenses under the License through multiple tiers: (i) to its Affiliates, provided that such sublicense shall automatically terminate if such sublicensee ceases to be an Affiliate of BeiGene; (ii) subject to Section 5.10, to contract research organizations, distributors and other Third Party subcontractors for the sole purpose of performing BeiGene’s obligations hereunder, on BeiGene’s behalf, with respect to the Development and Commercialization (or Manufacturing, in the event BeiGene takes on the Manufacturing of the Licensed Product pursuant to Sections 7.2(d)(i) or 7.3) of Licensed Products in the Field in the Territory, in each case as is set forth in the Global Development Plan, Territory Development Plan or Territory Commercialization Plan; and (iii) to any other Third Party with respect to the Development and/or Commercialization of Licensed Products in the Field in the Territory, subject to AssemblyBio’s prior written consent, not to be unreasonably withheld, conditioned or delayed.  For purposes of clarity, BeiGene shall have the right, in connection with the grant of a sublicense to any Third Party pursuant to Section 2.2(a)(ii) or (iii), to transfer to such Third Party such quantities of Licensed Compound as is reasonably necessary for such Third Party to conduct Development and/or Commercialization activities in accordance with the sublicense grant.

(b)Each sublicense shall be subject to a written agreement that is consistent with the terms and conditions of this Agreement, and BeiGene shall ensure that its sublicensees comply with the terms and conditions of this Agreement. BeiGene shall include in each sublicense agreement an obligation of the applicable sublicensee to cease all activities with respect to Licensed Products if BeiGene terminates such sublicense agreement or if AssemblyBio terminates this Agreement. BeiGene will remain directly responsible for all its obligations under this Agreement, regardless of whether any such obligation is delegated or sublicensed to any of its Affiliates or sublicensees. Any act or omission of a sublicensee of BeiGene will be considered as an act or omission by BeiGene hereunder. In the event of any material breach by any such sublicensee of any agreement entered into by BeiGene pursuant to Section 2.2(a) that would be a material breach of this Agreement by BeiGene, BeiGene shall [* * *].  BeiGene shall provide AssemblyBio with written notice of any proposed sublicense (including the identity of the sublicensee, a summary of the activities that are sublicensed and the region in which such rights have been sublicensed) and, to the extent the sublicense agreement is executed pursuant to Section 2.2(a)(iii), BeiGene shall provide AssemblyBio with a true and complete copy of such sublicense agreement within [* * *] after it becomes effective, subject to BeiGene’s right to redact any confidential or proprietary information contained therein that is not necessary for AssemblyBio to determine compliance with this Agreement, and if such agreement is not in English, a certified translation into English thereof within [* * *] after the execution of such sublicense agreement.

2.3Retained Rights. Notwithstanding the exclusive nature of the License, AssemblyBio expressly retains the rights to use the AssemblyBio IP in the Field in the Territory in order to (a) perform its obligations under this Agreement, (b) to conduct research and Development activities that are assigned to AssemblyBio under the Global Development Plan or otherwise to the extent expressly permitted by Sections 5.1(c), 5.5(b) and 5.5(c) of this Agreement, (c) to Develop the Licensed Products in the Territory to support the Development or Commercialization outside of the Territory (only to the extent such Development would not reasonably be expected to materially adversely impact BeiGene’s Development or Commercialization activities of the Licensed Products in the Field in the Territory under this Agreement), and (d) to Manufacture Licensed Product in the Territory, in each case whether directly or through its Affiliates, licensees or contractors. For clarity, AssemblyBio retains the exclusive right to practice, license and otherwise exploit the AssemblyBio IP outside the scope of the License.

2.4License Grants to AssemblyBio.  Subject to the terms and conditions of this Agreement, BeiGene hereby grants to AssemblyBio a non-exclusive, fully-paid, royalty-free (except as set forth in Section 15.3(b)), perpetual, irrevocable, and sublicensable (through multiple tiers) license under the BeiGene IP, BeiGene Collaboration IP and BeiGene’s interest in the Joint Collaboration IP solely (a) to Develop, Manufacture, and Commercialize Licensed Products outside the Territory and (b) to conduct any activities within AssemblyBio’s retained rights set forth under Section 2.3 in the Territory.

2.5No Implied Licenses; Negative Covenant.  Except as expressly set forth herein, neither Party shall acquire any license or other intellectual property interest, by implication or otherwise, under any trademarks, Patent Rights or patent applications of the other Party. BeiGene shall not, and shall not permit any of its Affiliates or sublicensees to, practice any AssemblyBio IP outside the scope of the License.

2.6Non-Compete.

(a)Non-Compete Obligations of BeiGene. Subject to Section 2.7 and except as otherwise agreed by the Parties, during the Term, BeiGene shall not [* * *] Commercialize any pharmaceutical product that [* * *] (each a “Competing Product”) in the Territory, other than Licensed Products in accordance with this Agreement.

(b)Non-Compete Obligations of AssemblyBio. Subject to Section 2.7 and except as otherwise agreed by the Parties, during the Term, AssemblyBio shall not [* * *]

Commercialize any Competing Products in the Territory, other than Licensed Products in accordance with this Agreement.

2.7[* * *]. Notwithstanding Section 2.6, if at any time during the Term:

(a)a Party or any of its Affiliates [* * *] through the acquisition of a Third Party (whether by merger or acquisition of all or substantially all of the stock or assets of a Third Party or of any operating or business division of a Third Party or similar transaction), such acquisition, and the [* * *] thereafter, shall not constitute a breach of [* * *] if such Party or such Affiliate, as applicable, (i) [* * *] such [* * *] within [* * *] of closing of the acquisition and, at all times prior to such [* * *], [* * *] such [* * *], or (ii) with the consent of the other Party, agrees to [* * *]; or

(b)a Third Party that is (at the time of such acquisition) [* * *] acquires a Party (whether by merger or acquisition of all or substantially all of the stock or of all or substantially all of the assets of such Party or of any operating or business division of such Party or similar transaction), such acquisition, and the [* * *] by such relevant acquiring Third Party, as the case may be, or any of its Affiliates, shall not constitute a breach of [* * *]; provided that (i) such acquiring Third Party at all times [* * *] and (ii) to the extent that AssemblyBio is the Party being acquired, then [* * *], solely to the extent reasonably necessary to (x) [* * *] or (y) [* * *]; provided that, in each case (x) and (y), [* * *].

2.8Upstream License.  BeiGene acknowledges and agrees that (a) AssemblyBio obtained the rights to certain AssemblyBio Patent Rights under the Upstream License (the “In-Licensed Patent Rights”); and (b) the License granted by AssemblyBio to BeiGene under Section 2.1 with respect to such In-Licensed Patent Rights constitutes a sublicense under the Upstream License.  BeiGene shall comply with the terms and conditions of the Upstream License set forth in Exhibit 2.8 (the “Applicable Upstream License Provisions”). The Applicable Upstream License Provisions and other terms and conditions of the Upstream License as set forth in Exhibit 2.1 and Exhibit 14.6 shall be considered an integral part of the terms and conditions of this Agreement.

Article 3

GOVERNANCE

3.1Alliance Managers. Each Party shall appoint an individual, who is an employee of such Party, to act as its alliance manager under this Agreement [* * *] after the Effective Date (the “Alliance Manager”). The Alliance Managers shall: (a) serve as the primary points of contact between the Parties for the purpose of providing the other Party with information on the progress of a Party’s activities under this Agreement; (b) be responsible for facilitating the flow of information and otherwise promoting communication, coordination and collaboration between the Parties, provided that all communications between the Parties shall be in English; (c) facilitate the prompt resolution of any disputes; and (d) attend JSC (as a non-voting participant), JDC, JMC, JCC and other Subcommittee meetings. An Alliance Manager may also bring any matter to the attention of the JSC, JDC, JMC, JCC or any other Subcommittee if such Alliance Manager reasonably believes that such matter warrants such attention. Each Party may replace its Alliance Manager at any time upon written notice to the other Party.

3.2Joint Steering Committee.

(a)Formation. No later than [* * *] following the Effective Date, the Parties shall establish a joint steering committee (the “JSC”) to (i) monitor and coordinate the Development, Manufacture and Commercialization of Licensed Products in the Field in the Territory and the Development and Manufacture of Licensed Products pursuant to the Global Development Plan outside of the Territory and (ii) provide a forum for AssemblyBio to provide updates with respect to the Commercialization of Licensed Products outside of the Territory to the extent necessary and useful for BeiGene in its Commercialization of Licensed Products in the Field in the Territory.  The JSC will be composed of an equal number of representatives from each Party and a minimum of three (3) representatives of each Party, with (x) at least two (2) representatives of each Party that have direct knowledge and expertise in the development, manufacture and commercialization of biopharmaceutical products, and (y) at least one representative of each Party holding the position of vice president or above in such Party. Each representative to the JSC shall be an employee of the applicable Party, unless otherwise agreed by both Parties.

(b)Role. The JSC shall:

(i)set the strategic direction of, and encourage and facilitate ongoing communication between the Parties with respect to, the Development, Manufacture and Commercialization of Licensed Products;

(ii)provide a forum for the discussion of the Parties’ activities under this Agreement;

(iii)review and discuss the overall strategy for the Development, Manufacture, and Commercialization of Licensed Products in the Field in the Territory;

(iv)establish and oversee the JDC, JCC, JMC and other Subcommittees as necessary or advisable to further the purpose of this Agreement, and review, discuss and try to resolve any unresolved disputes from the JDC, JCC, JMC and other Subcommittees;

(v)review and discuss any updates provided by AssemblyBio regarding AssemblyBio Know-How pursuant to Section 4.1;

(vi)review and discuss each BeiGene Development Report, the status, progress and results of Development activities of the Licensed Products and the related costs pursuant to Section 5.8;

(vii)review and discuss any potential harmful actions brought to its attention by either Party pursuant to Section 6.6;

(viii)review and discuss any Commercialization report submitted by BeiGene pursuant to Section 8.3;

(ix)review, discuss and adopt the Global Publication Strategy and any amendments thereto pursuant to Section 11.1(a); and

(x)perform such other functions as expressly set forth in this Agreement or allocated to the JSC by the Parties’ written agreement.

(c)Limitation of Authority. The JSC shall only have the powers expressly assigned to it in this Article 3 and elsewhere in this Agreement and shall not have the authority to: (i) modify or amend the terms and conditions of this Agreement; (ii) waive either Party’s compliance with the terms and conditions of this Agreement; or (iii) determine any issue in a manner that would conflict with the express terms and conditions of this Agreement.

(d)Meetings. The JSC shall hold meetings at such times as it elects to do so, but shall meet no less frequently than [* * *] per Calendar Year. In addition, special meetings of the JSC may be convened by either Alliance Manager upon not less than [* * *] (or, if such meeting is proposed to be conducted by teleconference, as soon as reasonably practicable) written notice to the other Alliance Manager. The JSC may meet in person or by means of teleconference, Internet conference, videoconference or other similar communication method, or (no more than [* * *]) in person at locations selected alternatively by AssemblyBio and BeiGene or such other location as the Parties may agree. Each Party shall bear its own expenses related to participation in and attendance at such meetings by its respective JSC representatives. The Alliance Managers shall jointly prepare and circulate minutes for each JSC meeting within [* * *] of each such meeting and shall ensure that such minutes are reviewed and approved by their respective companies within [* * *] thereafter.  Communications between the Parties pursuant to the JSC meetings shall be in English.

(e)Non-Member Attendance. Each Party may from time to time invite a reasonable number of participants, in addition to its representatives, to attend a meeting of the JSC (in a non-voting capacity), JDC, JCC, JMC or other Subcommittee in the event that the planned agenda for such JSC, JDC, JCC, JMC or Subcommittee meeting would require such participants’ expertise; provided that if either Party intends to have any Third Party (including any consultant) attend such a meeting, such Party shall provide prior written notice to the other Party, shall obtain approval from such other Party for such Third Party to attend (such approval not to be unreasonably withheld, conditioned or delayed), and shall ensure that such Third Party is bound by confidentiality and non-use obligations consistent with the terms of this Agreement.

(f)Decision-Making. All decisions of the JSC shall be made by consensus, with each Party’s representatives having, collectively, one vote. If after reasonable discussion and good faith consideration of each Party’s view on a particular matter before the JSC, the JSC cannot reach consensus as to such matter within [* * *] after such matter was brought to the JSC for resolution, such matter shall be referred to the Chief Executive Officer of AssemblyBio (or an executive officer of AssemblyBio designated by the Chief Executive Officer of AssemblyBio who has the power and authority to resolve such matter) and the Chief Executive Officer of BeiGene (or an executive officer of BeiGene designated by the Chief Executive Officer of BeiGene who has the power and authority to resolve such matter) (collectively, the “Executive Officers”) for resolution. If the Executive Officers cannot resolve such matter within [* * *] after such matter has been referred to them, then:

(i)BeiGene Final Decision-Making Authority. Subject to Section 3.2(f)(ii), BeiGene shall have the final decision-making authority for matters within the scope of the JSC’s decision-making authority with respect to (A) any [* * *] for Licensed Products solely in the Field in the Territory [* * *], including [* * *], (B) all [* * *], including approval of the [* * *], and, with respect to Licensed Products, further including [* * *], in each case solely in the Field in the Territory, and (C) all [* * *] leading up to and including the [* * *], solely for Licensed Products in the Field from Regulatory Authorities in the Territory; provided that BeiGene shall not exercise its final decision making authority to take any action that would be reasonably expected to (x) [* * *], or (y) [* * *], in both cases (x) and (y), without AssemblyBio’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) (AssemblyBio’s right to veto matters set forth under clauses (x) and (y), “AssemblyBio Veto Rights”).

(ii)AssemblyBio Final Decision-Making Authority. Subject to Section 3.2(f)(i), AssemblyBio shall have the final decision-making authority for matters within the scope of the JSC’s decision-making authority with respect to (A) whether the Parties will [* * *] for the Licensed Products, (B) any [* * *], including any [* * *], (C) the approval of the [* * *] and any updates thereto, (D) the approval of [* * *] or any updates thereto, and (E) any [* * *] matters of the Licensed Compounds and Licensed Products, except for [* * *]; provided that, AssemblyBio shall not exercise its final decision-making authority in a manner that would be reasonably expected to: (x) [* * *], or (y) [* * *], in both cases (x) and (y), without BeiGene’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) (BeiGene’s right to veto matters set forth under clauses (x) and (y), “BeiGene Veto Rights”). For clarity, AssemblyBio retains sole discretion and final decision-making authority with respect to (1) any Development or Commercialization activities in relation to the Licensed Compounds and Licensed Products outside of the Territory, and (2) the Development of all Licensed Products before the Initiation of Phase 3 Clinical Trial thereof, including such Development activities in the Territory pursuant to Section 5.1(c). Notwithstanding the foregoing, as AssemblyBio exercises its sole discretion and final decision-making authority with respect to any Development or Commercialization activities in relation to the Licensed Compounds and Licensed Products outside of the Territory, if [* * *], then [* * *].

(iii)No Change; Status Quo. Neither Party shall have final decision making authority with respect to: (A) the number of patients to be enrolled in the Territory for any Joint Global Study in excess of [* * *] of the worldwide patients to be enrolled pursuant to Section 5.2(b), subject to the Patient Enrollment Guardrail thereunder; (B) whether to approve any Global Development Budget or Territory Development Budget for the Licensed ABI-H0731 Products pursuant to Section 5.2(c) that [* * *]; (C) any approval of a New Development Proposal under Section 5.5(a); (D) any Joint COGM Improvements (which shall require amendment of this Agreement); (E) the transfer of some or all Manufacturing responsibilities of Licensed Compounds and Licensed Products in the Territory to BeiGene pursuant to Section 7.2(d)(i); and (F) whether [* * *]. All matters set forth in the foregoing clauses ((A) through (F)) must be decided by unanimous agreement of the Parties in order to take any action or adopt any change from the then-current status quo.

3.3Sub-Committees.

(a)Joint Development Committee. Within [* * *] after the Effective Date, the Parties shall establish a joint development committee (the “JDC”) to (i) review, discuss, coordinate and share information regarding the Development of Licensed Products in the Territory or outside the Territory pursuant to the Global Development Plan; (ii) review, discuss, and share information regarding the Development of Licensed Products outside of the Territory; (iii) review, discuss, coordinate and share information regarding the progress of the Regulatory Approvals and Regulatory Submissions for Licensed Products in the Territory; (iv) review, discuss and approve the Territory Development Plan and Global Development Plan and any amendments thereto; (v) agree to the proportion of patients in any Joint Global Study to be included from the Territory pursuant to Section 5.2(b); (vi) review, discuss and determine the path forward for the joint Development of the Licensed ABI-H2158 Products and Licensed ABI-H3733 Products under Section 5.2(d), (vii) coordinate regarding the reimbursement of the JGS Territory Extra Costs under Section 5.4(c); (viii) review, discuss and determine whether to approve any New Development Proposal pursuant to Section 5.5(a); (ix) review updates regarding Clinical Trials conducted pursuant to the Global Development Plan or the Territory Development Plan pursuant to Section 6.2; and (x) perform such other functions as expressly set forth in this Agreement or allocated to the JDC by the Parties’ written agreement.

(b)Joint Commercialization Committee. Not later than [* * *] prior to the anticipated date of the filing of the first application for Regulatory Approval for a Licensed Product in the Territory, the Parties shall establish a joint commercialization committee (the “JCC”) to: (i) review, discuss, coordinate, share information regarding, and approve the Global Commercialization Principles and the Territory Commercialization Plan and amendments thereto; (ii) review, discuss, coordinate, and share information regarding the progress of the Commercialization of Licensed Products in the Territory; (iii) review, discuss, coordinate, and share information regarding commercial issues relevant to the Commercialization of Licensed Products in the Territory and AssemblyBio’s Commercialization of Licensed Products outside of the Territory and global harmonization of such activities; (iv) review and discuss any Commercialization report submitted by BeiGene pursuant to Section 8.3; (v) review and discuss any pricing matters of the Licensed Products in and outside of the Territory pursuant to Section 8.4(b); (vi) review and discuss the branding strategy for the Licensed Products in the Territory pursuant to Section 8.4(c); and (vii) perform such other functions as expressly set forth in this Agreement or allocated to the JCC by the Parties’ written agreement.

(c)Joint Manufacturing Committees. Not later than [* * *] after the Effective Date, the Parties shall establish a joint manufacturing committee (the “JMC”) to: (i) review and discuss Manufacturing of Licensed Compounds and Licensed Products, including the Fully Burdened Manufacturing Cost; (ii) review, discuss and approve any Joint COGM Improvements pursuant to Section 7.2(d); (iii) review and discuss potential transfer of Manufacturing activities to the Territory pursuant to Section 7.3 (provided, that such transfer shall require the approval of the Parties, rather than the JMC, pursuant to Section 7.3); and (iv) perform such other functions as expressly set forth in this Agreement or allocated to the JMC by the Parties’ written agreement.

(d)Subcommittees and Working Groups. The JSC may create, when advisable, other subcommittees or working groups (such as, for example, a joint project team in charge of day-to-day communication and operation of the Development activities in the Territory), comprised of representatives of each Party having qualifications and experience relevant to a productive dialogue on the subject matter of each such subcommittee (collectively with the JDC, JCC and JMC, the “Subcommittees”).

(e)Subcommittee Representatives. Each Party shall appoint two (2) representatives to each Subcommittee, each of whom is an officer or employee of the applicable Party having sufficient knowledge regarding the topics within the jurisdiction of such Subcommittee with respect to the Territory.

(f)Subcommittee Meetings. The Subcommittees will meet with the frequency and in the manner (in person or otherwise) of the JSC or such other frequency or manner as the JSC shall determine.

(g)Subcommittee Decision Making. Each Subcommittee and its activities shall be subject to the oversight of, and shall report to, the JSC, and the JSC shall resolve all disputes that arise within the Subcommittee within [* * *] after any such matter is brought to the JSC for resolution, except regarding the JDC’s decision on the path forward for the joint Development of the Licensed ABI-H2158 Products and Licensed ABI-H3733 Products under Section 5.2(d)(i), which shall be referred to the Executive Officers of the Parties for resolution directly if JDC is unable to reach an agreement pursuant to Section 5.2(d). In no event shall the authority of the Subcommittees exceed the authority of the JSC. Each Party shall be responsible for all of its own expenses of participating in the Subcommittees.

3.4Discontinuation of JSC and Subcommittees. The JSC shall continue to exist until the Parties mutually agree to disband the JSC. Once the JSC is disbanded, the JSC shall have no further obligations under this Agreement and, thereafter, the Alliance Managers shall be the points of contact for the exchange of information under this Agreement and decisions of the JSC shall be decisions between the Parties, subject to the other terms and conditions of this Agreement.  The Subcommittees shall disband upon the disbandment of the JSC or earlier, as determined by the JSC.

Article 4

TECHNOLOGY TRANSFER

4.1Technology Transfer.  Within [* * *] after the Effective Date, AssemblyBio will provide and transfer to BeiGene [* * *] the AssemblyBio Know-How that exists on the Effective Date and was not previously provided to BeiGene by providing copies or samples of relevant documentation, materials and other embodiments of such AssemblyBio Know-How, including data within reports, and electronic files, that exist on the Effective Date (the “Initial Technology Transfer”). Thereafter, during the Term, AssemblyBio shall (a) at each meeting of the JSC (and, in any event, on [* * *] if any JSC meeting is not held in a particular [* * *]), provide BeiGene with a summary of additional AssemblyBio Know-How, if any, developed since the last meeting of the JSC, (b) transfer any such AssemblyBio Know-How to BeiGene promptly following BeiGene’s reasonable request, and (c) provide BeiGene with reasonable access to AssemblyBio personnel involved in the research and Development of Licensed Products, either in-person at AssemblyBio’s facility or by teleconference (the “Continuing Technology Transfer,” and together with the Initial Technology Transfer, the “Technology Transfer”).  For the avoidance of doubt, AssemblyBio’s personnel shall not be obligated to travel to BeiGene’s facilities, and

AssemblyBio’s transfer obligations under this Section 4.1 shall apply solely to the extent the AssemblyBio Know-How is reasonably necessary to support BeiGene’s Development and Commercialization of a Licensed Product in the Field in the Territory in accordance with this Agreement.

Article 5

DEVELOPMENT PROGRAM

5.1Diligence and Responsibilities.

(a)BeiGene shall be responsible for the Development of the Licensed Products in the Field in the Territory in accordance with this Article 5.  BeiGene shall use Commercially Reasonable Efforts to (i) Develop Licensed Products in the Field in the Territory in accordance with the Territory Development Plan and the Global Development Plan, and (ii) obtain Regulatory Approval and Pricing and Reimbursement Approval for Licensed Products in the Field in the Territory in accordance with the Territory Development Plan. BeiGene shall conduct such tasks in a timely, professional manner and in compliance with the Territory Development Plan and Global Development Plan, as applicable, and all Applicable Laws, including GLP, GCP and cGMP.

(b)AssemblyBio shall be responsible for the Development of the Licensed Products outside of the Territory. AssemblyBio shall use Commercially Reasonable Efforts to conduct the research and Development activities in or for the Territory that are assigned to AssemblyBio under the Global Development Plan. In addition, AssemblyBio may conduct research and Development activities in the Territory (i) to the extent permitted by Sections 5.1(c), 5.5(b) and 5.5(c) of this Agreement, or (ii) to support the Development or Commercialization outside of the Territory (to the extent such Development by AssemblyBio in the Territory would not [* * *]).

(c)Unless the Parties otherwise agree, AssemblyBio will have operational control over the Development of each Licensed Product before the Initiation of Phase 3 Clinical Trial for such Licensed Product, including such Development activities in the Territory, and shall be solely responsible for all costs and expenses of all such Development activities. For clarity, any phase 1 or phase 2 Clinical Trials for a Licensed Product conducted concurrently with or after the Initiation of a Phase 3 Clinical Trial for such Licensed Product will remain subject to the foregoing provision in this Section 5.1(c) after the Initiation of Phase 3 Clinical Trial of such Licensed Product.

5.2Global Development Activities.

(a)Global Development Plan. With respect to each of Licensed ABI-H0731 Products, Licensed ABI-H2158 Products and Licensed ABI-H3733 Products, the Parties will discuss and decide through the JDC whether to jointly conduct global Development activities for such Licensed Products (including a Joint Global Study) that include Clinical Trial sites in the Territory, taking into account the feedback from the Regulatory Authorities in and outside the Territory, and with respect to Licensed ABI-H2158 Products and Licensed ABI-H3733 Products, subject to Section 5.2(d). If the Parties disagree regarding the foregoing, [* * *] regarding whether the Parties shall jointly conduct global Development activities for such Licensed Products (including a Joint Global Study), provided that the proposed Development activities to be conducted in the Territory and the related study protocols are [* * *]. If the Parties agree to conduct any such joint global Development activities (including any Joint Global Study) or if [* * *] (subject to BeiGene Election under Section 5.2(d)(ii)), the Parties, through the JDC, will agree to a global clinical Development plan for such joint global Development activities, including a Clinical Trial protocol for any Joint Global Study (the “Global Development Plan” and, until the Global Development Plan is approved pursuant to this Section 5.2(a), all references in this Agreement to the Global Development Plan shall be deemed references to the ABI-H0731 Initial Development Plan). The Global Development Plan shall include (i) an outline of all such global Development activities (including all Clinical Trials) for Licensed Products to be conducted by either Party, (ii) details and timelines of the Development activities in the Territory assigned to BeiGene as part of a Joint Global Study (including the number of patients to be enrolled in the Territory for such Joint Global Study), (iii) unless otherwise agreed to by the Parties, the details and timelines of any other Development activities (including Clinical Trials) in the Territory assigned to BeiGene to support global Development of the Licensed Product, and (iv) a proposed budget for the Joint Global Study and other global Development activities set forth under the Global Development Plan (including any Costs incurred related to any start-up activities for any Phase 3 Clinical Trial) (the “Global Development Budget”). AssemblyBio will propose the initial draft of the Global Development Plan and submit to the JDC for its review, discussion and, solely with respect to the portion of the Global Development Plan that relates to the Territory or activities assigned to BeiGene, approval. From time to time, AssemblyBio may make and implement amendments to the then-current Global Development Plan, and may propose amendments to the Global Development Plan to include the other Licensed Compounds. To the extent such amendments relate to the Territory or activities assigned to BeiGene, AssemblyBio shall submit such proposed amendments to the JDC for review, discussion and approval.  AssemblyBio shall [* * *] any comments provided by BeiGene with respect to the Global Development Plan and any amendments thereto to the extent related to the Territory or activities assigned to BeiGene.  In [* * *] in relation to whether to conduct a Joint Global Study and designing study protocols under the Global Development Plan, AssemblyBio shall reasonably take into account [* * *].

(b)Joint Global Study Patient Enrollment. The portion of patients to be enrolled in the Territory for each Joint Global Study shall be mutually agreed to by the Parties and set forth in the applicable Global Development Plan (and in no event shall be less than [* * *] of all patients to be enrolled worldwide, unless the Parties otherwise agree), which allocation will be determined in a manner to maximize the speed and chance of success for such Joint Global Study. BeiGene will be responsible for the recruitment and enrollment of all patients in the Territory and the conduct of the portion of the Clinical Trial in the Territory that constitutes part of the Joint Global Study.  Notwithstanding [* * *], in the event that AssemblyBio’s proposed portion of patients allocated to the Territory for any Joint Global Study exceeds [* * *] of all patients to be enrolled worldwide, BeiGene has the right to veto such allocation above [* * *] of worldwide patients if, [* * *], in which case the Parties will discuss in good faith through the JDC and agree on any portion of patients above [* * *] of worldwide patients to be enrolled in the Territory by BeiGene for such Joint Global Study, and in the event the Parties cannot reach an agreement, the number of patients to be enrolled in the Territory shall be [* * *] of all patients to be enrolled worldwide (the “Patient Enrollment Guardrail”).

(c)ABI-H0731 Initial Development Plan. The initial Development Plan for the Licensed ABI-H0731 Products is attached hereto as Exhibit 5.2(c) (the “ABI-H0731 Initial Development Plan”). The ABI-H0731 Initial Development Plan sets forth, among other things, [* * *]. Any global Development activities (including any Joint Global Study) in the ABI-H0731 Initial Development Plan shall be updated by the Parties pursuant to the process described in Section 5.2(a), and any Territory-specific Development activities in the ABI-H0731 Initial Development Plan will be updated pursuant to the process described in Section 5.3(a). The Global Development Budget and Territory Development Budget, as applicable, for the Licensed ABI-H0731 Products shall not [* * *], unless such Phase 3 Clinical Trial design is modified as contemplated by this Section 5.2(c) (i) [* * *], (ii) [* * *], or (iii) as otherwise agreed by the Parties.

(d)Joint Development of Licensed ABI-H2158 Products and Licensed ABI-H3733 Products.

(i)Selection of Development Plan. For each of Licensed ABI-H2158 Products and Licensed ABI-H3733 Products, promptly after the first end-of-phase 2 (EOP2) meeting between AssemblyBio and the applicable Regulatory Authority, the Parties shall discuss through the JDC the path forward for the joint Development of the Licensed ABI-H2158 Products or Licensed ABI-H3733 Products (as applicable), and shall discuss (A) whether to conduct a Territory-only Phase 3 Clinical Trial for such Licensed Products, including the study design, protocol, the number of patients to be enrolled for such Phase 3 Clinical Trial, and the related budget for such Development activities; and (B) (x) whether the Territory will be part of the Joint Global Study, and (y) if the Territory will be part of the Joint Global Study, the study design and protocol for the Territory-portion of such Joint Global Study, the number of patients to be enrolled for such Joint Global Study in the Territory (pursuant to Section 5.2(b)), and the related budget for such Development activities. If the JDC decides to move forward with the Territory-only Phase 3 Clinical Trial for such Licensed Products, such Development activities will be governed by a Territory Development Plan pursuant to Section 5.3(a) and subject to the cost sharing arrangement under Section 5.4. If the JDC decides to move forward with a Joint Global Study, such Development activities will be governed by a Global Development Plan pursuant to Section 5.2(a) and the Territory-portion of such Joint Global Study shall be subject to the cost sharing arrangement under Section 5.4. If the JDC cannot reach an agreement regarding the path forward for the joint Development of the Licensed ABI-H2158 Products or Licensed ABI-H3733 Products (as applicable) within [* * *] following the first EOP2 meeting between AssemblyBio and the applicable Regulatory Authority, such matter shall be referred to the Executive Officers of both Parties for resolution. All discussion between the Parties under this Section 5.2(d)(i) shall be conducted and all decisions related thereto shall be made in good faith. For clarity, AssemblyBio shall retain operational control and full discretion over any Development activities outside of the Territory (including any global study that does not include the Territory or any portion of a Joint Global Study that is outside of the Territory).

(ii)BeiGene’s Election. If the Executive Officers of the Parties cannot agree upon a path forward for the joint Development of the Licensed ABI-H2158 Products or Licensed ABI-H3733 Products (as applicable) within [* * *] after such matter is referred to them pursuant to Section 5.2(d)(i), AssemblyBio shall have the final decision-making authority regarding such matter (which authority shall not be subject to BeiGene Veto Rights under Section 3.2(f)(ii)). If AssemblyBio decides to move forward with a Joint Global Study for such Licensed Products with patient enrollment in the Territory pursuant to Section 5.2(b), then BeiGene shall have the option to, solely with respect to the Licensed ABI-H2158 Products or Licensed ABI-H3733 Products (as applicable): (A) conduct the Territory-portion of the Joint Global Study as proposed by AssemblyBio, or (B) terminate this Agreement with respect to the Licensed ABI-H2158 Products or Licensed ABI-H3733 Products (as applicable) immediately upon written notice to AssemblyBio (the election to terminate pursuant to this clause (B), the “BeiGene Election”). In the event BeiGene elects to conduct the Territory-portion of the Joint Global Study, the Parties will continue to collaborate on such Development activities pursuant to a Global Development Plan for the applicable Licensed Products in accordance with Section 5.2(a) and Section 5.2(b) and the Territory-portion of the Joint Global Study shall be subject to the cost sharing arrangement under Section 5.4. In the event BeiGene elects to exercise BeiGene Election, (1) this Agreement will be deemed terminated immediately with respect to the Licensed ABI-H2158 Products or Licensed ABI-H3733 Products (as applicable) upon written notice of such election by BeiGene to AssemblyBio, which notice shall be provided within [* * *] after the expiration of the foregoing [* * *] period; (2) BeiGene shall [* * *]; (3) ABI-H2158 or ABI-H3733 (as applicable) and such Licensed Compound’s corresponding Licensed Products will cease to be a Licensed Compound, Listed Compound and Licensed Products under this Agreement, and, except as set forth under clause (4) below, will no longer be subject to terms and conditions of this Agreement (including the non-compete obligations under Section 2.6 and the payment obligations under Article 9); (4) Section 15.3 shall apply to ABI-H2158 or ABI-H3733 (as applicable) and such Licensed Compound’s Licensed Products (to the extent applicable, except that, for clarity, such Licensed Products shall not be subject to [* * *] under Section 15.3(b)); and (5) BeiGene shall have no further rights or obligations related to ABI-H2158 or ABI-H3733 (as applicable) and such Licensed Compound’s corresponding Licensed Products, and Exhibit 12.2(a) will be deemed to be updated to exclude the AssemblyBio Patent Rights that are solely related thereto. For clarity, in the event AssemblyBio decides to move forward with a Joint Global Study for the Licensed ABI-H2158 Products or Licensed ABI-H3733 Products (as applicable), BeiGene shall no longer have the option to instead conduct a Territory-only Phase 3 Clinical Trial for such Licensed Products but shall have the right to make the BeiGene Election.

5.3Territory Development Activities.

(a)Territory Development Plan. Except for the activities allocated to BeiGene under the Global Development Plan pursuant to Section 5.2, all Development of Licensed Products in the Territory under this Agreement shall be conducted by BeiGene pursuant to a written development plan (as amended from time to time in accordance with this Section 5.3 and Section 3.3(a), the “Territory Development Plan” and, until the Territory Development Plan is approved pursuant to this Section 5.3(a), all references in this Agreement to the Territory Development Plan shall be deemed references to the ABI-H0731 Initial Development Plan). The Territory Development Plan shall include a proposed budget for the Development activities (including the Territory Clinical Trials) set forth under the Territory Development Plan (including any Costs incurred related to any start-up activities for any Phase 3 Clinical Trial) (the “Territory Development Budget”). AssemblyBio will propose the initial draft of the Territory Development Plan for the Licensed ABI-H2158 Products and Licensed ABI-H3733 Products and submit to the JDC for its review, discussion and approval. From time to time after the Effective Date, but not less than annually, either Party may propose amendments to the Territory Development Plan and submit such proposed updated or amended Territory Development Plan to the JDC for review, discussion and approval. Once approved by the JDC, the amended Territory Development Plan shall become effective. For clarity, the Territory Development Plan and amendments thereto shall be consistent with the Global Development Plan, and the Global Development Plan shall take precedence in case of any conflict or inconsistency between the Territory Development Plan and the Global Development Plan.

(b)Territory Clinical Trials. In accordance with the Territory Development Plan, BeiGene shall be responsible for and be the sponsor of (i) all Clinical Trials in the Territory that are not part of the Joint Global Study nor part of AssemblyBio’s retained right under Section 2.3 to conduct Development activities with respect to the Licensed Products (the “Territory-Specific Clinical Trials”), and (ii) all Clinical Trials in other Asian countries outside of the Territory that are required by Regulatory Authorities in the Territory (the “Territory-Related Clinical Trials,” together with the Territory-Specific Clinical Trials, the “Territory Clinical Trials”). The Development and Regulatory Costs incurred by BeiGene for the Territory-Specific Clinical Trials will count towards the Development Cost Cap and be subject to Section 5.4. [* * *] of the Development and Regulatory Costs incurred by BeiGene for Development activities for countries outside of the Territory in relation to the Territory-Related Clinical Trials.

5.4Development Costs Sharing.

(a)Development Cost Cap. BeiGene will be responsible for all Development and Regulatory Costs for the Development activities with respect to the Licensed Products in and for the Territory contemplated by the Global Development Plan and Global Development Budget or the Territory Development Plan and Territory Development Budget, as applicable, after the Effective Date (including the portion of Joint Global Studies being conducted in the Territory), up to an aggregate maximum of USD forty-five million ($45,000,000) (the “Development Cost Cap”).  For clarity, except as provided under Section 5.5(c), costs and expenses incurred by AssemblyBio outside of the Territory are not within BeiGene’s responsibility.

(b)Development Costs Sharing Over Cap. After BeiGene’s total expenditure on Development and Regulatory Costs for the Territory reaches the Development Cost Cap, BeiGene and AssemblyBio will share all Development and Regulatory Costs incurred by both Parties in relation to Licensed Products in and for the Territory (including the portion of Joint Global Studies being conducted for Licensed Products in the Territory) in excess of the Development Cost Cap for the Licensed Products equally (50:50), exclusive of any JGS Territory Extra Costs (as defined below) incurred by BeiGene, which shall be reimbursed by AssemblyBio in accordance with Section 5.4(c).  For clarity, except as provided under Section 5.5(c), BeiGene shall not share in any costs and expenses of AssemblyBio outside of the Territory pursuant to this Section 5.4.

(c)JGS Territory Extra Costs. If the actual portion of patients enrolled in the Territory by BeiGene for a Joint Global Study exceeds [* * *] of all patients enrolled worldwide, AssemblyBio shall reimburse the Development and Regulatory Costs incurred by BeiGene that are directly attributed or fairly allocable to the enrollment of the number of patients over [* * *] of all patients enrolled worldwide (the “JGS Territory Extra Patients”) and the portion of Clinical Trials conducted in the Territory with respect to such JGS Territory Extra Patients that constitute part of the Joint Global Study (the “JGS Territory Extra Costs”). If AssemblyBio is obligated to reimburse any JGS Territory Extra Costs under this Section 5.4(c) during any Calendar Quarter, BeiGene shall issue an invoice for such JGS Territory Extra Costs incurred during such Calendar

Quarter that are subject to such reimbursement within [* * *] after the end of such Calendar Quarter, and AssemblyBio shall pay the undisputed invoiced amounts within [* * *] after the receipt of such invoice. On an annual basis or as may be otherwise agreed between the Parties, the Parties will coordinate through the JDC regarding any overpayments or underpayments made by AssemblyBio during the immediately preceding Calendar Year and an adjustment payment shall be made by or to AssemblyBio so that the total reimbursement amount paid by AssemblyBio for such Calendar Year equals the actual JGS Territory Extra Costs incurred by BeiGene during such Calendar Year.

(d)Territory Only Case Budget. For each of the (i) Licensed ABI-H0731 Product, (ii) Licensed ABI-H2158 Product, and (iii) Licensed ABI-H3733 Product, the Parties will discuss through the JDC and agree upon a baseline budget for the Territory Only Case for such Licensed ABI-H0731 Product, Licensed ABI-H2158 Product or Licensed ABI-H3733 Product (as applicable), setting forth the total expenditure of Development and Regulatory Costs that would be incurred therefor in the scenario of a Territory Only Case (the “Territory Only Case Budget”). In the event that the Parties disagree regarding the Territory Only Case Budget, [* * *]. The budget for BeiGene’s Development activities in the Territory under the applicable Development Plan shall be consistent with the Territory Only Case Budget. Notwithstanding any provisions to the contrary hereunder, in the event BeiGene’s total expenditure on Development and Regulatory Costs in the Territory for a Joint Global Study for the initial Regulatory Approval in relation to a Licensed ABI-H0731 Product, Licensed ABI-H2158 Product or Licensed ABI-H3733 Product (as applicable) exceeds the applicable Territory Only Case Budget, [* * *].

(e)Cost Sharing Examples. For the avoidance of doubt, the cost-sharing concepts set forth under this Section 5.4 are intended to follow the principles and examples set forth in Exhibit 5.4(e).

(f)Development and Regulatory Costs. For clarity, all Development and Regulatory Costs covered under this Section 5.4 will be subject to the restrictions set forth in the definition of “Development and Regulatory Costs”, including clauses (x), (y) and (z) and the treatment of budget overage thereunder.

5.5New Development Activities in the Territory.

(a)New Development Proposal. Either Party may propose with respect to the Licensed Products in the Territory new Development activities (including the Development of a Licensed Product for a new Indication or as part of a Combination Product, excluding the Development of Licensed Products before the Initiation of Phase 3 Clinical Trial thereof) not currently set forth in an existing Territory Development Plan with its study design, protocol, specific Development activities allocated to each Party, and the budget for such allocated activities (each proposal, a “New Development Proposal”). The JDC will review, discuss and determine whether to approve each New Development Proposal within [* * *] after the receipt thereof. If the JDC approves by consensus such New Development Proposal, (i) the Parties will, through the JDC, update the Territory Development Plan to include the Development activities proposed in the New Development Proposal, and (ii) the Development and Regulatory Costs incurred with respect to the Development activities proposed in the approved New Development Proposal will be subject to Section 5.4.

(b)Unilateral Development Activities. If the JDC does not approve a New Development Proposal, then the proposing Party may not exercise its final decision-making authority under Section 3.2(f) to override such JDC decision, but may proceed with such proposed Development activities in the Territory at its own cost and expense (such activities, the “Unilateral Development Activities”); except that if the non-proposing Party objects to such New Development Proposal based on the AssemblyBio Veto Right or BeiGene Veto Right (as applicable), the proposing Party shall not proceed with such proposed Development activities in such New Development Proposal. The other Party shall not have access to the Know-How and Clinical Data generated through the Unilateral Development Activities, unless and until such other Party reimburses the proposing Party [* * *] of the Costs incurred by the proposing Party in relation to the conduct of the Unilateral Development Activities. Notwithstanding the foregoing, the other Party may access safety data resulting from such Unilateral Development Activities pursuant to Section 5.9 without the foregoing payment obligation.

(c)AssemblyBio Ancillary Trials. The Parties acknowledge that AssemblyBio will conduct certain AssemblyBio Ancillary Trials which may be outside of the scope of any Development Plan. AssemblyBio will be solely responsible for conducting such AssemblyBio Ancillary Trials outside of the Development Plans at its own costs.  The proposed budget for the AssemblyBio Ancillary Trials for the Licensed ABI-H0731 Products in the pipeline as of the Effective Date is set forth on Exhibit 5.5(c) (the “AssemblyBio Ancillary Trials Budget”). In the event BeiGene elects to have access and a right of reference to the Know-How and the Clinical Data resulting from any such AssemblyBio Ancillary Trial(s) (other than safety data which will be exchanged in accordance with Section 5.9), BeiGene shall reimburse AssemblyBio [* * *] of the Costs incurred by AssemblyBio in relation to such AssemblyBio Ancillary Trial(s) (only to the extent such Costs are incurred after the Effective Date), provided that (i) with respect to AssemblyBio Ancillary Trials for the Licensed ABI-H0731 Products, such reimbursement obligations shall not apply to any such Costs [* * *]; and (ii) with respect to AssemblyBio Ancillary Trials for the Licensed ABI-H2158 Products or for Licensed ABI-H3733 Products, BeiGene’s reimbursement obligations under this Section 5.5(c) shall only apply to the extent [* * *] and the Costs incurred by AssemblyBio in relation to such AssemblyBio Ancillary Trials for Licensed ABI-H2158 Products or for Licensed ABI-H3733 Products (as applicable) do not [* * *] (i) (adjusted to [* * *]). All such Costs must be recorded in accordance with the Accounting Standards and either directly attributed to or fairly allocable to the conduct of the AssemblyBio Ancillary Trials.

5.6Development Records. BeiGene shall maintain reasonably complete, current and accurate records of (a) all Development activities conducted by or on behalf of BeiGene, its Affiliates or its sublicensees pursuant to this Agreement, the Global Development Plan or the Territory Development Plan, (b) all Development and Regulatory Costs incurred in connection with such Development activities, and (c) all data and other information resulting from such activities, in each case in accordance with all Applicable Laws. BeiGene shall maintain such records during the Term and for a period of time after the Term consistent with Applicable Laws and reasonable industry practices on record retention and destruction (which shall not be less than three (3) years).  Such records will be in English (or include complete English translations) and shall fully and properly reflect all work done and results achieved by or on behalf of BeiGene in the performance of the Development activities in the Territory hereunder, in good scientific manner appropriate for regulatory and patent purposes.  BeiGene shall document all non-clinical studies and Clinical Trials of a Licensed Product in formal written study reports in accordance with Applicable Laws and national and international guidelines (e.g., GCP, GLP and cGMP). Upon AssemblyBio’s request, BeiGene shall, and shall cause its Affiliates and sublicensees to, provide AssemblyBio with copies of such records.

5.7Clinical Trial Audit Rights.

(a)Upon reasonable notification by AssemblyBio and at AssemblyBio’s cost and expense, AssemblyBio or its representatives shall be entitled to conduct an audit of any Clinical Trial sites or vendors engaged, or other facilities used, by BeiGene or its Affiliates or sublicensees to conduct BeiGene’s obligations under the Global Development Plan and Territory Development Plan, to ensure that such Clinical Trials are conducted in compliance with the Global Development Plan, Territory Development Plan and all Applicable Laws, including GCP. No later than [* * *] following the completion of any such audit, AssemblyBio will provide BeiGene with a written summary of AssemblyBio’s findings in English, including any deficiencies or other areas of remediation that AssemblyBio reasonably identifies during such audit and the Parties shall promptly meet to discuss any such deficiencies or other areas of remediation identified by AssemblyBio. BeiGene will use Commercially Reasonable Efforts to remediate such deficiencies promptly following BeiGene’s receipt of such report, at BeiGene’s cost and expense.

(b)BeiGene will provide AssemblyBio with copies of all quality oversight or audit reports, including certified translations into English thereof, prepared in connection with any audit that BeiGene, its Affiliates or sublicensees conduct of a Clinical Trial site or vendor that BeiGene, its Affiliates or sublicensees have engaged or are evaluating to potentially engage to fulfill BeiGene’s obligations under the Global Development Plan or the Territory Development Plan no later than [* * *] after receiving or preparing, as applicable, any such report.

5.8Development Reports. BeiGene shall provide AssemblyBio with [* * *] written reports (which may be in the form of PowerPoint or Excel presentations), at least [* * *], summarizing its, its Affiliates’ and its sublicensees’ Development of Licensed Products, including a summary of the results of such Development and the Development and Regulatory Costs incurred in connection with such Development activities, which reports shall be in English (the “BeiGene Development Report”). Without limiting the foregoing, such reports shall contain (a) sufficient detail to enable AssemblyBio to assess BeiGene’s compliance with its Development obligations hereunder, (b) the total amount of and a detailed summary of Development and Regulatory Costs incurred for the Development activities conducted by BeiGene for each Licensed Product in each region during the past [* * *], including, as may be applicable, the Development and Regulatory Costs incurred for any Joint Global Study, (c) the cumulative amount of Development and Regulatory Costs that have been incurred by BeiGene to date from the Effective Date subject to Section 5.4, and (d) a non-binding good-faith estimate of the Development and Regulatory Costs to be incurred by BeiGene during the then-ongoing [* * *]. Without limiting the foregoing, within [* * *] following the end of each [* * *], BeiGene shall provide AssemblyBio with a good-faith estimate of information under foregoing clauses (b) through (d) to be set forth in the next BeiGene Development Report to follow. Subject to AssemblyBio’s right to use and disclose data and results in accordance with Section 5.9 and the licenses and rights granted to AssemblyBio in Section 2.4, such reports shall be Confidential Information of BeiGene pursuant to Article 10. BeiGene shall promptly respond to AssemblyBio’s reasonable requests from time to time for additional information regarding material Development activities. The Parties shall review each BeiGene Development Report and discuss the status, progress and results of Development activities and the related costs at JSC meetings, and AssemblyBio shall keep BeiGene reasonably informed through the JDC as to any material developments with respect to the Development of Licensed Products outside the Territory.

5.9Data Exchange and Use. In addition to its adverse event and safety data reporting obligations pursuant to Section 6.4 and except to the extent excluded pursuant to Sections 5.5(b) and 5.5(c), each Party shall promptly (but in any event no later than [* * *] from the other Party’s request) provide the other Party with copies of all data and results, including all Clinical Data and all supporting documentation (e.g., protocols, CRFs, analysis plans) Controlled by such Party or its Affiliates that are generated by or on behalf of such Party or its Affiliates or sublicensees, if applicable, in the Development of Licensed Products; provided that AssemblyBio shall only be required to provide BeiGene such data, results and documentation to the extent it comprises AssemblyBio Know-How and is necessary or reasonably useful for BeiGene’s Development or Commercialization of the Licensed Products in the Field in the Territory, including any such data, results and documentation that are reasonably requested by BeiGene or that are necessary to support filings for Regulatory Approval for a Licensed Product in the Territory.  AssemblyBio agrees to use Commercially Reasonable Efforts to [* * *]. BeiGene shall have the right to use and reference such data and results provided by AssemblyBio, without additional consideration, for the purpose of obtaining and maintaining Regulatory Approvals and any Pricing and Reimbursement Approvals, as applicable, of Licensed Products in the Field in the Territory. AssemblyBio and its designees shall have the right to use and reference such data and results provided by BeiGene, without additional consideration, for the purpose of (a) Developing, Manufacturing and Commercializing Licensed Products in accordance with the licenses granted under Section 2.4, (b) filing Patent Rights covering AssemblyBio’s Inventions and Product-Specific IP, (c) obtaining and maintaining Regulatory Approval and any Pricing and Reimbursement Approvals, as applicable, of Licensed Products outside the Field in the Territory or outside of the Territory, and (d) seeking, obtaining and maintaining a Clinical Trials Application for any Licensed Product in the Field in the Territory in accordance with AssemblyBio’s retained rights under Section 2.3. For clarity, any such data or results that are Inventions will be owned in accordance with Section 14.1 and subject to the licenses, rights and obligations set forth herein.

5.10Subcontractors.

(a)BeiGene shall have the right to engage subcontractors for purposes of conducting activities assigned to it under this Agreement or for which it is responsible under this Agreement. BeiGene shall cause any subcontractor engaged by it to be bound by written obligations of confidentiality and non-use consistent with this Agreement prior to performing any activities. BeiGene shall cause its subcontractors to assign to BeiGene (or, in the case of academic institutions or Clinical Trial sites, use reasonable efforts to cause such subcontractor to so assign, and in any event cause such entity to grant an option for a license to use) all intellectual property made by such subcontractor in the course of performing such subcontracted work. BeiGene shall remain directly responsible for any obligations under this Agreement that have been delegated or subcontracted to any subcontractor and shall be directly responsible for the performance of its subcontractors.

(b)Without limiting the foregoing, BeiGene shall obtain AssemblyBio’s written approval, such approval not to be unreasonably withheld, conditioned or delayed, prior to engaging any contract research organization to perform services (i) [* * *], or (ii) [* * *].

(c)AssemblyBio may conduct any activities assigned to it under the Global Development Plan or this Agreement through one or more Affiliates or Third Party designees.

Article 6

REGULATORY

6.1Holder of Regulatory Approvals and Regulatory Submissions. To the extent permissible under Applicable Law, BeiGene shall be the holder of Regulatory Approvals and Regulatory Submissions for Licensed Products in the Field in the Territory. To the extent the foregoing is not permissible under Applicable Law, then AssemblyBio shall be the holder of Regulatory Approvals and Regulatory Submissions for Licensed Products in the Field in the Territory, and BeiGene shall act as the authorized regulatory agent of record for AssemblyBio in the Territory and take actions on behalf of and for the benefit of AssemblyBio in accordance with the Applicable Law. AssemblyBio shall reasonably cooperate with BeiGene, at BeiGene’s request and expense, to enable BeiGene to obtain any or all such Regulatory Approvals and Regulatory Submissions.

6.2Review of Regulatory Submissions.

(a)BeiGene shall provide to AssemblyBio all Regulatory Submissions (including certified English translations thereof) prepared by or on behalf of BeiGene at least [* * *] prior to submission and shall consider in good faith any reasonable comments received from AssemblyBio with respect thereto. AssemblyBio shall provide BeiGene with copies of all Clinical Trial Applications for the Licensed ABI-H0731 Products in the Territory (including certified English translations thereof) prepared by or on behalf of AssemblyBio.

(b)In addition, each Party shall notify the other Party of any comments or other material correspondence regarding any Regulatory Submissions that are received from any Regulatory Authority in the Territory or, with respect to Clinical Trials conducted pursuant to the Global Development Plan, outside the Territory, and shall provide the other Party with copies thereof as soon as reasonably practicable, but in all events within [* * *] of receipt (or such longer time period as may be necessary to obtain translations thereof).  Each Party will provide quarterly updates, at each JDC meeting, regarding its activities and progress with respect to all Clinical Trials conducted pursuant to the Global Development Plan or the Territory Development Plan.

(c)Each Party shall keep the other Party reasonably informed of regulatory developments related to Licensed Products in the Field in the Territory and outside the Territory of which it becomes aware and shall promptly notify the other Party in writing of any material decision by any Regulatory Authority in the Field, in the Territory and outside the Territory, of which it becomes aware regarding any Licensed Product.

(d)Each Party shall provide the other Party with notice no later than [* * *] after receiving notice of any material meeting or substantive communication with any Regulatory Authority in the Territory related to any Licensed Product in the Field.  Each Party shall provide the other Party with a written summary of each such meeting or substantive communication in English promptly following such meeting or discussion.  AssemblyBio or its designee will have the right, but not the obligation, to attend and observe any such meeting or discussion with Regulatory Authorities in the Territory unless prohibited or restricted by Applicable Law or the Regulatory Authorities; provided that BeiGene shall not be obligated to schedule such meetings to specifically enable AssemblyBio’s or its designee’s attendance.  Without limiting the generality of the foregoing, with respect to ABI-H0731 and Licensed ABI-H0731 Products, (i) until the study protocols of the Phase 3 Clinical Trials for the Licensed ABI-H0731 Products are approved by the applicable Regulatory Authorities in the Territory, AssemblyBio shall be the leading Party for the discussion and interactions with Regulatory Authorities in the Territory with respect to the Licensed ABI-H0731 Products, taking into account in good faith comments and input from BeiGene related thereto; (ii) after the study protocols of the Phase 3 Clinical Trials for the Licensed ABI-H0731 Products are approved by the applicable Regulatory Authorities in the Territory, BeiGene shall be the leading Party for the discussion and interactions with Regulatory Authorities in the Territory with respect to the Licensed ABI-H0731 Products, taking into account in good faith comments and input from AssemblyBio related thereto; and (iii) BeiGene shall have the right to participate in any meeting between AssemblyBio and Regulatory Authorities in the Territory regarding the Clinical Trials for ABI-H0731 and Licensed ABI-H0731 Products unless prohibited or restricted by Applicable Law or the Regulatory Authorities, provided that AssemblyBio shall not be obligated to schedule such meetings to specifically enable BeiGene’s or its designee’s attendance.

6.3Right of Reference. Each Party hereby grants to the other Party the right of reference to all Regulatory Submissions pertaining to Licensed Products in the Field submitted by or on behalf of such Party or its Affiliates, solely to the extent reasonably necessary for the purposes set forth in this Section 6.3 and requested by such other Party. BeiGene may use such right of reference to AssemblyBio’s Regulatory Submissions solely for the purpose of seeking, obtaining and maintaining Regulatory Approvals and any Pricing and Reimbursement Approvals, as applicable, of Licensed Products in the Field in the Territory. AssemblyBio may use such right of reference to BeiGene’s Regulatory Submissions and Regulatory Approvals solely for the purpose of (a) seeking, obtaining and maintaining Regulatory Approvals and any Pricing and Reimbursement Approval of Licensed Products outside the Territory or (b) seeking, obtaining and maintaining a Clinical Trials Application for any Licensed Product in the Field in the Territory only to the extent included within AssemblyBio’s retained rights under Section 2.3.  The Party requesting such right of reference shall bear the reasonable costs and expenses of the other Party associated with providing the right of reference pursuant to this Section 6.3. Each Party will take such actions as may be reasonably requested by the other Party to give effect to the intent of this Section 6.3 and to give the other Party the benefit of the rights of reference to the granting Party’s Regulatory Submissions in the other Party’s territory as provided herein.

6.4Adverse Events Reporting. Within [* * *] after the Effective Date, BeiGene and AssemblyBio shall develop and agree in a written agreement to worldwide safety and pharmacovigilance procedures for the Parties with respect to Licensed Products, such as safety data sharing and exchange, adverse events reporting and prescription events monitoring (the “Pharmacovigilance Agreement”).

6.5Safety and Regulatory Audits and Inspections.

(a)Safety and Regulatory Audits. Upon reasonable advance (not less than [* * *] written notification), AssemblyBio or its representatives shall be entitled to conduct an audit of the safety and regulatory systems, procedures or practices of BeiGene and its Affiliates relating to the Licensed Products no more often than [* * *] period. Upon AssemblyBio’s reasonable request, BeiGene will conduct such audits of its sublicensees and subcontractors hereunder (subject to the terms and conditions of BeiGene’s agreements with such sublicensees and subcontractors) and provide AssemblyBio with the results of such audits.

(b)Safety and Regulatory Inspections. BeiGene shall promptly notify AssemblyBio of any inspection of BeiGene, its Affiliates, CMOs, sublicenses or subcontractors (including Clinical Trial sites) by any Regulatory Authority relating to Licensed Products and shall provide AssemblyBio with all information in BeiGene’s Control pertinent thereto. Without limiting the foregoing, BeiGene shall permit Regulatory Authorities outside the Territory to conduct inspections of BeiGene, its Affiliates, CMOs, sublicensees or subcontractors (including Clinical Trial sites) relating to Licensed Products, and shall ensure that such Affiliates, CMOs, sublicensees and subcontractors permit such inspections. AssemblyBio shall have the right, but not the obligation, to be present at and participate in any such inspection described in this Section 6.5(b) [* * *]. BeiGene will provide AssemblyBio with a written summary in English of any findings of a Regulatory Authority relating to Licensed Products following a regulatory audit (and any written correspondences in relation thereto) within [* * *] following any such audit, and will provide AssemblyBio with an unredacted copy of any report issued by such Regulatory Authority, including if applicable, a certified English translation thereof within [* * *] following such audit.

6.6No Harmful Actions. If either Party reasonably believes that the other Party is taking or intends to take any action with respect to a Licensed Product in such other Party’s territory that would reasonably be expected to have a material adverse impact upon the regulatory status of any Licensed Product in the Field in its respective territory, then such Party shall have the right to bring the matter to the attention of the JSC, and the Parties shall discuss in good faith a resolution to such concern. Without limiting the foregoing, unless the Parties otherwise agree (or unless otherwise set forth herein or in the Global Development Plan): (a) neither Party shall communicate with any Regulatory Authority having jurisdiction outside of its respective territory with respect to any Licensed Product, unless required by such Regulatory Authority, in which case such Party shall notify the other Party of such order within [* * *] of such communication; and (b) neither Party shall submit any Regulatory Submissions or seek Regulatory Approvals for any Licensed Product in the other Party’s respective territory, except AssemblyBio’s right to seek, obtain and maintain Clinical Trial Applications for the Licensed Products in the Field in the Territory in accordance with AssemblyBio’s retained rights under Section 2.3, which shall not be limited.

6.7Notice of Regulatory Action. If any Regulatory Authority takes or gives notice of its intent to take any regulatory action with respect to any activity of BeiGene relating to the Licensed Product, then BeiGene shall notify AssemblyBio of such notice within [* * *] of its receipt thereof. AssemblyBio shall have the right to review and comment on any responses to Regulatory Authorities that pertain to a Licensed Product promptly and in any event within [* * *] of receipt of such proposed response.  BeiGene will [* * *] to a Licensed Product in the Territory and will [* * *].  AssemblyBio will [* * *] to a Licensed Product outside of the Territory and will

[* * *]. The costs and expenses of any regulatory action in the Territory will be included among the Development and Regulatory Costs and shared in accordance with Section 5.4. In addition, each Party shall promptly notify the other Party of any information it receives regarding any threatened or pending action, inspection or communication by or from a Third Party that, in the case of notice to AssemblyBio, would reasonably be expected to materially affect the Development or Commercialization of the Licensed Products, and in the case of notice to BeiGene, would reasonably be expected to materially affect the Development or Commercialization of the Licensed Products in the Field in the Territory.

Article 7.

MANUFACTURING

7.1Manufacture of Licensed Product for the Territory.  Subject to the terms and conditions of this Article 7, BeiGene shall have the right to (a) purchase Development supply from AssemblyBio or AssemblyBio’s CMO pursuant to the Clinical Supply Agreement, and (b) purchase commercial supply of Licensed Product from AssemblyBio or AssemblyBio’s CMO pursuant to the Commercial Supply Agreement.

7.2Supply by AssemblyBio.

(a)Development Supply. AssemblyBio shall, either by itself or through a CMO, Manufacture and supply to BeiGene all Licensed Products required by BeiGene for Development use in the Territory under the Territory Development Plan and for BeiGene’s Development-related responsibilities under the Global Development Plan, subject to the terms and conditions of the Clinical Supply Agreement. The Parties shall use Commercially Reasonable Efforts to enter into an agreement governing the supply by AssemblyBio of such Licensed Products for such Development use by BeiGene (“Clinical Supply Agreement”) within [* * *] after the Effective Date, pursuant to which BeiGene shall purchase its clinical requirements for Licensed Product in the Territory from AssemblyBio.  AssemblyBio shall supply the Licensed Products pursuant to this Section 7.2(a) in [* * *] at a transfer price [* * *]. AssemblyBio shall invoice BeiGene for Licensed Products [* * *] in accordance with this Section 7.2 and BeiGene shall, subject to the terms of the Clinical Supply Agreement, pay the undisputed invoiced amounts within [* * *] after the date of such invoice.  Notwithstanding the foregoing, in the event AssemblyBio will incur, [* * *], any advance fee or charge, including a slot reservation fee, advance raw material charges, or other similar fees or charges for Manufacture of Licensed Product solely for BeiGene, AssemblyBio may invoice BeiGene for such fee or charge, as applicable, [* * *], and BeiGene shall, pay such invoiced amounts within [* * *] after the date of such invoice.  Amounts paid by BeiGene for clinical supply of Licensed Products under this Agreement will be included among Development and Regulatory Costs and shared by the Parties in accordance with Section 5.4.

(b)Commercial Supply. The Parties shall use Commercially Reasonable Efforts to agree, not later than [* * *] prior to the anticipated launch date of a Licensed Product in the Territory, on the principal terms of a commercial supply agreement (the “Commercial Supply Agreement”) pursuant to which BeiGene shall purchase commercial supply of a Licensed Product for the Territory from AssemblyBio or AssemblyBio’s CMO.  The transfer price under the Commercial Supply Agreement shall be [* * *].  The terms of the Commercial Supply Agreement shall be consistent with the terms and conditions of this Agreement, the applicable terms and conditions of Clinical Supply Agreement, and the terms and conditions of any agreement between AssemblyBio and its CMOs, to the extent applicable to commercial supply of Licensed Product in the Field in the Territory. The Parties shall negotiate in good faith and endeavor to enter into such Commercial Supply Agreement at least [* * *] prior to the estimated date of enrollment of the last patient in the first Phase 3 Clinical Trial of such Licensed Product in the Territory. Unless and until otherwise agreed by the Parties, and except as otherwise set forth in the Commercial Supply Agreement, BeiGene shall purchase its commercial requirements for Licensed Product in the Territory from AssemblyBio pursuant to the Commercial Supply Agreement. AssemblyBio shall invoice BeiGene for the Licensed Products [* * *] and BeiGene shall, subject to the terms of the Commercial Supply Agreement, pay the undisputed invoiced amounts within [* * *] after the date of such invoice.

(c)Delivery. Delivery of Licensed Products supplied by AssemblyBio for Development and Commercialization will be made EXW (Incoterms 2020) designated facilities of AssemblyBio or its CMOs. BeiGene shall contract for shipment and insurance of such Licensed Product from AssemblyBio’s or its CMO’s facility.  BeiGene shall be responsible for obtaining all licenses or other authorizations for the importation of such Licensed Product, [* * *]. BeiGene shall also be responsible for the clinical packaging, labeling, QC/QA/QP release, storage, customs clearance and distribution of such Licensed Product, [* * *].

(d)Fully Burdened Manufacturing Cost Adjustment.

(i)BeiGene and AssemblyBio will act in good faith and use Commercially Reasonable Efforts to work with each other to reduce the Fully Burdened Manufacturing Cost under both the Clinical Supply Agreement and Commercial Supply Agreement. Fully Burdened Manufacturing Cost reduction measures, along with all discussions and decisions regarding Manufacturing will be discussed and decided through the JMC.  The Fully Burdened Manufacturing Cost reduction measures to be discussed at the JMC may include: (A) activities and measures required to streamline, enhance and optimize the manufacturing process, including for materials and equipment related thereto, (B) the possibility of BeiGene taking on some, or all, of Manufacturing for the Territory and/or potentially becoming a second supplier for AssemblyBio globally, and (C) any other technical or business solutions aimed at reducing Fully Burdened Manufacturing Cost (collectively, “Joint COGM Improvements”).

(ii)If the [* * *] Fully Burdened Manufacturing Cost with respect to any Calendar Quarter is greater than [* * *], then upon written notice by BeiGene to AssemblyBio, the Parties agree to promptly discuss in good faith appropriate adjustment or compensation to be provided by AssemblyBio to BeiGene (including [* * *]), taking into account: (A) [* * *], (B) [* * *], (C) [* * *], and (D) [* * *].  If the Parties cannot agree, such decision will be referred to the Executive Officers for decision in accordance with Section 16.6(a) and, if the Executive Officers cannot agree, [* * *].

(iii)For clarity, if the Fully Burdened Manufacturing Cost with respect to any Calendar Quarter is equal to or below [* * *], then Section 7.2(d)(ii) shall not apply with respect to such Calendar Quarter, and instead Section 9.6(c)(v) shall apply, if and as applicable, with respect to such Calendar Quarter. Notwithstanding any provision to the contrary hereunder, in no event shall both Sections 7.2(d)(ii) and 9.6(c)(v) apply at the same time.

(e)Single Agreement.  The Parties may agree to execute a single supply agreement pursuant to which AssemblyBio (or its CMO) would supply BeiGene Licensed Products for the Territory, rather than a separate Clinical Supply Agreement and Commercial Supply Agreement.

7.3Manufacturing in Territory.  In the event that (a) the Applicable Laws or the Regulatory Authorities in the Territory require, or (b) BeiGene becomes aware of any potential changes under the Applicable Laws or the requirements of Regulatory Authorities in the Territory that are reasonably likely to become effective within the next [* * *], which would require, in either case (a) or (b), the Licensed Products to be Manufactured in the Territory, then BeiGene shall bring this matter to the attention of JMC to be discussed in good faith between the Parties. If the Parties agree, or if in the opinion of BeiGene’s external legal counsel, such requirement under the Applicable Laws or by Regulatory Authorities exist or are likely to become effective in the Territory within the next [* * *], then the Parties shall discuss and approve appropriate measures to meet such actual or potential requirements, which may include: (i) AssemblyBio to Manufacture, or have Manufactured through its CMO, the applicable Licensed Products in the Territory for supply to BeiGene, or (ii) BeiGene to take on some or all of the Manufacturing activities of the applicable Licensed Products in the Territory.

Article 8

COMMERCIALIZATION

8.1Commercialization Responsibility.

(a)BeiGene shall be solely responsible for Commercializing the Licensed Products in the Field in the Territory in accordance with this Article 8 and shall book all sales of such Licensed Products in the Territory. BeiGene shall use Commercially Reasonable Efforts to Commercialize each Licensed Product in each region in which such Licensed Product receives Regulatory Approval and Pricing and Reimbursement Approval in the Field.  BeiGene shall conduct all Commercialization of Licensed Products in the Field in the Territory in accordance with the Global Commercialization Principles (subject to [* * *]) and the Territory Commercialization Plan for such Licensed Product and all Applicable Laws, at its sole cost and expense.

(b)As between the Parties, AssemblyBio shall have the sole right to Commercialize each Licensed Product outside of the Territory and outside the Field in the Territory, and to book all such sales of Licensed Products outside of the Territory and outside the Field in the Territory.

8.2Global Commercialization Principles and Territory Commercialization Plan.

(a)Global Commercialization Principles. AssemblyBio shall prepare and deliver an initial draft of the Global Commercialization Principles to the JCC for its review, discussion and approval not later than [* * *] prior to the anticipated date of the first filing of the first Regulatory Approval for the applicable Licensed Product in any country or jurisdiction. Thereafter, either Party may propose updates or amendments to the Global Commercialization Principles, which updates or amendments shall be reviewed and approved by the JCC.

(b)Territory Commercialization Plan. The Territory Commercialization Plan with respect to a Licensed Product shall contain in reasonable detail the major Commercialization activities planned for such Licensed Product in the Territory, including any activities in relation to medical affairs. The Territory Commercialization Plan shall be consistent with the Global Commercialization Principles. BeiGene shall deliver an initial draft of the Territory Commercialization Plan to the JCC for its review, discussion and approval no later than [* * *] prior to the anticipated date of the first filing of the first Regulatory Approval for a Licensed Product in the Territory. AssemblyBio shall have the right to comment through the JCC on such Territory Commercialization Plan, and BeiGene shall [* * *] prior to finalizing such Territory Commercialization Plan. BeiGene shall promptly provide AssemblyBio with a copy of such final Territory Commercialization Plan, and thereafter, from time to time, but at least [* * *], BeiGene shall propose updates or amendments to the Territory Commercialization Plan to reflect any changes in such plans, including those made in response to changes in the marketplace, relative commercial success of such Licensed Product, and other relevant factors that may influence such plan and activities. BeiGene shall submit the proposed updated or amended Territory Commercialization Plan to the JCC for review, discussion and approval before implementing such update or amendment.

8.3Commercialization Reports. For each Calendar Year following receipt of the first Regulatory Approval and, if applicable, Pricing and Reimbursement Approval for any Licensed Product in any region in the Territory, BeiGene shall provide to AssemblyBio annually within [* * *] after the end of each Calendar Year a written report that summarizes the Commercialization activities on a Licensed Product-by-Licensed Product and region-by-region basis, as applicable, performed by or on behalf of BeiGene, its Affiliates and sublicensees in the Territory since the prior report provided by BeiGene. Such reports shall be Confidential Information of BeiGene, subject to Article 10. BeiGene shall provide updates to any such report at each meeting of the JSC and the JCC.

8.4Coordination of Commercialization Activities.

(a)The Parties recognize that they may benefit from the coordination of certain activities in support of the Commercialization of Licensed Products in and outside the Territory. As such, the Parties shall coordinate such activities where appropriate, which may include scientific and medical communication and product positioning.

(b)BeiGene shall keep AssemblyBio timely informed on the status of any application for Pricing and Reimbursement Approvals for Licensed Products in the Field in the Territory, including any discussion with the applicable Regulatory Authority with respect thereto.  Each Party shall have the right to determine the price of Licensed Products sold in its territory and neither Party shall have the right to direct, control or approve the pricing of Licensed Products sold by the other Party in such other Party’s territory, provided that all pricing matters for Licensed Products in the Territory shall be reviewed and discussed by the JCC, subject to BeiGene’s final decision-making authority on such pricing matters.

(c)BeiGene will use Commercially Reasonable Efforts to cooperate with AssemblyBio in AssemblyBio’s development and adoption of a global branding strategy for the Licensed Products, which may include certain distinctive colors, logos, images, symbols, and trademarks to be used in connection with the Commercialization of Licensed Products on a global basis (such branding elements, collectively, the “Global Brand Elements”). AssemblyBio shall own all rights in such Global Brand Elements and shall grant BeiGene the exclusive right to use such Global Brand Elements in connection with the Commercialization of Licensed Products in the Field in the Territory. BeiGene shall Commercialize Licensed Products in the Territory in a manner consistent with the Global Brand Elements to the extent included in the Territory Commercialization Plan. The branding strategy in the Territory shall be included in the Territory Commercialization Plan and reviewed by the JCC, subject to BeiGene’s final decision-making authority on such branding matters.

8.5Diversion. Each Party covenants and agrees that it shall not, and shall ensure that its Affiliates and sublicensees shall not, either directly or indirectly, promote, market, distribute, import, sell or have sold any Licensed Products, including via the Internet or mail order, to any Third Party or to any address or Internet Protocol address or the like in the other Party’s territory; provided that each Party shall have the right to attend conferences and meetings of congresses in the other Party’s territory and to promote and market Licensed Products to Third Party attendees at such conferences and meetings, subject to this Section 8.5. Neither Party shall engage, nor permit its Affiliates or sublicensees to engage, in any advertising or promotional activities relating to any Licensed Products for use directed primarily to customers or other buyers or users of Licensed Products located in any country or jurisdiction in the other Party’s territory, or solicit orders from any prospective purchaser located in any country or jurisdiction in the other Party’s territory. If a Party or its Affiliate or sublicensee receives any order for Licensed Products for use from a prospective purchaser located in a country or jurisdiction in the other Party’s territory, such Party shall immediately refer that order to such other Party and shall not accept any such orders. Neither Party shall, nor permit its Affiliates, sublicensees or distributors to, deliver or tender (or cause to be delivered or tendered) any Licensed Products for use in the other Party’s territory.

Article 9

PAYMENTS

9.1Upfront Fee. In partial consideration of AssemblyBio’s granting of the licenses and rights to BeiGene hereunder and AssemblyBio’s undertaking of the activities required under this Agreement, BeiGene shall pay to AssemblyBio a one-time, non-refundable, non-creditable upfront payment of forty million USD ($40,000,000) (the “Upfront Payment”) within [* * *] following the Effective Date.

9.2Development Milestones. Within [* * *] after the achievement of each milestone event set forth in the table below for each of the [* * *] Licensed Products (each, a “Development Milestone Event”), BeiGene shall make the corresponding milestone payment to AssemblyBio (each, a “Development Milestone Payment”) in accordance with Section 9.5(a).  Subject to Section 9.4, each Development Milestone Payment shall be payable [* * *] Licensed Products, upon the [* * *] of the corresponding Development Milestone Event for such Licensed Product.

Development Milestone Event	Milestone Payment
	[* * *]	[* * *]	[* * *]
[* * *]
1. [* * *]*	[* * *]	[* * *]	[* * *]
2. [* * *]*	[* * *]	[* * *]	[* * *]
3. [* * *]**, ***	[* * *]	[* * *]	[* * *]
4. [* * *]	[* * *]	[* * *]	[* * *]
5. [* * *]	[* * *]	[* * *]	[* * *]

* Only [* * *] will be due for the [* * *] of a Licensed Product [* * *].

** If any Licensed Product achieves [* * *] without [* * *] (as such [* * *] may be applicable to such Licensed Product), then [* * *] will become payable [* * *].

*** As an example, in the event [* * *], it will [* * *] and AssemblyBio will receive [* * *].  If subsequently [* * *], then [* * *] will [* * *] ([* * *]) and [* * *] ([* * *]).

The Development Milestone Payments set forth above are payable [* * *] Development Milestone Event for [* * *]. For the purpose of this Agreement, “[* * *]” means [* * *].

9.3Commercialization Milestones.  Upon the [* * *] achievement of each milestone event set forth in the table below with respect to a particular Licensed Product (each, a “Commercialization Milestone Event”) for [* * *] Licensed Products, BeiGene shall make the corresponding milestone payment to AssemblyBio (each, a “Commercialization Milestone Payment”) in accordance with Section 9.5(b):

Commercialization Milestone Event*	Milestone Payment
	[* * *]	[* * *]	[* * *]
[* * *]
1. [* * *]	[* * *]	[* * *]	[* * *]
2. [* * *]	[* * *]	[* * *]	[* * *]
3. [* * *]	[* * *]	[* * *]	[* * *]
4. [* * *]	[* * *]	[* * *]	[* * *]

* As an example, in the event [* * *], it will [* * *] and AssemblyBio will receive [* * *]. If thereafter, [* * *], then it will [* * *], and AssemblyBio will receive [* * *].

The Commercialization Milestone Payments set forth above are payable [* * *].

In the event that [* * *], BeiGene shall pay AssemblyBio [* * *].  For example, if [* * *], BeiGene would pay AssemblyBio [* * *] in Commercialization Milestone Payments pursuant to this Section 9.3. Each milestone payment set forth above shall be payable [* * *] Licensed Product.

9.4Product [* * *].  For purposes of calculating the Development Milestone Payments and Commercialization Milestone Payments, a Licensed Product is [* * *] if it [* * *].  For clarity, if a Licensed Product is [* * *], that [* * *] would be considered a [* * *].

9.5Payment Terms.

(a)Development Milestone Payments. BeiGene shall provide AssemblyBio with notice of the achievement of each Development Milestone Event within [* * *] thereafter and make the corresponding Development Milestone Payment within [* * *] after such achievement.

(b)Commercialization Milestone Payments and Royalty Payments.  During the Term, following the First Commercial Sale of a Licensed Product, BeiGene shall furnish to AssemblyBio a written report for each Calendar Quarter showing the Net Sales by Licensed Product sold by BeiGene and its Affiliates and sublicensees during the reporting Calendar Quarter and the Licensed Product royalties payable under this Agreement in sufficient detail to allow AssemblyBio to verify the amount of Licensed Product royalties paid by BeiGene with respect to such Calendar Quarter.  Each such report shall include, on a region-by-region and Licensed Product-by-Licensed Product basis, (i) the total gross amount invoiced for Licensed Product sold, (ii) the Net Sales of each Licensed Product and the applicable deductions made to determine such Net Sales of Licensed Products (by category, as such deductions are set forth under Section 1.60), (iii) a calculation of the royalty payment for each Licensed Product (in USD) payable (including any royalty reduction made in accordance with Section 9.6(c)), and (iv) the royalty payment in total for all Licensed Products and the manner and basis for any currency conversion in accordance with Section 9.8, and shall specify if each Commercialization Milestone Event is achieved during such Calendar Quarter.  Such reports shall be due no later than [* * *] following the end of each Calendar Quarter; provided that, within [* * *] following the end of each Calendar Quarter, BeiGene shall provide AssemblyBio with a good-faith estimate of the payment amounts to be set forth in such reports to follow. The corresponding Commercialization Milestone Payment(s) and Licensed Product royalties shown to have accrued by each report provided under this Section 9.5(b) shall be due and payable on the date such report is due.

9.6Royalty Payments to AssemblyBio.

(a)Royalty Rates. In further consideration of AssemblyBio’s grant of the rights and licenses to BeiGene hereunder, BeiGene shall, during each applicable Royalty Term, pay to AssemblyBio a tiered royalty on Net Sales [* * *] in the Territory for each Calendar Year, at the percentage rates set forth below (subject to Section 9.6(c)):

Calendar Year, Net Sales [* * *] in the Territory	Royalty Rate
1.≤ USD [* * *]	[* * *]%
2.> USD [* * *] - ≤ USD [* * *]	[* * *]%
3.>USD [* * *] - ≤ USD [* * *]	[* * *]%
4.> USD [* * *] - ≤ USD [* * *]	[* * *]%
5.> USD [* * *]	[* * *]%

By way of illustration, assume in a Calendar Year that (i) Net Sales of [* * *] in the Territory in USD total [* * *] USD ($[* * *]) and (ii) no adjustments or deductions to payments under Section 9.6(c) apply. The total royalties due and payable by BeiGene to AssemblyBio for such Net Sales of [* * *] would be [* * *] USD ($[* * *]), calculated as follows:

$[* * *]	x	[* * *]	%	=	$[* * *]
$[* * *]	x	[* * *]	%	=	$[* * *]
$[* * *]	x	[* * *]	%	=	$[* * *]
$[* * *]	x	[* * *]	%	=	$[* * *]
$[* * *]	x	[* * *]	%	=	$[* * *]
Total Royalty				=	$[* * *]

(b)Royalty Term. The royalty payments payable under this Section 9.6 shall be payable on a Licensed Product-by-Licensed Product and region-by-region basis from the First Commercial Sale of such Licensed Product in such region in the Territory until the latest of: (i)

the [* * *] anniversary of the date of the First Commercial Sale of such Licensed Product in such region; (ii) the expiration of the last Valid Claim (including any patent term adjustments or extensions) within the AssemblyBio Patent Rights that Covers such Licensed Product in such region; and (iii) [* * *] for such Licensed Product in such region (the “Royalty Term”).

(c)Royalty Reductions.

(i)No Valid Claim. Subject to Section 9.6(c)(iv), on a Licensed Product-by-Licensed Product and region-by-region basis, if there is no Valid Claim within the AssemblyBio Patent Rights that Covers such Licensed Product in a given region in the Territory, then, commencing in the first Calendar Quarter after the date on which this Section 9.6(c)(i) applies and continuing for each Calendar Quarter thereafter for so long as there is no Valid Claim that Covers such Licensed Product in such region, the applicable royalty rate that would otherwise be owed on such Net Sales of such Licensed Product in such region under Section 9.6(a) will be reduced by [* * *].

(ii)Generic Product. If a Licensed Product is generating Net Sales in the Field in a region in the Territory during the applicable Royalty Term at a time when one or more Generic Products with respect to such Licensed Product is being sold in such region, then the royalty rate applicable to Net Sales of such Licensed Product in such region in such Calendar Quarter shall be reduced by (A) [* * *] in any Calendar Quarter that BeiGene can demonstrate that [* * *], or (B) [* * *] in any Calendar Quarter that BeiGene can demonstrate that [* * *]. BeiGene will promptly notify AssemblyBio upon BeiGene becoming aware of the entry of such Generic Product(s), which notice will specify the applicable Generic Product and its Indication, the applicable region in the Territory, and the [* * *] of the Generic Products in such region (in each case, to the extent then known by BeiGene).

(iii)Third Party Payments. With respect to any Third Party License entered into by BeiGene pursuant to Section 14.5 for a Licensed Product in a region (for licenses in connection with the Licensed Compound(s) in such Licensed Products but not with respect to Other Components of a Combination Product), and during any Calendar Quarter in which BeiGene makes royalty payments to the applicable Third Party, BeiGene may credit against the royalty payments payable to AssemblyBio pursuant to Section 9.6(a) with respect to such Licensed Product in such region in such Calendar Quarter up to [* * *] for which BeiGene is responsible under such Third Party License.

(iv)Royalty Floor. In no event will the aggregate amount of royalty payments due to AssemblyBio for a Licensed Product in a region in the Territory in any given Calendar Quarter during the Royalty Term for such Licensed Product in such region be reduced to less than [* * *] of the amount that otherwise would have been due and payable to AssemblyBio in such Calendar Quarter for such Licensed Product in such region but for the reductions set forth in Sections 9.6(c)(i), (ii) and (iii) (the “Royalty Floor”); provided that, subject always to the Royalty Floor, [* * *].

(v)COGM Adjustment.  If the Fully Burdened Manufacturing Cost of a Licensed Product is higher than [* * *], then [* * *] of the percent Fully Burdened Manufacturing Cost [* * *] will be [* * *]. By way of example, if [* * *] and the Fully Burdened Manufacturing

Cost is [* * *], then the [* * *] would be [* * *].  If subsequently Fully Burdened Manufacturing Cost are reduced to [* * *], the [* * *].

(vi)Compulsory Licenses. If a compulsory license is granted to a Third Party with respect to a Licensed Product in any region in the Territory, to the extent BeiGene is compensated on a royalty basis with a royalty rate lower than the royalty rates provided by Section 9.6(a) (as adjusted per Sections 9.6(c)(i), (ii) (iii) and (v)), the royalty rate to be paid by BeiGene on Net Sales made pursuant to such compulsory license in such region under Section 9.6(a) will be reduced to the rate payable by the compulsory licensee. For purposes of the foregoing, a “compulsory license” means, with respect to a Licensed Product in a country or territory, a license or rights granted to a Third Party by a governmental agency within such country or territory to sell or offer for sale such Licensed Product in such country or territory under any Patent Rights or Know-How owned or Controlled by either Party or its Affiliates, without direct or indirect authorization from such Party or its Affiliates.

9.7Payments to Third Parties. Except as expressly set forth herein, each Party shall be solely responsible for any payments due to Third Parties under any agreement entered into by such Party with respect to the Licensed Product, as a result of activities hereunder.

9.8Payment Currency; Exchange Rate. All payments to be made under this Agreement shall be made in USD.  Payments to AssemblyBio shall be made by electronic wire transfer of immediately available funds to the account of AssemblyBio, as designated in writing to BeiGene.  If any currency conversion is required in connection with the calculation of amounts payable hereunder, such conversion shall be made in a manner consistent with BeiGene’s normal practices used to prepare its audited financial statements for external reporting purposes; provided that such practices use a widely accepted source of published exchange rates.

9.9Late Payments. Any payments or portions thereof due hereunder that are not paid on the date such payments are due under this Agreement shall bear interest at a rate equal to the lesser of: (a) [* * *] percentage points above the prime rate as published by The Wall Street Journal or any successor thereto on the first day of each Calendar Quarter in which such payments are overdue or (b) the maximum rate permitted by Applicable Laws; in each case calculated on the number of days such payment is delinquent, compounded monthly.

9.10Records and Audit Rights.

(a)Records.  Each Party will keep (and will cause its Affiliates and sublicensees to keep) complete, true and accurate books and records in sufficient detail for the other Party to determine payments due to such other Party under this Agreement, including Licensed Product royalty payments and for each Party to calculate Development and Regulatory Costs hereunder.  Each Party will keep such books and records for at least [* * *] following the end of the Calendar Year to which they pertain (or a longer period that may be required by Applicable Laws or the applicable Accounting Standard), in accordance with the applicable Accounting Standard. BeiGene will keep such books and records in accordance with the record keeping requirements in Section 6.3 of Exhibit 2.8.

(b)Audit Rights.

(i)Each Party (the “Auditing Party”) shall have the right during the [* * *] period described in Section 9.10(a) to (A) appoint at its expense an independent certified public accountant of nationally recognized standing (the “Accounting Firm”) reasonably acceptable to the other Party (the “Audited Party”) to audit the relevant records of the Audited Party and its Affiliates to verify that the amount of such payments were correctly determined and/or (B) require the Audited Party to (1) appoint such an Accounting Firm to conduct such an audit of the applicable sublicensee and (2) provide the results of such audit to the Auditing Party. The Audited Party and its Affiliates shall each make its records available for audit by the Accounting Firm during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from the Auditing Party, solely to verify the payments hereunder were correctly determined.  Such audit right shall not be exercised by the Auditing Party more than once in any Calendar Year nor more than once with respect to sales of a particular Licensed Product in a particular period and may cover a period ending not more than [* * *] prior to the date of such request. All records made available for audit pursuant to this Section 9.10(b) shall be deemed to be Confidential Information of the Audited Party. The results of each audit, if any, shall be binding on both Parties. If the amount of any payment hereunder was underreported, the Audited Party shall promptly (but in any event no later than [* * *] after its receipt of the Accounting Firm’s report so concluding) make payment to the Auditing Party of the underreported amount.  The Auditing Party shall bear the full cost of an audit that it conducts pursuant to this Section 9.10(b) unless such audit discloses an under reporting by the Audited Party of more than [* * *] of the aggregate amount of the payments hereunder reportable in any Calendar Year, in which case the Audited Party shall reimburse the Auditing Party for the reasonable audit fees for such audit, in addition to paying the underreported amount.

(ii)The Accounting Firm will disclose to the Auditing Party only whether the payments or costs subject to such audit are correct or incorrect and the specific details concerning any discrepancies.  No other information regarding the results of such audit will be provided to the Auditing Party without the prior consent of the Audited Party.  The Audited Party is entitled to require the Accounting Firm to execute a reasonable confidentiality agreement prior to commencing any such audit.  The Accounting Firm shall provide a copy of its report and findings to the Audited Party.

9.11Taxes and Blocked Currency

(a)Taxes. Each Party shall be responsible for its own tax liabilities arising under this Agreement.  Subject to this Section 9.11, AssemblyBio shall be liable for all of its income and other taxes (including interest) (“Taxes”) imposed upon any payments made by BeiGene to AssemblyBio under this Agreement (“Agreement Payments”).

(i)Tax Withholding. If Applicable Laws require the withholding of Taxes, BeiGene shall make such withholding payments in a timely manner and shall subtract the amount thereof from the Agreement Payments.  BeiGene shall promptly (as available) submit to AssemblyBio appropriate proof of payment of the withheld Taxes as well as the official receipts within a reasonable period of time. BeiGene shall provide AssemblyBio reasonable assistance in order to allow AssemblyBio to obtain the benefit of any present or future treaty against double taxation or refund or reduction in Taxes which may apply to the Agreement Payments. Without limiting the generality of the foregoing, if AssemblyBio is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, or recovery of, applicable withholding Taxes, it may deliver to BeiGene or the appropriate Governmental Authority in the Territory the prescribed forms necessary to reduce the applicable rate of withholding or to relieve BeiGene of its obligation to withhold Taxes. In such case, BeiGene shall apply the reduced rate of withholding, or not withhold, as the case may be, provided that BeiGene is in receipt of evidence, in a form reasonably satisfactory to BeiGene (e.g., AssemblyBio’s delivery of all applicable documentation) prior to the time that the applicable Agreement Payments are due.

(ii)Tax Cooperation. Each Party will provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Law, of withholding Taxes, VAT, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding Tax or VAT.

(iii)Changes in Domicile. Notwithstanding anything to the contrary set forth in this Agreement, if BeiGene assigns, transfers, or otherwise disposes of some or all of its rights and obligations under this Agreement to any Person and if, as a result of such action, the withholding or deduction of Tax required by Applicable Law with respect to any Agreement Payment is increased, then (A) any amount payable to AssemblyBio under this Agreement will be increased to take into account such withheld Taxes as may be necessary so that, after making all required withholdings (including withholdings on the withheld amounts), AssemblyBio receives an amount equal to the sum it would have received had no such withholding been made, and (B) AssemblyBio shall use Commercially Reasonable Efforts to obtain a foreign Tax credit for U.S. corporate income Tax purposes for any such additional amount paid pursuant to this sentence, upon the receipt of which AssemblyBio will reimburse BeiGene for such additional amount paid and credited within [* * *]. This Section 9.11(a)(iii) shall not apply to the increased tax exposure caused by the following: (1) any Licensed Product is being or will be Manufactured in the Territory pursuant to Section 7.2(d)(i) or 7.3; and (2) BeiGene assigns some or all of its rights and obligations under this Agreement to a BeiGene Affiliate in China pursuant to Section 16.2, only to the extent that BeiGene is unable to obtain Regulatory Approval in China that would allow a BeiGene Affiliate outside of China to Commercialize the Licensed Products in China despite the use of Commercially Reasonable Efforts to obtain the same.

(b)Blocked Currency. If by Applicable Law in a region in the Territory, conversion into USD or transfer of funds of a convertible currency to the United States becomes materially restricted, forbidden or substantially delayed, then BeiGene shall promptly notify AssemblyBio and, thereafter, amounts accrued in such region under this Article 9 shall be paid to AssemblyBio (or its designee) in such region in local currency by deposit in a local bank designated by AssemblyBio and to the credit of AssemblyBio, unless the Parties otherwise agree.

Article 10

CONFIDENTIALITY

10.1Duty of Confidence. During the Term and for [* * *] thereafter, all Confidential Information disclosed by a Disclosing Party to a Receiving Party hereunder, including (a) with respect to BeiGene as Receiving Party, AssemblyBio Know-How and (b) with respect to AssemblyBio as Receiving Party, any Know-How within BeiGene IP, shall be maintained in confidence by the Receiving Party and shall not be disclosed to any Third Party or used for any purpose, except as set forth herein, without the prior written consent of the Disclosing Party; provided, however, that with respect to any Confidential Information that is specifically identified at the time of disclosure to be a trade secret under Applicable Laws, such obligations shall survive the expiration of such [* * *] period for so long as such Confidential Information remains a trade secret.  The Receiving Party may only use Confidential Information of the Disclosing Party for purposes of exercising its rights and fulfilling its obligations under this Agreement and may disclose Confidential Information of the Disclosing Party and its Affiliates to employees, agents, contractors, consultants and advisers of the recipient Party and its Affiliates, licensees and sublicensees to the extent reasonably necessary for such purposes; provided that such Persons are bound by confidentiality and non-use obligations of the Confidential Information consistent with the confidentiality provisions of this Agreement as they apply to the Receiving Party and that the Receiving Party will remain fully responsible for any breach of the confidentiality or non-use obligation by such Persons. Notwithstanding the foregoing, AssemblyBio may disclose the terms of this Agreement, the Development Plans, records and reports hereunder to IURTC to the extent required to comply with the terms and conditions of the Upstream License, provided that other than with respect to the terms of this Agreement and the exhibits hereto, AssemblyBio shall redact all information not required to be provided to IURTC pursuant to the Upstream License.

10.2Exceptions. The obligations under this Article 10 shall not apply to any information to the extent the recipient Party can demonstrate by competent evidence that such information:

(a)is (at the time of disclosure) or becomes (after the time of disclosure) known to the public or part of the public domain through no breach of this Agreement by the Receiving Party or its Affiliates;

(b)was known to, or was otherwise in the possession of, the Receiving Party or its Affiliates, as evidenced by its written records, prior to the time of disclosure by the Disclosing Party;

(c)is disclosed to the Receiving Party or an Affiliate on a non-confidential basis by a Third Party that is entitled to disclose it without breaching any confidentiality obligation to the Disclosing Party or any of its Affiliates; or

(d)is independently developed by or on behalf of the Receiving Party or its Affiliates, as evidenced by its written records, without use of or reference to the Confidential Information disclosed by the Disclosing Party or its Affiliates under this Agreement.

10.3Authorized Disclosures. Subject to this Section 10.3 and Section 7 of Exhibit 2.8, the Receiving Party may disclose Confidential Information belonging to the other Party to the extent permitted as follows:

(a)such disclosure is deemed necessary by counsel to the Receiving Party to be disclosed to such Receiving Party’s attorneys, independent accountants or financial advisors for the sole purpose of enabling such attorneys, independent accountants or financial advisors to provide advice to the Receiving Party, on the condition that such attorneys, independent accountants and financial advisors are bound by confidentiality and non-use obligations consistent with the confidentiality provisions of this Agreement as they apply to the Receiving Party;

(b)disclosure by a Receiving Party or its Affiliates to governmental or other regulatory agencies in order to obtain and maintain Patent Rights consistent with Article 14;

(c)disclosure by a Receiving Party to any Affiliate, or to its or its Affiliates’ employees, consultants, contractors, subcontractors, agents or sublicensees on a need-to-know basis in order to enable such Receiving Party to exercise its rights or to carry out its responsibilities under this Agreement, including to any Third Party that is engaged by such Party to perform services in connection with the Development, Manufacture and/or Commercialization of each Licensed Compound and/or any Licensed Products in accordance with this Agreement; provided, in each case, that such Persons are bound by confidentiality and non-use obligations consistent with those contained in this Agreement as they apply to the Receiving Party and that the Receiving Party will remain fully responsible for the any breach of the confidentiality or non-use obligation by such Persons;

(d)disclosure by BeiGene or a BeiGene Affiliate or sublicensee as reasonably necessary to gain or maintain approval to conduct Clinical Trials for a Licensed Product, to obtain and maintain any Regulatory Approval or Pricing and Reimbursement Approval or to otherwise Develop, Manufacture and Commercialize Licensed Products in the Territory, in accordance with this Agreement;

(e)disclosure by AssemblyBio or an AssemblyBio Affiliate or sublicensee as reasonably necessary to gain or maintain approval to conduct Clinical Trials for a Licensed Product, to obtain and maintain any Regulatory Approval or Pricing and Reimbursement Approval or to otherwise Develop, Manufacture and Commercialize Licensed Products outside the Territory;

(f)disclosure by a Party required in connection with any judicial or administrative process relating to or arising from this Agreement (including any enforcement hereof) or to comply with applicable court orders or governmental regulations (or the rules of any recognized stock exchange or quotation system);

(g)disclosure by a Party to potential or actual investors or potential or actual acquirers or actual or potential sublicensees in connection with due diligence or similar investigations by such Third Parties; provided, in each case, that any such potential or actual investor or acquirer or sublicensee agrees to be bound by confidentiality and non-use obligations consistent with those contained in this Agreement as they apply to the Receiving Party, and that the Receiving Party will remain fully responsible for the any breach of the confidentiality or non-use obligation by such Persons; or

(h)disclosure or publications permitted pursuant to the terms of Article 11.

If the Receiving Party is required by judicial or administrative process to disclose Confidential Information that is subject to the non-disclosure provisions of this Article 10, such Receiving Party shall promptly inform the Disclosing Party of the disclosure that is being sought in order to provide the Disclosing Party an opportunity to challenge or limit the disclosure obligations, and, if requested by the Disclosing Party, cooperate in all reasonable respects with the Disclosing Party’s efforts to obtain confidential treatment or a protective order with respect to any such disclosure, at the Disclosing Party’s expense.  Confidential Information that is disclosed as permitted by this Section 10.3 shall remain otherwise subject to the confidentiality and non-use provisions of this Article 10, and the Party disclosing Confidential Information as permitted by this Section 10.3 shall take all steps reasonably necessary, including obtaining an order of confidentiality and otherwise cooperating with the other Party, to ensure the continued confidential treatment of such Confidential Information.

Article 11

PUBLICATIONS & PUBLICITY

11.1Publications.

(a)Prior to the issuance of any Publication contemplated by this Section 11.1, the Parties will jointly develop a high-level global publication strategy (“Global Publication Strategy”) to guide the Parties’ publications under this Agreement.  The Global Publication Strategy shall be delivered to the JSC for its review, discussion and approval.  Thereafter, either Party may propose any amendments to the Global Publication Strategy, which amendments also shall be delivered to the JSC for its review, discussion and approval. Prior to the establishment of the Global Publication Strategy, each Party shall provide to the other Party a copy of any proposed Publication for review and comment, to the extent practicable and not causing any delays in the submission process of such Publication.

(b)BeiGene acknowledges that some of the Clinical Trials are part of a multi-center global study.  Accordingly and notwithstanding anything to the contrary herein, BeiGene shall not publish or present the Clinical Trial results, Clinical Data, non-clinical data or any associated results or conclusions of any Clinical Trial from a Joint Global Study until after the first publication or presentation regarding the overall global study is completed by AssemblyBio, such publication to be at the sole discretion of AssemblyBio.  Thereafter, BeiGene may publish or disclose such Clinical Data, non-clinical data or any associated results or conclusions of any Joint Global Study to the extent provided in, and in accordance with Section 11.1(c) and the Global Publication Strategy.

(c) BeiGene may publicly present or publish any Clinical Data, non-clinical data or any associated results or conclusions generated by or on behalf of BeiGene pursuant to this Agreement solely to the extent that such data, results and conclusions are specific to the Territory and the Field (each such proposed presentation or publication, a “BeiGene Publication”), and subject to the additional limitations set forth in this Article 11. In the event BeiGene desires to publicly present or publish a BeiGene Publication in accordance with the foregoing sentence, BeiGene shall provide AssemblyBio (including the Alliance Manager and all AssemblyBio members of the JSC) with a copy of such proposed BeiGene Publication at least [* * *] prior to the earlier of its presentation or intended submission for publication; provided that in the case of abstracts, this period shall be at least [* * *] (such applicable period, the “Review Period”). BeiGene agrees that it will not submit or present any BeiGene Publication (i) until AssemblyBio has provided written comments during such Review Period on the material in such BeiGene Publication or (ii) until the applicable Review Period has elapsed without written comments from AssemblyBio, in which case BeiGene may proceed and the BeiGene Publication will be considered approved in its entirety. If BeiGene receives written comments from AssemblyBio during the applicable Review Period, it shall consider the comments of AssemblyBio in good faith, but will retain the sole authority to submit the manuscript for BeiGene Publication; provided that BeiGene agrees to (A) delete any Confidential Information of AssemblyBio that AssemblyBio identifies for deletion in AssemblyBio’s written comments, (B) delete any Clinical Data, non-clinical data results, conclusions or other related information that is not specific to the Territory or the Field, or the publication of which AssemblyBio reasonably determines, in its sole discretion, would conflict with the Global Publication Strategy or materially and adversely impact the Licensed Product, and (C) delay such BeiGene Publication for a period of up to an additional [* * *] after the end of the applicable Review Period to enable AssemblyBio to draft and file Patent Rights with respect to any subject matter to be made public in such BeiGene Publication and to which AssemblyBio has the applicable intellectual property rights to file such Patent Rights. BeiGene shall provide AssemblyBio a copy of the BeiGene Publication at the time of the submission or presentation. BeiGene agrees to acknowledge the contributions of AssemblyBio, and the employees of AssemblyBio, in all BeiGene Publications as scientifically appropriate. BeiGene shall require its Affiliates, sublicensees and contractors to comply with the obligations of Section 11.1.

(d)Without limiting Section 11.1(a), AssemblyBio shall have the right to publicly present or publish any Clinical Trial results or Clinical Data, including non-clinical data or any results or conclusions associated therewith (each such proposed presentation or publication, a “AssemblyBio Publication” and, collectively with any BeiGene Publication, a “Publication”), and subject to the limitations set forth in this Section 11.1(d) and in accordance with the Global Publication Strategy. In the event AssemblyBio desires to publicly present or publish a AssemblyBio Publication that includes data from a Clinical Trial site in the Territory in accordance with the foregoing sentence, AssemblyBio shall provide BeiGene (including the Alliance Manager and all BeiGene members of the JSC) with a copy of such proposed AssemblyBio Publication consistent with the applicable Review Period. AssemblyBio agrees that it will not submit or present any AssemblyBio Publication (i) until BeiGene has provided written comments during such Review Period on the material in such AssemblyBio Publication or (ii) until the applicable Review Period has elapsed without written comments from BeiGene, in which case AssemblyBio may proceed and the AssemblyBio Publication will be considered approved in its entirety. If AssemblyBio receives written comments from BeiGene during the applicable Review Period, it shall consider the comments of BeiGene in good faith, but will retain the sole authority to submit the manuscript for AssemblyBio Publication; provided that AssemblyBio agrees to (A) delete any Confidential Information of BeiGene that BeiGene identifies for deletion in BeiGene’s written comments and (B) delay such AssemblyBio Publication for a period of up to an additional [* * *] after the end of the applicable Review Period to enable BeiGene to draft and file Patent Rights with respect to any subject matter to be made public in such AssemblyBio Publication and to which BeiGene has the applicable intellectual property rights to file such Patent Rights. AssemblyBio shall provide BeiGene a copy of the AssemblyBio Publication at the time of the submission or presentation. AssemblyBio agrees to acknowledge the contributions of BeiGene, and the employees of BeiGene, in all AssemblyBio Publications as scientifically appropriate. AssemblyBio shall require its Affiliates, sublicensees and contractors to comply with the obligations of this Section 11.1(d).

11.2Attorney-Client Privilege.In the event of a dispute or potential dispute where the Parties: (a) share a common legal and commercial interest in such disclosure that is subject to attorney work product protections, attorney-client privileges or similar protections and privileges; (b) are or may become joint defendants in proceedings to which the information covered by such protections and privileges relates; (c) intend that such privileges and protections remain intact should either Party become subject to any actual or threatened proceeding to which the Disclosing Party’s Confidential Information covered by such protections and privileges relates; and (d) intend that both the Receiving Party and the Disclosing Party will have the right to assert such protections and privileges, the Parties may negotiate and enter into a common or joint defense agreement.  Notwithstanding the foregoing, nothing in this Section 11.2 will apply with respect to a Dispute between the Parties (including their respective Affiliates).

11.3Publication and Listing of Clinical Trials. Each Party agrees to comply, with respect to the listing of Clinical Trials or the publication of Clinical Trial results with respect to Licensed Products and to the extent applicable to its activities conducted under this Agreement, with (a) the Pharmaceutical Research and Manufacturers of America (PhRMA) Guidelines on the listing of Clinical Trials and the Publication of Clinical Trial results, and (b) any Applicable Law or applicable court order, stipulations, consent agreements and settlements entered into by such Party; provided that any listings or publications made pursuant to this Section 11.3 shall be considered a Publication hereunder and shall be subject to Section 11.1.

11.4Publicity.

(a)The Parties have mutually approved a joint press release attached hereto as Exhibit 11.4 with respect to this Agreement and either Party may make subsequent public disclosure of the contents of such press release.  Subject to the foregoing, each Party agrees not to issue any press release or other public statement, whether oral or written, disclosing the terms hereof or any of the activities conducted hereunder without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), provided, however, that neither Party will be prevented from complying with any duty of disclosure it may have pursuant to Applicable Laws or pursuant to the rules of any recognized stock exchange or quotation system, subject to that Party notifying the other Party of such duty and limiting such disclosure as reasonably requested by the other Party (and giving the other Party sufficient time to review and comment on any proposed disclosure).

(b)Notwithstanding Section 11.4(a), AssemblyBio has the right to publicly disclose (i) the achievement of material milestones under this Agreement; (ii) to the extent required by Applicable Laws or by any Securities Regulator (as defined below) and subject to AssemblyBio’s compliance with Section 11.4(c), the amount of any payment received by AssemblyBio under this Agreement; (iii) the commencement, completion, material data and key results of Clinical Trials conducted under this Agreement; and (iv) any information relating to a Joint Global Study. After a Publication has been made available to the public, each Party may post such Publication or a link to it on its corporate web site without the prior written consent of the other Party.

(c)The Parties hereby acknowledge and agree that either Party may be required by Applicable Laws to submit a copy of this Agreement to the U.S. Securities and Exchange Commission (the “SEC”) or any national or sub-national securities regulatory body in any jurisdiction (collectively, the “Securities Regulators”). If a Party is required by Applicable Laws to submit a description of the terms of this Agreement to and/or file a copy of this Agreement with any Securities Regulator, such Party agrees to consult and coordinate with the other Party with respect to such disclosure and/or the preparation and submission of a confidential treatment request for this Agreement.  Notwithstanding the foregoing, if a Party is required by Applicable Laws to submit a description of the terms of this Agreement to or file a copy of this Agreement with any Securities Regulator and such Party has (i) promptly notified the other Party in writing of such requirement and any respective timing constraints, (ii) provided copies of the proposed disclosure or filing to the other Party reasonably in advance of such filing or other disclosure and (iii) given the other Party a reasonable time under the circumstances to comment upon and request confidential treatment for such disclosure, then such Party will have the right to make such disclosure or filing at the time and in the manner reasonably determined by its counsel to be required by Applicable Laws or the applicable Securities Regulator.  If a Party seeks to make a disclosure or filing as set forth in this Section 11.4(c) and the other Party provides comments within the respective time periods or constraints specified herein, the Party seeking to make such disclosure or filing will in good faith consider incorporating such comments.

11.5Repeat Publicity and Publications. Notwithstanding anything to the contrary in this Article 11, the contents of any press release or other publication that has been reviewed and approved by a reviewing Party in accordance with this Article 11 may be re-released by such reviewing Party or publishing Party without a requirement for re-approval.

Article 12

REPRESENTATIONS, WARRANTIES, AND COVENANTS

12.1Representations, Warranties of Each Party. Each Party represents and warrants to the other Party as of the Effective Date that:

(a)it is a corporation or limited company duly organized, validly existing, and in good standing under the laws of the jurisdiction of formation;

(b)it has full corporate power and authority to execute, deliver, and perform this Agreement, and has taken all corporate action required by Applicable Laws and its organizational documents to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;

(c)this Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, bank moratorium or similar laws affecting creditors’ rights generally and laws restricting the availability of equitable remedies and may be subject to general principles of equity whether or not such enforceability is considered in a proceeding at law or in equity); and

(d)the execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant to this Agreement, and the consummation of the transactions contemplated hereby do not and shall not (i) conflict with or result in a breach of any provision of its organizational documents, (ii) result in a breach of any agreement to which it is a party, or (iii) violate any Applicable Laws.

12.2Representations and Warranties of AssemblyBio.  AssemblyBio represents and warrants to BeiGene as of the Effective Date that:

(a)Exhibit 12.2(a) sets forth a complete and accurate list of all AssemblyBio Patent Rights Controlled by AssemblyBio as of the Effective Date that Cover the Listed Compounds in the Territory (the “Scheduled Patent Rights”).

(b)AssemblyBio owns or is the exclusive licensee of all right, title, and interest in and to the Scheduled Patent Rights;

(c)AssemblyBio has the right under the Scheduled Patent Rights to grant the License to BeiGene, and it has not granted any license or other right under the Scheduled Patent Rights that is inconsistent with the License;

(d)neither AssemblyBio nor any of its Affiliates has granted any mortgage, pledge, claim, security interest, encumbrance, lien or other charge of any kind on the Scheduled Patent Rights, and the Scheduled Patent Rights are free and clear of any mortgage, pledge, claim, security interest, encumbrance, lien or charge of any kind, in each case that would adversely affect the rights granted to BeiGene herein;

(e)there are no claims, judgments or settlements against AssemblyBio pending, or to AssemblyBio’s knowledge, threatened that invalidate or seek to invalidate any Scheduled Patent Rights;

(f)AssemblyBio is not a party to any agreement with any governmental entity or an agency thereof pursuant to which such governmental entity or such agency provided funding for the development of any of the Scheduled Patent Rights and which gives such governmental entity or such agency any rights to any Scheduled Patent Rights that conflicts with, or limits the scope of, the License granted to BeiGene hereunder;

(g)there is no pending litigation, nor has AssemblyBio received any written notice from any Third Party, asserting or alleging that the Development, Manufacture or Commercialization of the Licensed Product prior to the Effective Date infringed or misappropriated the intellectual property rights of such Third Party;

(h)to AssemblyBio’s knowledge, none of the Scheduled Patent Rights is the subject of any interference proceeding, inter partes review or post-grant review and there is no pending or threatened action, suit, proceeding or claim by a Third Party challenging AssemblyBio’s ownership rights in, or the validity or scope of, any Scheduled Patent Rights;

(i)there are no pending or, to its knowledge, no threatened (in writing), adverse actions, suits or proceedings against AssemblyBio involving the Scheduled Patent Rights or Licensed Product;

(j)to its knowledge, the AssemblyBio IP includes all Know-How Controlled by AssemblyBio or its Affiliates that is necessary or reasonably useful to Develop, Manufacture and Commercialize each Licensed Compound and/or Licensed Product in the Field in the Territory

as such Development, Manufacture and Commercialization is currently being conducted by AssemblyBio;

(k)to its knowledge, AssemblyBio has complied with all Applicable Laws applicable to (i) the prosecution and maintenance of the Scheduled Patent Rights and (ii) its Development and Manufacture of Licensed Products in the Field;

(l)to its knowledge, there are no acts or omissions of AssemblyBio that would constitute inequitable conduct, fraud, or misrepresentation to the applicable patent office with respect to any Scheduled Patent Rights;

(m)except as set forth under Exhibit 12.2(m), (i) AssemblyBio has obtained, or caused its Affiliates to obtain, assignments from the inventors of all rights and embodiments in and to the Scheduled Patent Rights that are solely owned by AssemblyBio or its Affiliates, (ii) to its knowledge, all such assignments are valid and enforceable, and (iii) the inventorship of the Scheduled Patent Rights that are solely owned by AssemblyBio or its Affiliates is properly identified on each issued patent or patent application in such Scheduled Patent Rights;

(n)AssemblyBio and its Affiliates have used reasonable and diligent efforts consistent with industry practices to protect the secrecy, confidentiality and value of all AssemblyBio Know-How that constitutes trade secrets under Applicable Laws;

(o)AssemblyBio has provided to BeiGene all material documentation, data, and information under its control requested by BeiGene relating to each Licensed Compound and the use thereof in the Field. Without limiting the foregoing, AssemblyBio has provided to BeiGene complete and accurate copies of (i) all existing material Regulatory Submissions made by AssemblyBio or its Affiliate in the Territory or the United States (the “Existing Regulatory Materials”), and (ii) all other material correspondence to/from any Regulatory Authority in the Territory or the United States controlled by AssemblyBio, in each case related to each Licensed Compound or any Licensed Product. Other than the Existing Regulatory Materials, neither AssemblyBio nor any of its Affiliates has, as of the Effective Date, obtained or filed any INDs or any other form of regulatory application with Regulatory Approvals for marketing, for each Licensed Compound or any Licensed Product in the Territory or the United States. The Existing Regulatory Materials are, to the knowledge of AssemblyBio, in good standing, and neither AssemblyBio nor any of its Affiliates has received any notice in writing from any Regulatory Authority that the Existing Regulatory Materials are not currently in, or may not remain in, good standing with the applicable Regulatory Authority;

(p)AssemblyBio has provided to BeiGene all material adverse event information with respect to each Licensed Compound or any Licensed Product known to AssemblyBio or its Affiliates; and

(q)The Upstream License is the only agreement by and between AssemblyBio and any Third Party that provides for the license to AssemblyBio of any Know-How or Patent Rights that are included as part of the AssemblyBio IP. BeiGene acknowledges that AssemblyBio has provided BeiGene with the copy of the Upstream License prior to the Effective Date. Without limiting the generality of the foregoing, the Upstream License is in full force and effect and is the valid and binding obligation of AssemblyBio, enforceable in accordance with its terms, and is binding on IURTC. AssemblyBio has not materially breached and is not currently in material breach of its obligations under the Upstream License in a manner that has, or would reasonably be expected to have, a material adverse effect on the rights granted to BeiGene under this Agreement, and to AssemblyBio’s knowledge, IURTC has not materially breached, and is not currently in material breach of, its obligations under the Upstream License.

12.3Representations and Warranties of BeiGene. BeiGene represents and warrants to AssemblyBio as of the Effective Date that:

(a)there are no legal claims, judgments or settlements against or owed by BeiGene or any of its Affiliates, or pending or, to BeiGene’s knowledge, threatened, legal claims or litigation, in each case, relating to antitrust, anti-competition, anti-bribery or corruption violations;

(b)each of BeiGene and its Affiliates is not, and has not been, debarred or disqualified by any Regulatory Authority; and none of BeiGene or its Affiliates’ employees or contractors who will be involved in the Development, Manufacture or Commercialization of the Licensed Product are, or have been, debarred or disqualified by any Regulatory Authority;

(c)BeiGene has sufficient financial wherewithal to (i) perform all of its obligations pursuant to this Agreement, and (ii) meet all of its obligations that come due in the ordinary course of business; and

(d)BeiGene has or can readily obtain sufficient technical, clinical, and regulatory expertise to perform all of its obligations pursuant to this Agreement, including its obligations relating to Development, manufacturing, Commercialization, and obtaining Regulatory Approval.

12.4Covenants of BeiGene.  BeiGene covenants to AssemblyBio that:

(a)in the course of performing its obligations or exercising its rights under this Agreement, BeiGene shall comply with all Applicable Laws, including, as applicable, cGMP, GCP, and GLP standards;

(b)BeiGene will conduct its obligations with respect to the Global Development Plan and the Territory Development Plan in strict adherence with the study design set forth in the Global Development Plan and the Territory Development Plan, as may be amended from time to time;

(c)BeiGene and its Affiliates will not employ any employees or use any contractors in the Development, Manufacture or Commercialization of the Licensed Product who are, or have been, debarred or disqualified by any Regulatory Authority;

(d)BeiGene will only engage Clinical Trial sites under the Territory Development Plan and the Global Development Plan that conduct all Clinical Trials in compliance with Applicable Laws, including GCP and the ICH Guidelines, and are approved by the applicable Regulatory Authority;

(e)BeiGene and its Affiliates will obtain necessary consents, and sufficient rights, title and interests in the Clinical Data and Regulatory Submissions to grant the right of reference or other right of use to AssemblyBio under Sections 5.9 and 6.3;

(f)except as otherwise expressly permitted in this Agreement, commencing on the Effective Date and continuing until the end of the Term, BeiGene and its Affiliates will not (i) assign or otherwise transfer ownership of any BeiGene IP or BeiGene Collaboration IP, except to the extent such assignment or transfer does not conflict with or adversely affect any of the licenses granted to AssemblyBio hereunder, or (ii) grant to any Third Party any license rights to any BeiGene IP or BeiGene Collaboration IP in the Territory if such license grant conflicts with any of the licenses granted to AssemblyBio hereunder;

(g)BeiGene shall comply with all Applicable Upstream License Provisions; and

(h)At such times as BeiGene is serving as regulatory agent pursuant to Section 6.1, (i) BeiGene or its Affiliate who will serve as AssemblyBio’s regulatory agent in the Territory will at all times meet all qualification requirements under Applicable Laws in all material respects to be AssemblyBio’s regulatory agent in the Territory as contemplated by this Agreement, and (ii)  BeiGene will promptly notify AssemblyBio (A) of any significant change to these qualification requirements of which it becomes aware and (B) if BeiGene or its Affiliate may not meet these requirements, upon receiving any notice from any Regulatory Authority or Third Party indicating or otherwise becoming aware of such fact.

12.5Covenants of AssemblyBio. AssemblyBio covenants to BeiGene that:

(a)in the course of performing its obligations or exercising its rights under this Agreement, AssemblyBio shall comply with all Applicable Laws, including, as applicable, cGMP, GCP, and GLP standards;

(b)AssemblyBio will conduct its obligations with respect to the Global Development Plan in strict adherence with the study design set forth in the Global Development Plan, as may be amended from time to time;

(c)AssemblyBio will only engage Clinical Trial sites under the Global Development Plan that conduct all Clinical Trials in compliance with Applicable Laws, including GCP and the ICH Guidelines, and are approved by the applicable Regulatory Authority;

(d)AssemblyBio and its Affiliates will not employ any employees or use any contractors in the Development or Manufacture of the Licensed Product who are, or have been, debarred or disqualified by any Regulatory Authority;

(e)AssemblyBio and its Affiliates will obtain necessary consents, and sufficient rights, title and interests in the Clinical Data and Regulatory Submissions to grant the right of reference or other right of use to BeiGene under Sections 5.9 and 6.3;

(f)except as otherwise expressly permitted in this Agreement, commencing on the Effective Date and continuing until the end of the Term, AssemblyBio and its Affiliates will not (i) assign or otherwise transfer ownership of any AssemblyBio Patent Rights or AssemblyBio Know-How in the Territory, except to the extent such assignment or transfer does not conflict with or adversely affect any of the Licenses granted to BeiGene hereunder, or (ii) grant to any Third Party any license rights to any AssemblyBio Patent Rights or AssemblyBio Know-How in the Territory if such license grant conflicts with any of the Licenses granted to BeiGene hereunder;

(g) AssemblyBio and its Affiliates shall be responsible for any payments under the Upstream License resulting from the Development, Manufacture, or Commercialization of the Licensed Products in the Field in the Territory under this Agreement; and

(h)AssemblyBio and its Affiliates shall remain in compliance with the Upstream License and shall not terminate, amend, waive or otherwise modify (or consent to any of the foregoing) its rights under the Upstream License in any manner that would materially adversely affect the rights or License granted to BeiGene hereunder or increase or generate any new payment obligation under the Upstream License that would apply to BeiGene, without BeiGene’s express written consent. If AssemblyBio or any of its Affiliates receives any notice or other communication that IURTC intends to terminate the Upstream License or the Upstream License otherwise terminates, then AssemblyBio shall provide a written notice to BeiGene as soon as possible, and in any event no later than [* * *] after receipt of such notice or communication or other termination, as applicable.

12.6NO OTHER WARRANTIES. EXCEPT AS EXPRESSLY STATED IN THIS Article 12, (A) NO REPRESENTATION, CONDITION OR WARRANTY WHATSOEVER IS MADE OR GIVEN BY OR ON BEHALF OF ASSEMBLYBIO OR BEIGENE; AND (B) ALL OTHER CONDITIONS AND WARRANTIES WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE ARE EXPRESSLY EXCLUDED, INCLUDING ANY CONDITIONS AND WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

12.7Compliance with Anti-Corruption Laws.

(a)Notwithstanding anything to the contrary in this Agreement, each Party agrees, on behalf of itself, its Affiliates, and its and their officers, directors, employees, authorized agents, representatives and consultants, sublicensees and subcontractors (collectively, the “Representatives”) that:

(i)it and its Representatives shall not, in the performance of this Agreement, perform any actions that are prohibited by local and other anti-corruption laws (including the provisions of the United States Foreign Corrupt Practices Act and equivalent Applicable Laws in the Territory, collectively “Anti-Corruption Laws”) that may be applicable to one or both Parties;

(ii)it and its Representatives shall adhere to its own internal anti-corruption policies and shall not, in the performance of this Agreement, directly or indirectly, make any payment, or offer or transfer anything of value, or agree or promise to make any payment or offer or transfer anything of value, to a government official or government employee, to any political party or any candidate for political office or to any other Third Party with the purpose of influencing decisions related to either Party or its business in a manner that would violate Anti-Corruption Laws;

(iii)it and its Representatives shall not, directly or indirectly, solicit, receive or agree to accept any payment of money or anything of value in violation of the Anti-Corruption Laws;

(iv)it will (A) promptly provide written notice to the other Party of any violations of Anti-Corruption Laws by such Party, its Affiliates or its and their respective Representatives that are performing under of this Agreement of which it becomes aware; and (B) upon the request of the other Party (which such request may be made no more frequently than once per Calendar Year), verify in writing that to the best of its knowledge, there have been no violations of Anti-Corruption Laws by such Party, its Affiliates or its and their respective Representatives that are performing under this Agreement, or shall provide details of any exception to the foregoing; and

(v)it shall maintain records (financial and otherwise) and supporting documentation related to the subject matter of this Agreement in order to document or verify compliance with the provisions of this Section 12.7, and upon request of the other Party, up to one time per Calendar Year and upon reasonable advance notice, shall provide the other Party or its representative with access to such records for purposes of verifying compliance with the provisions of this Section 12.7.

(b)Each Party represents and warrants that, to its knowledge, neither such Party nor any of its Representatives or other Third Parties acting on behalf of such Party or any of its Affiliates:

(i)has taken any action in violation of any applicable Anti-Corruption Laws; or

(ii)has offered, paid, given, promised to pay or give, or authorized the payment or gift of anything of value, directly or indirectly, to any Public Official, for the purposes of:

(1)influencing any act or decision of any Public Official in his or her official capacity;

(2)inducing such Public Official to do or omit to do any act in violation of his or her lawful duty;

(3)securing any improper advantage; or

(4)inducing such Public Official to use his or her influence with a government, governmental entity, or commercial enterprise owned or controlled by any government (including state-owned or controlled veterinary, laboratory or medical facilities) in obtaining or retaining any business whatsoever.

(c)Each Party further represents and warrants that, as of the Effective Date, none of its Representatives or agents acting on behalf of such Party or any of its Affiliates, is a Public Official.

(d)For purposes of this Section 12.7, “Public Official” means (i) any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency or other division; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled by a government, including any state-owned or controlled veterinary, laboratory or medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) candidates of political positions, officers or employees of political parties, or individuals working for such officers or employees; and (v) any person acting in an official capacity for any government or government entity, enterprise or organization identified above.

Article 13

INDEMNIFICATION

13.1Indemnification by BeiGene. BeiGene shall indemnify and hold harmless AssemblyBio, its Affiliates, and their respective directors, officers, employees, contractors, agents and assigns (individually and collectively, the “AssemblyBio Indemnitee(s)”) from and against all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) (individually and collectively, “Losses”) incurred in connection with any claims, demands, actions or other proceedings by any Third Party (individually and collectively, “Claims”) to the extent arising from (a) the Development, Manufacture or Commercialization of the Licensed Products by or on behalf of BeiGene or any of its Affiliates or sublicensees, including product liability Claims, in the Territory, (b) BeiGene’s actions (or omissions) in the performance of its obligations with respect to Regulatory Approvals, Regulatory Submissions and interactions with Regulatory Authorities, in each case as the authorized regulatory agent of record for AssemblyBio in the Territory, (c) BeiGene’s actions (or omissions) in the performance of its obligations with respect to Regulatory Approvals, Regulatory Submissions and interactions with Regulatory Authorities, in each case, with respect to the Licensed Products in the Territory, (d) the gross negligence or willful misconduct of BeiGene or its Affiliates or sublicensees, (e) BeiGene’s breach of any of its representations or warranties made in or pursuant to this Agreement or any covenants or obligations set forth in this Agreement, or (f) the failure of BeiGene or its Affiliates or sublicensees to abide by any Applicable Laws, in each case of clauses (a) through (f) above, except to the extent such Losses or Claims arise out of an AssemblyBio Indemnitee’s gross negligence or willful misconduct, breach of this Agreement, or material failure to abide by any Applicable Laws.

13.2Indemnification by AssemblyBio. AssemblyBio shall indemnify and hold harmless BeiGene, its Affiliates, and their directors, officers, employees, contractors, agents and assigns (individually and collectively, the “BeiGene Indemnitee(s)”) from and against all Losses incurred in connection with Claims against such BeiGene Indemnitee to the extent arising from (a) the Development, Manufacture or Commercialization of the Licensed Products by or on behalf of AssemblyBio or any of its Affiliates or sublicensees (not including BeiGene or its Affiliates or sublicensees), including product liability Claims, outside the Territory, (b) the Development or Manufacture of the Licensed Products by or on behalf of AssemblyBio or any of its Affiliates or sublicensees (not including BeiGene or its Affiliates or sublicensees) in the Territory as contemplated by this Agreement, (c) AssemblyBio’s actions (or omissions) in the performance of its obligations with respect to Regulatory Approvals, Regulatory Submissions and interactions with Regulatory Authorities, in any case, with respect to the Licensed Products, (d) the gross negligence or willful misconduct of AssemblyBio or its Affiliates hereunder, (e) AssemblyBio’s breach of any of its representations or warranties made in or pursuant to this Agreement or any covenants or obligations set forth in this Agreement, or (f) failure of AssemblyBio or its Affiliates to abide by any Applicable Laws in its performance hereunder, in each case of clauses (a) through (f) above, except to the extent such Losses or Claims arise out of any of a BeiGene Indemnitee’s gross negligence or willful misconduct, breach of this Agreement or material failure to abide by any Applicable Laws.

13.3Indemnification Procedure. If either Party is seeking indemnification under Sections 13.1 or 13.2 (the “Indemnified Party”), it shall inform the other Party (the “Indemnifying Party”) of the Claim giving rise to the obligation to indemnify pursuant to such Section within [* * *] after receiving written notice of the Claim (it being understood and agreed, however, that the failure or delay by an Indemnified Party to give such notice of a Claim shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure or delay to give notice). The Indemnifying Party shall have the right to assume the defense of any such Claim for which it is obligated to indemnify the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party and the Indemnifying Party’s insurer as the Indemnifying Party may reasonably request, and at the Indemnifying Party’s cost and expense. The Indemnified Party shall have the right to participate, at its own expense and with counsel of its choice, in the defense of any Claim that has been assumed by the Indemnifying Party. Neither Party shall have the obligation to indemnify the other Party in connection with any settlement made without the Indemnifying Party’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party will not admit liability of the Indemnified Party or otherwise enter into a settlement adverse to the interest of the Indemnified Party without the Indemnified Party’s prior written consent, which consent will not be unreasonably withheld, conditioned, or delayed. If the Parties cannot agree as to the application of Section 13.1 or 13.2 as to any Claim, pending resolution of the dispute pursuant to Section 16.6, the Parties may conduct separate defenses of such Claims, with each Party retaining the right to Claim indemnification from the other Party in accordance with Section 13.1 or 13.2 upon resolution of the underlying Claim.

13.4Mitigation of Loss. Each Indemnified Party shall take and shall procure that its Affiliates take all such reasonable steps and action as are reasonably necessary in order to mitigate any Losses (or potential losses or damages) under this Article 13. Nothing in this Agreement shall or shall be deemed to relieve any Party of any common law or other duty to mitigate any losses incurred by it.

13.5Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 13.5 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTIONS 13.1 OR 13.2, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF ITS OBLIGATIONS HEREUNDER RELATING TO CONFIDENTIALITY OR A PARTY’S BREACH OF ITS OBLIGATIONS UNDER SECTIONS 2.6 and 2.7.

13.6Insurance. Each Party shall procure and maintain insurance, including product liability insurance, with respect to its activities hereunder and which is consistent with normal business practices of prudent companies similarly situated at all times during which any Licensed Product is being clinically tested in human subjects or commercially distributed or sold in the Territory and/or outside of the Territory and the requirements set forth in Section 12 of Exhibit 2.8. All such insurance coverage may be maintained through a self-insurance plan that substantially complies with the foregoing limits and requirements and may be satisfied through one or more policies, including an umbrella policy; provided, however, that the other Party will provide to the requesting Party a letter(s) affirming appropriate self-insurance and/or a certificate of insurance evidencing such coverage in accordance with this Agreement. Each Party will maintain such insurance or self-insurance coverage without interruption during the Term and for a period of [* * *]

thereafter, and, if applicable, will provide certificates and/or letters evidencing such insurance coverage without interruption as reasonably requested during the period of time for which such coverage must be maintained. Each Party will be provided at least [* * *] prior written notice of any cancellation or material decrease in the other Party’s insurance coverage limits described above. Notwithstanding the foregoing, either Party’s failure to maintain adequate insurance will not relieve that Party of its obligations set forth in this Agreement.

Article 14

INTELLECTUAL PROPERTY

14.1Inventions.

(a)Ownership. As between the Parties, (i) AssemblyBio shall solely own all AssemblyBio IP and Product-Specific IP, (ii) BeiGene shall solely own all BeiGene IP, and (iii) the ownership of any other Invention shall be determined by inventorship in accordance with the United States patent law. Accordingly, except as otherwise provided in this Section 14.1(a), (A) Inventions that are made solely by or on behalf of AssemblyBio and its Affiliates (and all intellectual property rights therein, including the Patent Rights claiming them) shall be owned solely by AssemblyBio (“AssemblyBio Collaboration IP”); (B) Inventions that are made solely by BeiGene (and all intellectual property rights therein, including the Patent Rights claiming them, except any Product-Specific IP) shall be owned solely by BeiGene (“BeiGene Collaboration IP”); and (C) Inventions that are made jointly by the Parties (and all intellectual property rights therein, including the Patent Rights claiming them) shall be owned jointly by the Parties (“Joint Collaboration IP”).  Product-Specific IP shall be included in the AssemblyBio IP and licensed to BeiGene in the Field in the Territory under Section 2.1.

(b)Disclosure. Each Party shall promptly disclose to the other Party all Inventions, including all invention disclosures or other similar documents submitted to such Party by its or its Affiliates’ employees, agents, or independent contractors relating thereto, and shall also promptly respond to reasonable requests from the other Party for additional information relating thereto.

(c)Assignment; Jointly-Owned Inventions.

(i)BeiGene shall assign and hereby does assign to AssemblyBio all right, title and interest in and to all Product-Specific IP. BeiGene shall take (and cause its Affiliates, sublicensees and their employees, agents, and contractors to take) such further actions reasonably requested by AssemblyBio to evidence such assignment and to assist AssemblyBio in obtaining patent and other intellectual property rights protection for the Product-Specific IP. BeiGene shall obligate its Affiliates, sublicensees and contractors to assign all Product-Specific IP to BeiGene (or directly to AssemblyBio), so that BeiGene can comply with its obligations under this Section 14.1, and BeiGene shall promptly obtain such assignment.

(ii)Subject to the rights granted under and the restrictions set forth in this Agreement, it is understood that neither Party shall have any obligation to account to the other Party for profits, or to obtain any approval of the other Party to license, assign or otherwise exploit any Joint Collaboration IP (or any Patent Rights claiming the same, “Joint Patent Rights”), by reason of joint ownership thereof, and each Party hereby waives any right it may have under the Applicable Law of any jurisdiction to require any such approval or accounting.

14.2Patent Prosecution.

(a)AssemblyBio Patent Rights.

(i)Subject to Section 14.2(c), as between the Parties, AssemblyBio shall have the right to control the Patent Prosecution of all AssemblyBio Patent Rights [* * *].

(ii)AssemblyBio shall (A) provide BeiGene with a reasonable opportunity to consult with AssemblyBio regarding such AssemblyBio Patent Rights in the Territory, and any amendment, submission or response with respect to such AssemblyBio Patent Rights and keep BeiGene reasonably informed of the Patent Prosecution of the AssemblyBio Patent Rights and (B) provide BeiGene with all material correspondence received from any patent authority in connection therewith in sufficient time to allow for review and comment by BeiGene. Further, AssemblyBio shall notify BeiGene of any decision to cease Patent Prosecution or maintenance of any AssemblyBio Patent Rights in the Territory. AssemblyBio will consider BeiGene’s comments on Patent Prosecution in good faith but will have final decision-making authority under this Section 14.2(a)(ii).

(b)BeiGene Patent Rights. As between the Parties, BeiGene shall have the sole right to control the Patent Prosecution of all BeiGene Patent Rights throughout the world, [* * *].

(c)Joint Patent Rights. In the event that any jointly-owned Invention is created hereunder, at either Party’s request, the Parties shall discuss a mutually acceptable filing and prosecution strategy for any Joint Patent Rights; provided that absent such agreement, AssemblyBio shall control the Patent Prosecution of any Joint Patent Rights, as set forth in this Section 14.2(c). Unless the Parties agree in writing on an alternative arrangement, AssemblyBio shall [* * *] of Patent Prosecution of Joint Patent Rights. AssemblyBio shall (i) provide BeiGene with an opportunity to consult with AssemblyBio regarding such Joint Patent Rights, and any amendment, submission or response with respect to such Joint Patent Rights and keep BeiGene reasonably informed of the Patent Prosecution of the Joint Patent Rights, and (ii) provide BeiGene with all material correspondence received from any patent authority in connection therewith in sufficient time to allow for review and comment by BeiGene.  Further, AssemblyBio shall notify BeiGene of any decision to cease Patent Prosecution of any Joint Patent Rights. AssemblyBio will consider BeiGene’s comments on Patent Prosecution in good faith but will have final decision-making authority under this Section 14.2(c).

(d)Cooperation. Each Party shall provide the other Party all reasonable assistance and cooperation in the Patent Prosecution efforts under this Section 14.2, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution.

(e)Abandonment. If AssemblyBio decides to cease the Patent Prosecution, or to allow to lapse, any AssemblyBio Patent Rights in the Territory or any Joint Patent Rights, AssemblyBio shall inform BeiGene of such decision promptly and, in any event, so as to provide

BeiGene a reasonable amount of time to meet any applicable deadline to establish or preserve such Patent Rights in such country or region.  BeiGene shall have the right, but not the obligation, to assume responsibility for continuing the Patent Prosecution of such Patent Rights in AssemblyBio’s name (or both Parties’ names, with respect to Joint Patent Rights), [* * *], through patent counsel or agents of its choice and, to the extent that BeiGene assumes such responsibility, AssemblyBio shall promptly deliver to BeiGene copies of all necessary files related to any Patent Rights with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for BeiGene to assume such Patent Prosecution activities, [* * *].

14.3Patent Enforcement.

(a)Notice. Each Party shall notify the other within [* * *] of becoming aware of any alleged or threatened infringement by a Third Party of (i) any of the Scheduled Patent Rights or Joint Patent Rights in the Territory or (ii) any of the BeiGene Patent Rights in the Territory, which infringement of such BeiGene Patent Rights adversely affects or is reasonably expected to adversely affect any Licensed Product in the Field in the Territory, and, in each case, any related declaratory judgment or equivalent action alleging the invalidity, unenforceability or non-infringement of any such Patent Rights (collectively “Product Infringement”). Each Party shall also notify the other within [* * *] of becoming aware of any alleged or threatened infringement by a Third Party of any Patent Rights that claims BeiGene Collaboration IP (“BeiGene Collaboration Patent Rights”), which infringement adversely affects or is reasonably expected to adversely affect any Licensed Product outside of the Territory, including any related declaratory judgment or equivalent action alleging the invalidity, unenforceability or non-infringement of any such Patent Rights (an “Ex-Territory Infringement”). For clarity, Product Infringement and Ex-Territory Infringement, in each case, exclude any adversarial Patent Prosecution proceedings.

(b)Enforcement Rights.

(i)BeiGene shall have the first right to bring and control any legal action to enforce Scheduled Patent Rights and any substitutions, continuations, continuations-in-part, continued prosecution applications including requests for continued examination, divisional applications and renewals, and all letters patent or certificates of invention granted thereon, and all reissues, reexaminations, extensions (including pediatric exclusivity patent extensions), term restorations, renewals, substitutions, confirmations, registrations, revalidations, revisions and additions of or to any of the foregoing, in each case, in the Territory, or Joint Patent Rights (cumulatively, the “Enforceable Patent Rights”) against any Product Infringement in the Territory at its sole expense as it reasonably determines appropriate, and BeiGene shall consider in good faith the interests of AssemblyBio in such enforcement of the Enforceable Patent Rights; provided that: (A) BeiGene shall keep AssemblyBio reasonably informed about such enforcement; (B) BeiGene shall not take any position with respect to, or compromise or settle, any such Product Infringement in any way that materially and adversely affects the scope, validity or enforceability of any Enforceable Patent Rights, without the prior consent of AssemblyBio, which consent shall not be unreasonably withheld, delayed or conditioned; and (C) if BeiGene does not intend to prosecute or defend a Product Infringement, or ceases to diligently pursue an enforcement with respect to such a Product Infringement, it shall promptly inform AssemblyBio in such a manner that such enforcement will not be prejudiced and Section 14.3(b)(ii) shall apply.

(ii)If BeiGene or its designee fails to abate such Product Infringement in the Territory or to file an action to abate such Product Infringement in the Territory within [* * *] after becoming aware of such Product Infringement, or if BeiGene discontinues the prosecution of any such action after filing without abating such Product Infringement, then AssemblyBio shall have the right to enforce the Enforceable Patent Rights, as applicable, against such Product Infringement in the Territory at its sole expense as it reasonably determines appropriate and shall keep BeiGene reasonably informed with respect to any such enforcement action; provided that (A) if BeiGene provides a reasonable rationale for not pursuing or continuing to pursue such Product Infringement (including a substantive concern regarding counter-claims by the infringing Third Party), AssemblyBio shall not pursue any action against such Product Infringement, and BeiGene and AssemblyBio shall discuss in good faith whether to consider the appropriate steps to be taken to address BeiGene’s concerns as well as the effect of such Product Infringement on BeiGene and (B) AssemblyBio shall not enter into any settlement admitting the invalidity of, or otherwise impairing, any Enforceable Patent Rights in the Territory without the prior written consent of BeiGene, which consent shall not be unreasonably withheld, delayed or conditioned.

(iii)BeiGene shall have the sole right to bring and control any legal action to enforce BeiGene Patent Rights against any Product Infringement in the Territory at its sole expense as it reasonably determines appropriate, and shall keep AssemblyBio reasonably informed with respect to any such legal action. BeiGene shall not have the right to enforce any AssemblyBio Patent Rights outside of the Territory.

(iv)BeiGene shall have the first right to bring and control any legal action to enforce any BeiGene Collaboration Patent Rights against any Ex-Territory Infringement outside of the Territory at its sole expense as it reasonably determines appropriate, and BeiGene shall consider in good faith the interests of AssemblyBio in such enforcement of the BeiGene Collaboration Patent Rights. If BeiGene or its designee fails to abate such Ex-Territory Infringement outside of the Territory or to file an action to abate such Ex-Territory Infringement outside of the Territory within [* * *] after a written request from AssemblyBio to do so, or if BeiGene discontinues the prosecution of any such action after filing without abating such infringement, then AssemblyBio shall have the right to enforce such BeiGene Collaboration Patent Rights against such Ex-Territory Infringement outside the Territory at its own expense as it reasonably determines appropriate; provided that (A) if BeiGene provides a reasonable rationale for not pursuing or continuing to pursue such Ex-Territory Infringement (including a substantive concern regarding counter-claims by the infringing Third Party), AssemblyBio shall not pursue any action against such Product Infringement, and BeiGene and AssemblyBio shall discuss in good faith whether to consider the appropriate steps to be taken to address BeiGene’s concerns and (B) AssemblyBio shall not enter into any settlement admitting the invalidity of, or otherwise impairing, any BeiGene Collaboration Patent Rights without the prior written consent of BeiGene which consent shall not be unreasonably withheld, delayed or conditioned.

(c)Cooperation. At the request of the Party bringing an action related to Product Infringement or Ex-Territory Infringement, the other Party shall provide reasonable assistance in connection therewith, including by executing reasonably appropriate documents, cooperating in discovery and joining as a party to the action if required by Applicable Laws to pursue such action, at each such Party’s sole cost and expense.

(d)Recoveries. Any recoveries resulting from an enforcement action relating to a claim of Product Infringement in the Territory or an Ex-Territory Infringement will first be applied to costs and expenses incurred by each Party in connection with such action (including, for this purpose, a reasonable allocation of expenses of internal counsel) (provided that if the amount of such recovery is not sufficient to cover all such costs and expenses of each Party, then the amount of the recovery will be proportionately shared by the Parties based on the amount of such costs and expenses incurred by each Party); and with respect to any remaining proceeds, (i) the Parties shall negotiate in good faith an appropriate allocation of such remaining proceeds to reflect the economic interests of the Parties under this Agreement with respect to such Product Infringement and (ii) unless otherwise agreed in subsection (i), [* * *] of such remaining proceeds will be allocated to the enforcing Party and [* * *] of such remaining proceeds will be allocated to the non-enforcing Party.

14.4Infringement of Third Party Rights.

(a)Notice. If any Licensed Product used or sold by BeiGene, its Affiliates or sublicensees becomes the subject of a Third Party’s claim or assertion of infringement of any Patent Rights or other intellectual property rights in the Territory that are owned or controlled by such Third Party, BeiGene shall promptly notify AssemblyBio within [* * *] after receipt of such claim or assertion and such notice shall include a copy of any summons or complaint (or the equivalent thereof), including, if applicable, a certified translation into English, received regarding the foregoing. Thereafter, the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action and may, if appropriate, agree on and enter into a “common interest agreement” wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute. The Parties shall assert and not waive the joint defense privilege with respect to any communications between the Parties in connection with the defense of such claim or assertion.

(b)Defense. In the event that a claim is brought against either Party alleging the infringement, violation or misappropriation of any Third Party intellectual property right based on the Manufacture, use, sale or importation of the Licensed Products in the Field in the Territory, the Parties shall promptly meet to discuss the defense of such claim, and the Parties shall, as appropriate, enter into a joint defense agreement with respect to the common interest privilege protecting communications regarding such claim in a form reasonably acceptable to the Parties; provided, that, unless otherwise agreed by the Parties, BeiGene will have the first right, but not the obligation, to defend and dispose (including through settlement or license) such claim; provided that (i) BeiGene will discuss in good faith and coordinate with AssemblyBio in connection therewith and BeiGene will consider in good faith and reasonably address AssemblyBio’s input and comments with respect thereto and (ii) BeiGene will not, without the consent of AssemblyBio, enter into any such settlement, consent judgment or other disposition of any action or proceeding that would (A) impose any liability or obligation on AssemblyBio, (B) include the grant of any license, covenant or other rights to any Third Party that would conflict with or reduce the scope of the rights of AssemblyBio with respect to the Licensed Products outside of the Territory or with respect to the AssemblyBio IP, or (C) otherwise adversely affect the rights of AssemblyBio with respect to the Licensed Products outside of the Territory or with respect to the AssemblyBio IP. BeiGene will keep AssemblyBio informed on the status of such defense action, and AssemblyBio will have the right, but not the obligation, to participate and be separately represented in such defense action at its sole option and at its own expense. In the event BeiGene fails to use Commercially Reasonable Efforts to resolve such Third Party claims, AssemblyBio shall have the right to assume the defense of such claims.

14.5Third Party In-License. In the event either Party reasonably determines that any Patent Rights owned or controlled by a Third Party are necessary for the Development or Commercialization of the Licensed Product in the Field in the Territory, such Party will so notify the other Party, and shall provide the other Party with the opportunity to review and comment on (a) such Patent Rights as identified as necessary, and (b) the proposed terms and conditions of a license agreement with such Third Party for such Patent Rights (a “Third Party License”), and such Party shall consider in good faith any comments received from the other Party. If such Party enters into such Third Party License with the applicable Third Party, such Party will provide the other Party with a true and complete copy of such Third Party License within [* * *] following the execution thereof.  In the event AssemblyBio enters into such Third Party License, BeiGene shall [* * *]. In the event BeiGene enters into such Third Party License, BeiGene shall [* * *].

14.6In-Licensed Patent Rights. Each Party’s rights under this Article 14 with respect to the prosecution and enforcement of any In-Licensed Patent Rights shall be subject to the rights of IUTRC under the Upstream License to prosecute and enforce such Patent Rights that are set forth on Exhibit 14.6.

14.7Patent Term Extensions. BeiGene will reasonably cooperate with AssemblyBio, including providing reasonable assistance to AssemblyBio in its efforts to seek and obtain patent term restoration or supplemental protection certificates or the like or their equivalents in any region in the Territory, where applicable to AssemblyBio Patent Rights, including as may be available to the Parties under the provisions of the U.S. Drug Price Competition and Patent Term Restoration Act of 1984 or comparable laws outside the United States of America, in each case, in connection with any Licensed Product. Notwithstanding anything to the contrary contained herein, if elections with respect to obtaining such patent term restoration or supplemental protection certificates or the like or their equivalents in the Territory are to be made in connection therewith, the Parties will mutually agree upon the election. The requirements of Section 9.7 of Exhibit 2.8 shall also apply to this Agreement.

14.8Product Trademarks. Subject to Section 8.4(c), BeiGene shall have the right to brand Licensed Products in the Territory using trademarks, logos, and trade names it determines appropriate for such Licensed Products, which may vary by region or within a region (the “Product Marks”); provided, however, that BeiGene shall not (a) use any trademarks or house marks of AssemblyBio (including AssemblyBio’s corporate name) or any trademark confusingly similar thereto, or (b) any trademarks or house marks that are inconsistent with the Global Brand Elements, in both cases (a) and (b), without AssemblyBio’s prior written consent. BeiGene shall own all rights in the Product Marks in the Territory (excluding any such marks that include, in whole or part, any corporate name or logos of AssemblyBio or its Affiliates or sublicensees) and shall register and maintain the Product Marks in the Territory that it determines reasonably necessary, at BeiGene’s cost and expense.

14.9Patent Marking. BeiGene shall mark all Licensed Products in accordance with Applicable Laws, including the applicable patent marking laws, and shall require all of its Affiliates and sublicensees to do the same. To the extent permitted by Applicable Laws, BeiGene shall indicate on the product packaging, advertisement and promotional materials that such Licensed Product is in-licensed from AssemblyBio.

Article 15

TERM AND TERMINATION

15.1Term.  This Agreement shall be effective as of the Effective Date, and shall continue, on a region-by-region and Licensed Product-by-Licensed Product basis, in effect until the expiration of the Royalty Term applicable to such Licensed Product in such region (the “Term”). On a region-by-region and Licensed Product-by-Licensed Product basis, upon the natural expiration of the Term as contemplated in this Section 15.1, the License in such region shall become fully paid-up, royalty-free, perpetual, irrevocable and non-exclusive; provided, that, any remaining Development Milestone Events or Commercialization Milestones Events that are achieved with respect to a Licensed Product after such expiration shall be and remain subject to BeiGene’s obligation to pay the corresponding Development Milestone Payments or Commercialization Milestone Payments (as applicable) in accordance with Sections 9.2 and 9.3, which shall survive such expiration.

15.2Termination

(a)Termination by BeiGene for Convenience. At any time, BeiGene may terminate this Agreement by providing written notice of termination to AssemblyBio, which termination is effective ninety (90) days after the date of the notice.

(b)Termination upon BeiGene Election. This Agreement will terminate on a Licensed Compound-by-Licensed Compound basis with respect to ABI-H2158 or ABI-H3733, and such Licensed Compound’s corresponding Licensed Products, upon written notice by BeiGene of termination to AssemblyBio after the process outlined under Section 5.2(d).

(c)Termination for Material Breach.

(i)If either BeiGene or AssemblyBio is in material breach of any obligation hereunder, the non-breaching Party may give notice to the breaching Party specifying the claimed particulars of such breach (a “Breach Notification”).  If the Party receiving a Breach Notification fails to cure, or fails to dispute, that material breach on or before [* * *] from the date of the Breach Notification, the Party delivering the Breach Notification may terminate this Agreement.

(ii)If the allegedly breaching Party disputes in good faith the existence, materiality, or cure of the applicable material breach and provides written notice of such dispute to the other Party within the [* * *] period set forth above, then the matter will be addressed under the dispute resolution provisions in Section 16.6 and the termination will not become effective unless and until it has been determined under Section 16.6 that the allegedly breaching Party is in material breach of any of its obligations under this Agreement and has failed to cure the same.  During the pendency of such a dispute, all of the terms of this Agreement will remain in effect and the Parties will continue to perform all of their respective obligations hereunder.

(d)Termination for Patent Challenge. Notwithstanding anything herein to the contrary, in the event that BeiGene or its Affiliates file or initiate an action challenging (directly or indirectly (e.g., through a Third Party)) in a court or by administrative proceeding seeking the invalidity or unenforceability or seeking to limit the scope of any Scheduled Patent Rights (or their respective counterpart Patent Rights in other jurisdictions), then AssemblyBio, at its discretion, may give notice to BeiGene that AssemblyBio will terminate the License granted to BeiGene under Section 2.1 unless such challenge is withdrawn, abandoned, or terminated (as appropriate) within [* * *] from the date of such notice. In the event that BeiGene or its Affiliate (as the case may be) does not withdraw, abandon or terminate (as appropriate) such challenge within such [* * *] period, AssemblyBio may terminate this Agreement, and BeiGene shall cease all Development and Commercialization of the Licensed Products. For clarity, this Section 15.2(d) does not apply to any counterclaim filed by BeiGene or its Affiliates or sublicensees as defendant in any Scheduled Patent Rights (or their respective counterpart Patent Rights in other jurisdictions) infringement cause of action filed or initiated by AssemblyBio or its Affiliates with respect to a Licensed Product or activities under this Agreement.

(e)Termination for Insolvency. Each Party shall have the right to terminate this Agreement upon delivery of written notice to the other Party in the event that (i) such other Party files in any court or agency pursuant to any statute or regulation of any jurisdiction a petition in bankruptcy or insolvency or for reorganization or similar arrangement for the benefit of creditors or for the appointment of a receiver or trustee of such other Party or its assets, (ii) such other Party is served with an involuntary petition against it in any insolvency proceeding and such involuntary petition has not been stayed or dismissed within [* * *] of its filing, or (iii) such other Party makes an assignment of substantially all of its assets for the benefit of its creditors.

(f)Full Force and Effect During Notice Period. This Agreement shall remain in full force and effect until the expiration of the applicable termination notice period. For clarity, if any milestone event is achieved or royalty payments become payable under Article 9 during the termination notice period, the corresponding milestone payment or royalty payment, as applicable, is accrued and BeiGene shall remain responsible for the payment of such milestone payment or royalty payment, as applicable, even if the due date of such milestone payment or royalty payment, as applicable, may come after the effective date of the termination.

15.3Effect of Termination. Except as provided in Section 15.4, if this Agreement is terminated (including due to the exercise of BeiGene Election pursuant to Section 5.2(d)(ii)) the following shall apply:

(a)License Grant to BeiGene. The License and all other rights granted by AssemblyBio to BeiGene under the AssemblyBio IP pursuant to this Agreement (including any sublicense with respect to the In-Licensed Patent Rights) shall terminate.

(b)  License Grants to AssemblyBio.  The licenses granted by BeiGene to AssemblyBio pursuant to Section 2.4 shall continue following the effective date of termination and will become a worldwide license.  Such license shall be [* * *], except that in the case BeiGene terminates this Agreement pursuant to Section 15.2(c), then such license in the Territory shall be [* * *], provided that [* * *].  Except as otherwise provided in this Section 15.3, all other rights and licenses granted by BeiGene to AssemblyBio pursuant to this Agreement shall terminate.

(c)Sublicenses.  If the License granted to BeiGene terminates as a result of a termination of this Agreement, the terms of this Section 15.3(c) will apply with respect to any sublicense agreement existing as of the effective date of such termination, but only if the applicable sublicensee did not contribute to any material breach of this Agreement that was the cause of the termination by AssemblyBio of this Agreement and is not otherwise in material breach of the applicable sublicense agreement at such time. At the request of a sublicensee in good standing, AssemblyBio will consider in good faith maintaining such sublicense, provided that (i) all of such sublicensee’s obligations under the applicable sublicense agreement to BeiGene will remain in effect as obligations to AssemblyBio and will be enforceable solely by AssemblyBio as a third party beneficiary; (ii) such sublicensee’s rights under the sublicense agreement that do not exceed and are consistent with AssemblyBio’s obligations to BeiGene under this Agreement, whether in scope, duration, nature or otherwise, will survive termination; provided, that, the foregoing will in no way be interpreted to increase the scope, duration, territory or other aspect of the rights sublicensed to such sublicensee; and (iii) all of BeiGene’s rights under such sublicense agreement will remain in effect, may be exercised solely by AssemblyBio and will inure to the exclusive benefit of AssemblyBio.

(d)Regulatory Submissions. Upon AssemblyBio’s written request to the extent delivered on or before the effective date of termination or within [* * *] thereafter, BeiGene shall provide AssemblyBio with copies of all Regulatory Submissions for Licensed Products. To the extent permissible under Applicable Law, BeiGene shall assign to AssemblyBio or shall provide AssemblyBio with a right of reference with respect to such Regulatory Submissions, as AssemblyBio determines at its reasonable discretion, at BeiGene’s cost and expense. The right of reference granted to AssemblyBio under Section 6.3 shall survive during any transition period after the termination of this Agreement before all relevant Regulatory Submissions, Regulatory Approvals and Pricing and Reimbursement Approvals are transferred to AssemblyBio or a separate right of reference is granted pursuant to this Section 15.3(d). In addition, upon AssemblyBio’s written request, BeiGene shall, at its cost and expense, provide to AssemblyBio copies of all material related documentation, including material Clinical Data that are held by or reasonably available to BeiGene, its Affiliates or sublicensees. The Parties shall discuss and establish appropriate arrangements with respect to safety data exchange, provided that AssemblyBio will assume all safety and safety database activities no later than [* * *] after termination.

(e)Trademarks. BeiGene shall transfer and assign, and shall ensure that its Affiliates transfer and assign, to AssemblyBio, at no cost to AssemblyBio, all Product Marks relating to any Licensed Product and any applications therefor (excluding any such marks that include, in whole or part, any corporate name or logos of BeiGene or its Affiliates or sublicensees). AssemblyBio and its Affiliates and licensees shall have the right to use other identifiers specific to any Licensed Product (e.g., BeiGene compound identifiers). BeiGene shall also transfer to AssemblyBio any in-process applications for generic names for any Licensed Product.

(f)Inventory. At AssemblyBio’s election and request, BeiGene shall transfer to AssemblyBio or its designee some or all inventory of Licensed Products (including all final product, bulk drug substance, intermediates, works-in-process, formulation materials, reference standards, drug product clinical reserve samples, packaged retention samples, and the like) then in the possession or control of BeiGene, its Affiliates or sublicensees; provided that, AssemblyBio will pay BeiGene a price equal to [* * *] for such transferred Licensed Products.

(g)Wind Down and Transition. BeiGene shall be responsible, at its own cost and expense, for the wind-down of BeiGene’s and its Affiliates’ and, subject to Section 15.3(c), its sublicensees’ Development, Manufacture and Commercialization activities for Licensed Products. BeiGene shall, and shall cause its Affiliates and, subject to Section 15.3(c), its sublicensees to, reasonably cooperate with AssemblyBio to facilitate orderly transition of the Development, Manufacture and Commercialization of Licensed Products to AssemblyBio or its designee, including (i) assigning or amending as appropriate, upon request of AssemblyBio, any agreements or arrangements with Third Party vendors (including distributors) to Develop, Manufacture, promote, distribute, sell or otherwise Commercialize Licensed Products or, to the extent any such Third Party agreement or arrangement is not assignable to AssemblyBio, reasonably cooperating with AssemblyBio to arrange to continue to provide such services for a reasonable time after termination; and (ii) to the extent that BeiGene or its Affiliate is performing any activities described above in (i), reasonably cooperating with AssemblyBio to transfer such activities to AssemblyBio or its designee and continuing to perform such activities on AssemblyBio’s behalf for a reasonable time after termination until such transfer is completed.

(h)Ongoing Clinical Trial. If, at the time of such termination, BeiGene or its Affiliates are conducting any Clinical Trials, then, at AssemblyBio’s election on a Clinical Trial-by-Clinical Trial basis to the extent delivered on or before the effective date of termination or within the [* * *] period immediately thereafter: (i) to the extent permissible under Applicable Law, BeiGene shall, and shall cause its Affiliates to, cooperate with AssemblyBio to transfer the conduct of such Clinical Trial to AssemblyBio or its designees and complete such transfer promptly and, in any case, within [* * *] after the termination effective date, and AssemblyBio shall assume any and all liability for the conduct of such transferred Clinical Trial after the effective date of such transfer (except to the extent arising prior to the transfer date or from any willful misconduct or negligent act or omission by BeiGene, its Affiliates or their respective employees, agents and contractors or their violation of Applicable Laws); and (ii) BeiGene shall, at its cost and expense, orderly wind-down the conduct of any such Clinical Trial that is not assumed by AssemblyBio under clause (i) above.

(i)Return of Confidential Information. At the Disclosing Party’s election, the Receiving Party will return (at Disclosing Party’s expense) or destroy all tangible materials comprising, bearing, or containing any Confidential Information of the Disclosing Party relating to any Licensed Product that are in the Receiving Party’s or its Affiliates’ possession or control and provide written certification of such destruction (except to the extent any information is the Confidential Information of both Parties or to the extent that the Receiving Party has the continuing right to use the Confidential Information under this Agreement); provided, that, the Receiving Party may retain one copy of such Confidential Information for its legal archives.  Notwithstanding anything to the contrary set forth in this Agreement, the Receiving Party will not be required to destroy electronic files containing such Confidential Information that are made in the ordinary course of its business information back-up procedures pursuant to its electronic record retention and destruction practices that apply to its own general electronic files and information, which will continue to be subject to the applicable confidentiality and non-use obligation under this Agreement.

(j)Costs of Termination Activities.  Notwithstanding anything to the contrary in this Section 15.3, if BeiGene terminates this Agreement pursuant to Section 15.2(c), AssemblyBio will be responsible for the reasonable out-of-pocket costs incurred by BeiGene directly in connection with the performance of the activities set forth in this Section 15.3. BeiGene will invoice AssemblyBio quarterly for the foregoing costs incurred by or on behalf of BeiGene, and AssemblyBio will pay the invoiced amounts within [* * *] after the date of any such invoice. If this Agreement is terminated for other reasons, BeiGene shall be responsible for the costs incurred in connection with the performance of such activities to the extent not otherwise set forth in this Section 15.3.

15.4Continuation of Agreement in Lieu of Termination by BeiGene for Breach. Notwithstanding anything to the contrary in this Article 15, if BeiGene has the right to terminate this Agreement pursuant to Section 15.2(c), then, at BeiGene’s option (which may be exercised by BeiGene by written notice to AssemblyBio within [* * *] of the date of delivery by BeiGene of the notice of termination), BeiGene may elect not to terminate this Agreement, in which case the rights and obligations of the Parties under this Agreement shall continue following the effective date of termination, including the License granted by AssemblyBio to BeiGene pursuant to Section 2.1 and the right of AssemblyBio to receive the milestone and royalty payments pursuant to Article 9; provided that AssemblyBio’s rights and BeiGene’s obligations under Sections 3.2, 3.3, 5.8, 8.2, 8.3 and 8.4(b) shall terminate (with respect to Sections 3.2, 3.3 and 5.8, only in relation to activities in the Territory, which sections shall remain effective for any global Development activities).

15.5Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Without limiting the foregoing, the provisions of Article 1 (as applicable), Article 10, Article 11, Article 13 and Article 16 (as applicable), and Sections 2.4 (subject to Section 15.3(b)), 2.5, 2.8 (only to the extent any terms and conditions of the Upstream License set forth in Exhibit 2.8 survive the termination or expiration thereof or of any sublicense agreements by their express terms or by reasonable implication), 5.6, 5.9 (with respect to AssemblyBio’s use rights), 5.10 (with respect to responsibility for subcontractors), 9.5, 9.8 through 9.10 (with respect to Sections 9.5, and 9.8 through 9.10, solely in connection with amounts accrued prior to termination or expiration of this Agreement but not paid as of the termination or expiration of this Agreement), 12.6, 13.5, 14.1, 14.2(c), 15.1, 15.3, 15.5, and 15.6 shall survive the expiration or termination of this Agreement for any reason.

15.6Termination Not Sole Remedy. Termination is not the sole remedy under this Agreement and, whether or not termination is effected and notwithstanding anything contained in this Agreement to the contrary, all other remedies shall remain available except as agreed to otherwise herein.

Article 16

MISCELLANEOUS

16.1Standstill. BeiGene agrees that for a period of two years from and after the Effective Date (the “Standstill Period”), unless specifically invited by AssemblyBio, neither BeiGene, any of Affiliates, nor its and their representatives acting on behalf of BeiGene or its Affiliates shall (and BeiGene shall cause its Affiliates and its and their representatives not to), directly or indirectly:

(a)  elect, propose or consummate, or announce an intention to effect or knowingly facilitate or encourage any other person to elect, propose or consummate: (i) the acquisition of record or beneficial ownership of any voting securities of AssemblyBio or any rights to acquire such voting securities; (ii) any merger, consolidation, or business combination with AssemblyBio; (iii) any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transactions with respect to AssemblyBio; or (iv) any “solicitation” of “proxies” (as such terms are used in Regulation 14A of the Exchange Act) or consents to vote (whether or not related to the election or removal of directors) with respect to any voting securities of AssemblyBio, or the initiation, proposal, encouragement or solicitation of stockholders of AssemblyBio for the approval of any stockholder proposals with respect to AssemblyBio, or the solicitation, advisement or influence of any person with respect to the voting of any voting securities of AssemblyBio;

(b)form, join or in any way participate in a “group” as defined in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act with respect to any voting securities of AssemblyBio or otherwise in connection with any of the foregoing;

(c)(i) call or seek to call any meeting of stockholders of AssemblyBio, including by written consent, or provide to any Third Party a proxy, consent or requisition to call any meeting of stockholders of AssemblyBio; (ii) seek representation on the Board of Directors of AssemblyBio; or (iii) seek the removal of any member of the Board of Directors or management of AssemblyBio; or

(d)publicly disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing;

provided, however, that (i) notwithstanding the foregoing, BeiGene shall not be restricted from [* * *] and (ii) BeiGene will cease to be bound by the provisions of clauses (a) through (d) above upon (A) the public announcement or entry by AssemblyBio into a definitive agreement with a Third Party for a transaction involving the acquisition of more than [* * *] of the outstanding equity securities of AssemblyBio or all or a substantial portion of the assets of AssemblyBio by way of merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise or (B) the public announcement by AssemblyBio that it has undertaken a process for the sale of more than [* * *] of the outstanding equity securities of AssemblyBio or all or a substantial portion of the assets of AssemblyBio by way of merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise.

16.2Assignment. Except as provided in this Section 16.2, this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the consent of the other Party; provided, however, that (and notwithstanding anything elsewhere in this Agreement to the contrary) either Party may, without the written consent of the other Party, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate of such Party (for so long as such entity remains an Affiliate of such Party) and (a) BeiGene may, without the written consent of AssemblyBio, assign this Agreement and its rights and obligations hereunder (or under a transaction under which this Agreement is assumed) in connection with the transfer or sale of all or substantially all of its assets or business, or in the event of its merger or consolidation or similar transaction; and (b) AssemblyBio may, without the written consent of BeiGene, assign this Agreement and its rights and obligations hereunder (or under a transaction under which this Agreement is assumed) in connection with the transfer or sale of all or substantially all of its assets or business, or in the event of its merger or consolidation or similar transaction.  Any attempted assignment not in accordance with this Section 16.2 shall be void.  Any permitted assignee shall expressly assume all assigned obligations of its assignor under this Agreement in writing. Section 14.2 of Exhibit 2.8 shall apply to any encumbrance, pledge or hypothecation of either Party’s rights granted in this Agreement.

16.3Extension to Affiliates. Except as expressly set forth otherwise in this Agreement, each Party shall have the right to extend the rights and obligations granted in this Agreement to one or more of its Affiliates by providing written notice to the other Party.  All applicable terms and provisions of this Agreement, except this right to extend, shall apply to any such Affiliate to which this Agreement has been extended to the same extent as such terms and provisions apply to the Party extending such rights and obligations.  The Party extending the rights and obligations granted hereunder shall remain primarily liable for any acts or omissions of its Affiliates.

16.4Severability. Should one or more of the provisions of this Agreement become void or unenforceable as a matter of Applicable Laws, then this Agreement shall be construed as if such provision were not contained herein and the remainder of this Agreement shall be in full force and effect, and the Parties will use their best efforts to substitute for the invalid or unenforceable provision a valid and enforceable provision which conforms as nearly as possible with the original intent of the Parties.

16.5Governing Law; English Language. This Agreement shall be governed by and construed in accordance with the laws of the State of New York and the patent laws of the United States without reference to any rules of conflict of laws.  This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement.

16.6Dispute Resolution.

(a)If any dispute, claim or controversy of any nature arising out of or relating to this Agreement, including any action or claim based on tort, contract or statute, or concerning the interpretation, effect, termination, validity, performance or breach of this Agreement (each, a “Dispute”), arises between the Parties and the Parties cannot resolve such Dispute through good faith discussions, within [* * *] of a written request by either Party to the other Party (“Notice of Dispute”), either Party may refer the Dispute to Executive Officers of each Party for resolution.  Each Party, within [* * *] after a Party has received such written request from the other Party to so refer such Dispute, shall notify the other Party in writing of the specific Executive Officer to whom such dispute is referred.  If, after an additional [* * *] after the Notice of Dispute, such Executive Officers have not succeeded in negotiating a resolution of the Dispute, and a Party wishes to pursue the matter, each such Dispute, controversy or claim that is not an “Excluded Claim” (defined below) shall be finally resolved by binding arbitration administered by JAMS (“JAMS”) (or any successor entity thereto) pursuant to its arbitration rules and procedures then in effect (the “Rules”), as modified in this Section 16.6.

(b)The arbitration shall be conducted by a tribunal of arbitrators experienced in the business of pharmaceuticals. The tribunal shall be compromised of three (3) arbitrators, one of whom shall be nominated by each Party and a third of whom, who shall serve as the presiding arbitrator, shall be nominated by mutual agreement of the two party-nominated arbitrators.  If the two party-nominated arbitrators do not nominate the third arbitrator within [* * *] of the second arbitrator’s appointment, then the third arbitrator shall be appointed by JAMS. If the issues in dispute involve scientific, technical or commercial matters, the arbitrators chosen hereunder shall engage experts that have educational training or industry experience sufficient to demonstrate a reasonable level of relevant scientific, medical and industry knowledge, as necessary to resolve the dispute. Within [* * *] after initiation of arbitration, the Parties shall select the arbitrators.  The place of arbitration shall be New York City, New York, and all proceedings and communications shall be in English.

(c)Prior to the arbitrators being selected, either Party, without waiving any remedy under this Agreement, may seek from any court having jurisdiction any temporary injunctive or provisional relief necessary to protect the rights or property of that Party until final resolution of the issue by the arbitrator or other resolution of the controversy between the Parties.  Once the arbitrators have been selected, either Party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved, and either Party may apply to a court of competent jurisdiction to enforce interim injunctive relief granted by the arbitrators.  Any final award by the arbitrators may be entered by either Party in any court having appropriate jurisdiction for a judicial recognition of the decision and applicable orders of enforcement.  The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damages.  Each Party shall bear its own costs and expenses and attorneys’ fees and an equal share of the arbitrators’ fees and any administrative fees of arbitration, unless the arbitrators agree otherwise.

(d)Except extent necessary to confirm an award or as may be required by law, neither a Party nor the arbitrators may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties.  In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy or claim would be barred by the applicable New York statute of limitations.

(e)As used in this Section 16.6, the term “Excluded Claim” means any dispute, controversy or claim that concerns (i) the validity, enforceability or infringement of any patent, trademark or copyright, or (ii) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory.  Any Excluded Claim may be submitted by either Party to any court of competent jurisdiction over such Excluded Claim.

16.7Resolution of Certain Disputes.

(a)Application to Certain Disputes.  The provisions of this Section 16.7 shall apply with respect to any dispute that has not been resolved within the [* * *] period following referral to Executive Officers described in Section 16.6(a), where such dispute concerns (i) [* * *], (ii) [* * *], and (iii) other matters that the Parties mutually agree should be subject to the dispute resolution mechanism set forth under this Section 16.7 (an “Expert Dispute”).

(b)Resolution by Expert.  If the Parties do not reach a mutually acceptable resolution as to an Expert Dispute within the [* * *] period following referral to Executive Officers described in Section 16.6(a), then upon written notice by either Party (an “Expert Resolution

Notice”), the Expert Dispute shall be resolved by a final, binding determination by an independent expert in the manner described in this Section 16.7.

(c)Selection of Expert and Submission of Positions.  The Parties shall select and agree upon a mutually acceptable independent Third Party expert who is neutral, disinterested and impartial, and has at least [* * *] of commercial pharmaceutical industry experience (the “Expert”).  If the Parties are unable to mutually agree upon an Expert within [* * *] following the delivery of the Expert Resolution Notice, then upon request by either Party, then the Expert shall be an arbitrator appointed by JAMS, which arbitrator need not have the above-described experience.  Once the Expert has been selected, each Party shall within [* * *] following selection of the Expert provide the Expert and the other Party with a written report setting forth its position with respect to the substance of the Expert Dispute and may submit a revised or updated report and position to the Expert within [* * *] of receiving the other Party’s report.  If so requested by the Expert, each Party shall make oral submissions to the Expert based on such Party’s written report delivered pursuant to this Section 16.7(c), and each Party shall have the right to be present during any such oral submissions.

(d)JAMS Supervision.  In the event the Expert is a JAMS arbitrator selected by JAMS as provided in Section 16.7(c) above, the matter shall be conducted as a binding arbitration in accordance with JAMS procedures, as modified by this Section 16.7 (including that the arbitrator shall adopt as his or her decision the position of one Party or the other, as described in Section 16.7(c)).  The arbitrator shall retain a neutral, disinterested and impartial Third Party expert with experience relevant to the specific subject matter of the particular Expert Dispute to assist in rendering such decision, and the expenses of such expert shall be shared by the Parties as costs of the arbitration.

(e)Determination by the Expert.  The Expert shall, no later than [* * *] after the last submission of the written reports and, if any, oral submissions, select one of the Party’s positions as his or her final decision, and shall not have the authority to modify either Party’s position or render any substantive decision other than to so select the position of either BeiGene or AssemblyBio as set forth in their respective written report (as initially submitted, or as revised in accordance with Section 16.7(c), as applicable).  The Parties agree that the decision of the Expert shall be the sole, exclusive and binding remedy between them regarding any Expert Dispute presented to the Expert, and the Expert’s decision shall become the decision of the JSC on the matter.

(f)Location; Costs.  Unless otherwise mutually agreed upon by the Parties, the location and costs of any dispute resolution under this Section 16.7 shall be as set forth in Section 16.6.

(g)Timetable for Completion.  The Parties shall use, and shall direct the Expert to use, best efforts to resolve any Expert Dispute within [* * *] after the selection of the Expert, or if resolution within [* * *] is not reasonably achievable, as determined by the Expert, then as soon thereafter as is reasonably practicable.

16.8Force Majeure. Neither Party shall be responsible to the other for any failure or delay in performing any of its obligations under this Agreement or for other nonperformance hereunder (excluding, in each case, the obligation to make payments when due) if such delay or nonperformance is caused by strike, fire, flood, earthquake, accident, war, act of terrorism, act of God or of the government of any country or of any local government, or by any other cause unavoidable or beyond the control of any Party hereto.  In such event, the Party affected will use reasonable efforts to resume performance of its obligations and will keep the other Party informed of actions related thereto.  If any such failure or delay in a Party’s performance hereunder continues for more than [* * *], the other Party may terminate this Agreement upon written notice to he delayed Party.

16.9Waivers and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party.  No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver.  No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

16.10Relationship of the Parties.  Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between AssemblyBio and BeiGene, or to constitute one as the agent of the other.  Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.

16.11Notices.  All notices, consents or waivers under this Agreement shall be in writing and will be deemed to have been duly given when (a) scanned and converted into a portable document format file (i.e., pdf file), and sent as an attachment to an e-mail message, where, when such message is received, a read receipt e-mail is received by the sender (and such read receipt e-mail is preserved by the Party sending the notice), provided that a copy is promptly sent by an internationally recognized overnight delivery service (receipt requested) (although the sending of the e-mail message shall be when the notice is deemed to have been given), or (b) the earlier of when received by the addressee or [* * *] after it was sent, if sent by registered letter or overnight courier by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and e-mail addresses set forth below (or to such other addresses and e-mail addresses as a Party may designate by notice):

If to AssemblyBio:

Assembly Biosciences, Inc.

331 Oyster Point Blvd., 4th Floor

South San Francisco, CA 94080

Attention:  Chief Legal and Business Officer

E-mail address:  [* * *]

with copies to:

Ropes & Gray LLP

36F Park Place

1601 Nanjing Road West

Shanghai, China 200040

Attention: [* * *]

Email address: [* * *]

If to BeiGene:

BeiGene, Ltd.

c/o Mourant Governance Services (Cayman) Limited

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman, KY1-1108,

Cayman Islands

Attention: Chief Financial and Strategy Officer

E-mail address:  [* * *]

With copies to:

BeiGene, Ltd.

55 Cambridge Parkway, Suite 700W

Cambridge, MA 02142

Attn:  Senior Vice President, General Counsel

E-mail address:  [* * *]

16.12Further Assurances.  BeiGene and AssemblyBio hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all documents and take any action as may be reasonably necessary to carry out the intent and purposes of this Agreement.

16.13Compliance with Law.  Each Party shall perform its obligations under this Agreement in accordance with all Applicable Laws.  No Party shall, or shall be required to, undertake any activity under or in connection with this Agreement which violates, or which it believes, in good faith, may violate, any Applicable Laws.

16.14No Third Party Beneficiary Rights.  This Agreement is not intended to and shall not be construed to give any Third Party any interest or rights (including any Third Party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this Agreement.

16.15Entire Agreement.  This Agreement sets forth the entire agreement and understanding of the Parties as to the subject matter hereof and supersedes all proposals, oral or written, and all other communications between the Parties with respect to such subject matter. The Parties acknowledge and agree that, as of the Effective Date, all Confidential Information disclosed pursuant to the Confidentiality Agreement by a Party or its Affiliates shall be included in the Confidential Information subject to this Agreement and the Confidentiality Agreement is hereby superseded in its entirety; provided, that the foregoing shall not relieve any Person of any right or obligation accruing under the Confidentiality Agreement prior to the Effective Date.  “Confidentiality Agreement” means the Non-Disclosure Agreement between AssemblyBio and BeiGene dated [* * *].

16.16Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.17Expenses.  Each Party shall pay its own costs, charges and expenses incurred in connection with the negotiation, preparation and completion of this Agreement.

16.18Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

16.19Construction.  The Parties hereto acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to all Parties hereto and not in a favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement.

16.20Cumulative Remedies.  No remedy referred to in this Agreement is intended to be exclusive unless explicitly stated to be so, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

16.21Export.  Each Party acknowledges that the laws and regulations of the United States restrict the export and re-export of commodities and technical data of United States origin.  Each Party agrees that it will not export or re-export restricted commodities or the technical data of the other Party in any form without appropriate United States and foreign government licenses.

16.22Notification and Approval.  In the event that this Agreement or the transaction(s) set forth herein are subject to notification or regulatory approval in one or more countries, then development and commercialization in such country(ies) will be subject to such notification or regulatory approval.  The Parties will reasonably cooperate with each other with respect to such notification and the process required thereunder, including in the preparation of any filing.  BeiGene will be responsible for any and all costs, expenses, and filing fees associated with any such filing.

[Remainder of page left blank intentionally.]

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives.

ASSEMBLY BIOSCIENCES, INC.

By:	/s/ Jason A. Okazaki
Name:	Jason A. Okazaki
Title:	Chief Legal and Business Officer

[Signature Page to Collaboration Agreement]

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives.

BEIGENE, LTD.

By:	/s/ Guillaume Vignon, Ph.D.
Name:	Guillaume Vignon, Ph.D.
Title:	Senior Vice President, Business Development

[Signature Page to Collaboration Agreement]

List of Exhibits

Exhibit 1.56	Structure of Listed Compounds
Exhibit 2.1	Upstream License Provisions Related to License Grant
Exhibit 2.8	Applicable Upstream License Provisions
Exhibit 5.2(c)	ABI-H0731 Initial Development Plan
Exhibit 5.4(e)	Cost Sharing Examples
Exhibit 5.5(c)	AssemblyBio Ancillary Trials and Budget
Exhibit 11.4	Joint Press Release
Exhibit 12.2(a)	Scheduled Patent Rights
Exhibit 12.2(m)	Assignment Related to Scheduled Patent Rights
Exhibit 14.6	Upstream License Provisions Related to IP Prosecution and Enforcement

EXHIBIT 2.1

UPSTREAM LICENSE PROVISIONS RELATED TO LICENSE GRANT

2

Definitions: For the purposes of this Exhibit 2.1 and the Agreement, the following words and phrases have the meanings assigned to them below. Please refer to Exhibit 2.8 for the definition of other capitalized terms.

“Agreement” referenced in this Exhibit 2.1 refers to the Upstream License.

2.3	Field: Diagnostics and therapeutics.
2.5

Licensed Product: Any product: (i) the making, using or selling of which, absent the license granted hereunder, would infringe one or more pending or issued Valid Claims (without giving effect to any safe harbor from infringement under 35 U.S.C. 271 (e)(1)); or (ii) that is made by, uses, or is used by a process that, absent the license granted hereunder, would infringe one or more pending or issued Valid Claims.

2.8	Patent Rights:
2.8.1	The patent applications (including provisionals) filed or to be filed as listed on Exhibit A;
2.8.2

All U.S. patent applications directly or indirectly claiming priority to the abovereferenced patents or applications, including divisionals, continuations, and claims in continuations-in-part applications that are entitled to the priority filing date of any of the above;

2.8.3	Foreign equivalent applications;
2.8.4	Patents issuing from the above applications;
2.8.5	Reissues, re-examinations and extensions of the above, supplementary protection certificates and any patents issuing therefrom; and
2.8.6	Any of the foregoing during reissue, re-examination, or post grant review proceedings.
2.10

Sublicensee: A non-Affiliate third party to whom Assembly has granted a Sublicense pursuant to and in accordance with Article 3 of this Agreement. “Sublicense” is an arms- length agreement in which Assembly:

2.10.1	Grants or sublicenses any of the rights granted hereunder;
2.10.2	Agrees not to assert the Patent Rights or agrees not to sue, prevent, or seek a legal remedy for the practice of same; or
2.10.3	Has agreed to do any of the foregoing, including but not limited to licenses, option agreements, right of first refusal agreements, standstill agreements,

Exhibit 2.1-1

settlement agreements, co-development agreements, co-promotion agreements, joint venture agreements, or other agreements.
2.12	Term: Commencing on the Effective Date and continuing until the expiration of the last to expire of the patents in the Patent Rights unless earlier terminated in accordance with this Agreement.
2.13	Territory: Anywhere in the world, except those countries to which export of technology or goods is prohibited by applicable United States export control laws or regulations.
2.14

Valid Claim: A claim of a pending Patent Rights patent application or of an issued and unexpired Patent Rights patent, in each case that has not lapsed or been held revoked, invalid or unenforceable by a court or other governmental agency of competent jurisdiction in a decision or order that is not subject to appeal, provided that if a pending patent application has not issued within five (5) years from receiving a first US office action or foreign equivalent, the claims of such patent application will no longer be considered Valid Claims hereunder.

3

Grant: Subject to the terms and conditions of this Agreement and in consideration of Assembly’s satisfaction of its obligations hereunder, IURTC hereby grants to Assembly and Assembly hereby accepts, the following license during the Term in the Territory:

3.1	An exclusive license to IURTC’s and the Institutions’ ownership rights in the Patent Rights, to make, have made, use, offer for sale, sell, and import Licensed Products in the Field.
3.2

The rights licensed to Assembly hereunder, except for the right to grant Sublicenses, may be extended to Affiliates provided that each such Affiliate first agrees in a written agreement to be bound by the terms and conditions of this Agreement as Assembly is bound, and such agreement: (a) names IURTC as a third party beneficiary; (b) terminates upon termination of this Agreement; and (c) is not transferable. Any Affiliate that desires to exercise any of the rights granted hereunder will enter into such written agreement with Assembly prior to exercising such rights. Assembly will deliver to IURTC a copy of said agreement and any amendment thereto within thirty (30) days of each execution. Assembly agrees to be fully responsible for the performance of such Affiliates and liable for their compliance herewith.

3.3

Assembly may grant Sublicenses to non-Affiliate third parties under this Agreement. Only Assembly, and not its Affiliates, is permitted to grant Sublicenses. Notwithstanding the foregoing, Sublicensees may grant sub-sublicenses (through multiple tiers) under the Agreement solely: (i) to their Affiliates, provided that any such sub-sublicenses shall automatically terminate if the sub-sublicensee party thereto ceases to be an Affiliate of the Sublicensee; (ii) subject to the terms of the Sublicense, to contract research organizations, distributors and other third party subcontractors for the sole purpose of performing

Exhibit 2.1-2

Sublicensee’s obligations under the Sublicense; and (iii) to any other third party subject to IURTC’s prior written consent, not to be unreasonably withheld, conditioned or delayed.
3.3.1	Any Sublicense granted by Assembly under this Agreement will be consistent with the terms and conditions of this Agreement and will:
3.3.1.1

Contain the terms and conditions set forth in definition 2.6 and the definitions it references, and in paragraphs 3.4, 3.6, 3.7, 6.3, 8.5, 8.6, 9.7, 16.6, and 16.8, and in Article 7 modified only to indicate that Sublicensee is under the same obligations as Assembly;

3.3.1.2	Contain the terms and conditions set forth in paragraph 6.2 and the definitions it references modified only to indicate that the Sublicensee is obligated to Assembly as Assembly is to IURTC; and
3.3.1.3

Contain the terms and conditions set forth in Articles 11, 12, and paragraph 7.5, modified only to indicate that the Sublicensee is obligated to IURTC and IU as Assembly is obligated to IURTC and IU hereunder.

3.3.2

If Assembly voluntarily enters bankruptcy or receivership, or if an involuntary bankruptcy action is filed against Assembly and not dismissed within ninety (90) days, then upon notice from IURTC, royalties based on Sublicensee’s Net Sales and Sublicensing Revenue then or thereafter due to Assembly will become directly due and owing to IURTC for the account of Assembly. IURTC will remit to Assembly any amounts received that exceed the sum actually owed by Assembly to IURTC.

3.3.3

Within thirty (30) days of the effective date of any Sublicense, Assembly will provide IURTC a complete copy of the Sublicense and all exhibits thereto, along with Assembly’s representation and warranty that no prior, contemporaneous, planned, or proposed contractual relationships between Assembly and Sublicensee contain consideration to Assembly reasonably attributable to the sublicensed rights. If the original Sublicense is written in a language other than English, the copy of the Sublicense and all exhibits thereto will be accompanied by a complete translation written in English. Assembly represents and warrants that such translation will be a true and accurate translation of the Sublicense and its exhibits.

3.3.4

Assembly agrees to be fully responsible for the performance of its Sublicensees hereunder and any sub-sublicensees under any sub-sublicenses granted by Sublicensee. Any act or omission by a Sublicensee or sub-sublicensee that would be a breach of this Agreement if imputed to Assembly will be deemed to be a breach by Assembly of this Agreement.

3.4

IURTC and the Institutions retain the right to practice under the Patent Rights for noncommercial educational and research purposes and permit other universities and nonprofit research institutes to do the same for non-commercial educational and research purposes.

Exhibit 2.1-3

Assembly may not in any way restrict the rights of IU, other universities or non-profit research institutions, or their faculty, staff, students, or employees from publishing the results of their research related to the Patent Rights.

3.5

This Agreement provides Assembly and Sublicensees no ownership rights of any kind in the Patent Rights, provided that the Parties acknowledge that Assembly has joint ownership rights in certain Patent Rights as set forth on Exhibit A. All ownership rights, other than such joint ownership rights owned by Assembly, remain the property of the Institutions and/or IURTC.

3.6

In accordance with 35 U.S.C. §§ 200-212, 37 C.F.R. Part 401, and in the relevant government research contracts with the Institutions, the United States government retains certain rights to inventions arising from federally supported research or development. Under these laws and implementing regulations, the government may impose requirements on such inventions. To the extent applicable, such rights and requirements include without limitation (i) the grant of a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the government any of the Patent Rights throughout the world, and (ii) the requirement that Licensed Products used or sold in the U.S. will be manufactured substantially in the U.S. The rights granted in this Agreement are expressly made subject to these laws and regulations as they may be amended from time to time. Assembly will be required to abide by all applicable laws and regulations. IURTC agrees to cooperate with Assembly in connection with attempting to secure any waiver of any obligations under 35 U.S.C. §204.

13.5

Upon termination of this Agreement, Assembly will promptly notify its Sublicensees of such termination. Any rights previously granted by Assembly under any Sublicense hereunder will be automatically revoked thirty (30) days following the effective date of termination of this Agreement. However, Sublicensees have the right to enter into a written license agreement with IURTC before their Sublicense is revoked, through which such Sublicensee will become bound to IURTC on substantially the same terms and conditions (including financial terms) as it was bound to Assembly under the Sublicense, but only to the extent that each financial term is no less favorable to IURTC than those  set forth in Article 5 and paragraphs 9.3 and 9.4, and provided that the Sublicense does not impose any obligations on IURTC in excess of those imposed under this Agreement. If any Sublicensee desires to enter into such a license agreement, it will be wholly the responsibility of that Sublicensee to notify IURTC of such desire within thirty (30) days after the effective date of termination of this Agreement. IURTC hereby agrees to enter into such written license agreement, with modifications as is reasonably necessary to accommodate the functional and structural differences between Assembly and IURTC. Failure of a Sublicensee to timely enter into such a license agreement will automatically result in the termination of the Sublicense and all rights granted thereunder.

Exhibit 2.1-4

EXHIBIT 2.8

APPLICABLE UPSTREAM LICENSE PROVISIONS

All terms and conditions in this Exhibit 2.8 which shall be considered an integral part of the terms and conditions of the Collaboration Agreement, and, pursuant to Section 3.3.1 of the Agreement:

•

The terms and conditions set forth in definition 2.6 and the definitions it references, and in paragraphs 3.4, 3.6, 3.7, 6.3, 8.5, 8.6, 9.7, 16.6, and 16.8, and in Article 7 shall be considered modified only to indicate that BeiGene is under the same obligations as AssemblyBio;

•

The terms and conditions set forth in paragraph 6.2 and the definitions it references shall be considered modified only to indicate that the BeiGene is obligated to AssemblyBio as AssemblyBio is to IURTC; and

•

The terms and conditions set forth in Articles 11, 12, and paragraph 7.5 shall be considered modified only to indicate that the BeiGene is obligated to IURTC and IU as AssemblyBio is obligated to IURTC and IU hereunder.

2	Definitions: For the purposes of this Exhibit 2.8 and the Agreement, the following words and phrases have the meanings assigned to them below.

“Agreement” referenced in this Exhibit 2.8 refers to the Upstream License.

“Collaboration Agreement” referenced in this Exhibit 2.8 refers to the Collaboration Agreement by and between Assembly Biosciences, Inc. and BeiGene, Ltd. dated July 17, 2020.

“Effective Date” for the Agreement is September 3, 2013.

“Institutions” means collectively, The Scripps Research Institute and Indiana University (“IU”).

2.1

Affiliate: Any person or entity that, directly or indirectly, owns or controls Assembly or that is owned or controlled by or under common ownership or control with Assembly. Own(s) or control(s) means:

2.1.1	Direct or indirect ownership of at least 50% of the outstanding voting securities of a corporation;
2.1.2	The right to receive at least 50% of the earnings of the person, corporation, or other entity in question; or
2.1.3	The right to control the business decisions of the person, corporation, or other entity in question.

Exhibit 2.8-1

2.2

Development Plan: Assembly’s good faith, bona fide plan for the development, manufacture, promotion, importation, use, sale and/or marketing of Licensed Products. The Development Plan will include, at a minimum:

2.2.1	A definition and/or specification of each Licensed Product planned for development;
2.2.2	Tasks to be performed by Assembly, its contractors and/or Sublicensees to develop each Licensed Product to the point of commercialization, including estimated time schedules for specific tasks;
2.2.3	Tasks to be performed to achieve any regulatory approval or other certification of each Licensed Product, including estimated time schedules for each; and
2.2.4	Identification of the primary country(ies) in which Assembly plans to sell each Licensed Product and a good faith estimate of time of First Commercial Sale in the primary country(ies).
2.3	Field: Diagnostics and therapeutics.
2.4

Licensed Product: Any product: (i) the making, using or selling of which, absent the license granted hereunder, would infringe one or more pending or issued Valid Claims (without giving effect to any safe harbor from infringement under 35 U.S.C. 271 (e)(1)); or (ii) that is made by, uses, or is used by a process that, absent the license granted hereunder, would infringe one or more pending or issued Valid Claims.

2.6	Net Sales: The fair market cash value of all value, compensation, and payments received from the Sale of Licensed Products, less the following:
2.6.1	Trade, quantity, and cash rebates on Licensed Products actually provided to third parties;
2.6.2	Credits, allowances, or refunds, not to exceed the original invoice amount, for actual claims, damaged goods, rejections, or returns of Licensed Products; and
2.6.3	Excise, sale, use, value added, or other taxes, other than income taxes, that are included in the amounts received and that are paid by Assembly or Sublicensees for Licensed Products.

In the event that a Licensed Product is bundled or integrated with one or more other products (such Licensed Product together with such other product(s), a “Bundled Product”), Net Sales will be calculated on the basis of the total invoice price of the Bundled Product multiplied by a fraction, the numerator of which will be the list price of the Licensed Product and the denominator of which will be an amount equal to the aggregate of all list prices of the Licensed Product and all other products in the applicable Bundled Product. In the event that there is Bundled Product and the list price of the Licensed Product and each other product in the applicable Bundled Product cannot be determined, then (a) the parties will negotiate in good faith to agree in writing on the relative value of the

Exhibit 2.8-2

Licensed Product and each other product in the applicable Bundled Product, which determination will be based upon sales prices for comparable products or processes, and (b) such relative value(s) will be used in calculating Net Sales. The deductions set forth in clauses 2.6.1 through 2.6.3 will be applied to the total invoice price for the applicable Bundled Product prior to calculating Net Sales of the Licensed Product.

2.7	Party: Individually, IURTC or Assembly. Collectively, IURTC and Assembly may be referred to as the “Parties.”
2.8	Patent Rights:
2.8.1	The patent applications (including provisionals) filed or to be filed as listed on Exhibit A;
2.8.2

All U.S. patent applications directly or indirectly claiming priority to the abovereferenced patents or applications, including divisionals, continuations, and claims in continuations-in-part applications that are entitled to the priority filing date of any of the above;

2.8.3	Foreign equivalent applications;
2.8.4	Patents issuing from the above applications;
2.8.5	Reissues, re-examinations and extensions of the above, supplementary protection certificates and any patents issuing therefrom; and
2.8.6	Any of the foregoing during reissue, re-examination, or post grant review proceedings.
2.9

The terms Sale, Sold, Sell: Any transaction in which a Licensed Product is exchanged or transferred for value, including without limitation sales, leases, licenses, rentals, provision of services through the use of Licensed Products, and other modes of distribution or transfer of a Licensed Product or its beneficial use. A Sale of a Licensed Product will be deemed to have been made when Assembly or its Sublicensee (or anyone acting on behalf of or for the benefit of Assembly or any of its Sublicensees) first invoices, ships, or receives value for a Licensed Product, whichever is earliest.

2.10

Sublicensee: A non-Affiliate third party to whom Assembly has granted a Sublicense pursuant to and in accordance with Article 3 of this Agreement. “Sublicense” is an arms- length agreement in which Assembly:

2.10.1	Grants or sublicenses any of the rights granted hereunder;
2.10.2	Agrees not to assert the Patent Rights or agrees not to sue, prevent, or seek a legal remedy for the practice of same; or
2.10.3	Has agreed to do any of the foregoing, including but not limited to licenses, option agreements, right of first refusal agreements, standstill agreements,

Exhibit 2.8-3

settlement agreements, co-development agreements, co-promotion agreements, joint venture agreements, or other agreements.
2.12	Term: Commencing on the Effective Date and continuing until the expiration of the last to expire of the patents in the Patent Rights unless earlier terminated in accordance with this Agreement.
2.14

Valid Claim: A claim of a pending Patent Rights patent application or of an issued and unexpired Patent Rights patent, in each case that has not lapsed or been held revoked, invalid or unenforceable by a court or other governmental agency of competent jurisdiction in a decision or order that is not subject to appeal, provided that if a pending patent application has not issued within five (5) years from receiving a first US office action or foreign equivalent, the claims of such patent application will no longer be considered Valid Claims hereunder.

3.3.2

If Assembly voluntarily enters bankruptcy or receivership, or if an involuntary bankruptcy action is filed against Assembly and not dismissed within ninety (90) days, then upon notice from IURTC, royalties based on Sublicensee’s Net Sales and Sublicensing Revenue then or thereafter due to Assembly will become directly due and owing to IURTC for the account of Assembly. IURTC will remit to Assembly any amounts received that exceed the sum actually owed by Assembly to IURTC.

3.4

IURTC and the Institutions retain the right to practice under the Patent Rights for noncommercial educational and research purposes and permit other universities and nonprofit research institutes to do the same for non-commercial educational and research purposes. Assembly may not in any way restrict the rights of IU, other universities or non-profit research institutions, or their faculty, staff, students, or employees from publishing the results of their research related to the Patent Rights.

3.6

In accordance with 35 U.S.C. §§ 200-212, 37 C.F.R. Part 401, and in the relevant government research contracts with the Institutions, the United States government retains certain rights to inventions arising from federally supported research or development. Under these laws and implementing regulations, the government may impose requirements on such inventions. To the extent applicable, such rights and requirements include without limitation (i) the grant of a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the government any of the Patent Rights throughout the world, and (ii) the requirement that Licensed Products used or sold in the U.S. will be manufactured substantially in the U.S. The rights granted in this Agreement are expressly made subject to these laws and regulations as they may be amended from time to time. Assembly will be required to abide by all applicable laws and regulations. IURTC agrees to cooperate with Assembly in connection with attempting to secure any waiver of any obligations under 35 U.S.C. §204.

Exhibit 2.8-4

3.7

Assembly will mark all Licensed Products made or sold in the United States in accordance with 35 U.S.C. §287(a), and will mark all Licensed Products made or sold in other countries in accordance with the laws and regulation then applicable in each such country.

6.2

Assembly will deliver to IURTC, with each payment made under paragraph 6.1, a written report describing the purpose of the payment and setting forth the calculation of the payment being made to IURTC, including the following:

6.2.1

For payments under paragraph 5.1, calculations of payments due in connection with Net Sales by Assembly, by each Affiliate, and by each Sublicensee on a country-by-country basis: the number of Licensed Products Sold; gross receipts for Sales; deductions as described in paragraph 2.6, giving totals by each type; and Net Sales.

6.2.2	For payments under paragraph 5.1 and 5.4, the serial numbers of the patent applications and patents in the Patent Rights that in Assembly’s good-faith determination cover each Licensed Product.
6.2.3	For payments under paragraph 5.2, a description and list of amounts credited against the diligence maintenance fee.
6.2.4	For payments under paragraph 5.3, the name of the Sublicensee paying the Sublicensing Revenue to Assembly.
6.3

Assembly will maintain complete and accurate books of account and records that would enable an independent auditor to verify the amounts paid under this Agreement, and for otherwise verifying its performance hereunder. The books and records will be maintained for three (3) years following the quarter after submission of the reports required by this Article. Upon reasonable notice by IURTC, Assembly will give IURTC (or auditors or inspectors appointed by and representing IURTC) access to all books and records for Sales of Licensed Products to conduct, at IURTC’s expense, an audit or review of those books and records. This access will be available no more than once every calendar year, during regular business hours, during the Term and for the three calendar years following the year in which termination or expiration occurs. Any underpayment will be promptly paid, with interest as set forth in paragraph 6.4, to IURTC. Any overpayment will be granted to Assembly as a credit against future payment. If the audit or review reports an underpayment by five percent (5%) or more for any fiscal quarter, Assembly will promptly reimburse IURTC for the costs and expenses of the accountants and auditors in connection with the review and audit.

7	Confidentiality:
7.1

The terms and conditions of Articles 4 and 5 and information exchanged between the Parties under Articles 4, 6, and 9, as well as any information designated by a Party in any reasonable manner as confidential within a reasonable time after it is delivered to the receiving Party, are Confidential Information.

Exhibit 2.8-5

7.2

During the Term and for a period of three (3) years thereafter, the receiving Party agrees to maintain in secrecy and not disclose to any third party any Confidential Information received, and to use reasonable measures to ensure the confidentiality of such Confidential Information. Receiving Party will use the Confidential Information received solely as necessary to perform its obligations and exercise its rights in accordance with the terms and conditions of this Agreement.

7.3	Confidential Information does not include information that:
7.3.1	Is or becomes publicly known through no fault of the receiving Party;
7.3.2	Was known to the receiving Party before disclosure by the disclosing Party as established by documentary evidence;
7.3.3

Is identical subject matter originally and independently developed by the receiving Party’s personnel without knowledge or use of or access to any disclosing Party’s Confidential Information as established by documentary evidence; or

7.3.4	Was disclosed to the receiving Party without restriction by a third party having a right to make the disclosure.
7.4	Notwithstanding the other terms of this Article 7,
7.4.1

Assembly may, to the extent necessary, use Confidential Information to secure governmental approval to clinically test or market a Licensed Product, to comply with a court order or governmental rule or regulation, or to show to a potential or actual sublicensee, contractor, investor, acquirer or professional adviser, subject to an appropriate confidentiality agreement (or in the case of professional advisers, ethical obligations). Assembly will, in any such use, take all reasonably available steps to maintain confidentiality of the disclosed information and to guard against any further disclosure.

7.4.2	IURTC may report consideration received under this Agreement and Assembly’s progress under Article 4, including providing the Development Plans and reports, to the Institutions and the Inventors.
7.5

Neither Party may use the name of the other for any commercial, advertisement, or promotional purpose without the prior written consent of the other. Assembly may not use the name of the Institutions for any commercial, advertisement, or promotional purpose without the prior written consent of the Institutions. However, each Party may state that Assembly licensed from IURTC one or more of the patent applications and/or patents in the Patent Rights and may further include (i) Institutions’ Inventors’ names, (ii) invention titles and summaries, (iii) Field, and (iv) type and extent of license. The foregoing shall not restrict either Party from making disclosures or statements as required by law or regulation.

Exhibit 2.8-6

8.5

It is understood that IURTC and Assembly are subject to United States laws and regulation (including the Arms Export Control Act, as amended, and the Export Administration Act of 1979) controlling the export of technical data, computer software, laboratory prototypes, and other commodities, and that such obligations hereunder are contingent upon compliance with applicable U.S. export laws and regulations. The transfer of certain technical data and commodities may require a license from the cognizant agency of the U.S. Government and/or written assurances by Assembly that Assembly will not export data or commodities to certain foreign countries without prior approval of such agency. IURTC does not represent that a license is not required, or that, if required, such a license will be issued.

8.6

It is understood that IURTC and Assembly are subject to United States and foreign laws and regulations prohibiting bribery, including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and that the obligations of IURTC and Assembly under this Agreement are contingent upon compliance with the U.S. Foreign Corrupt Practices Act. IURTC is not obligated to take any action that it believes in good faith may cause it to be in violation of the U.S. Foreign Corrupt Practices Act or other U.S. laws.

9.7

Assembly and IURTC agree that the Patent Rights will be extended by all means provided by law or regulation, including without limitation extensions provided under United States law at 35 U.S.C. §154(b) and 156. Assembly hereby agrees to provide IURTC with all necessary assistance in securing such extension, including without limitation, providing all information regarding applications for regulatory approval, approvals granted, and the timing of same. Assembly acknowledges that extension under 35 U.S.C. §156 must be applied for within sixty (60) days of the date that a Licensed Product receives permission under the provision of law under which the applicable regulatory review period occurred for commercial marketing or use, and that Assembly’s failure to promptly provide the necessary information or assistance to IURTC during such sixty day period will cause serious injury to IURTC, for which Assembly will be liable at law.

11	Indemnification:
11.1

Assembly will indemnify, defend, and hold harmless IURTC, the Institutions, their respective Board of Directors, trustees, employees, the Institutions’ faculty, staff, employees, students, successors, assigns, independent contractors, and agents (collectively, “IURTC Indemnitees”) from and against any and all judgments, liabilities, losses, or damages, (including all attorney fees and costs incurred by IURTC Indemnitees) (collectively, “Losses”) in connection with any actions or claims brought by any third party arising out of, relating to, or incidental to the exercise of any rights or breach of any term or condition under this Agreement by Assembly or its Affiliates, successors or assigns, or Sublicensees (provided, however, that Assembly will have no obligation pursuant to the foregoing with respect to any Losses that result solely and exclusively from the gross negligence or willful misconduct of any IURTC Indemnitee), including but not limited to:

11.1.1	The use of any Patent Rights in the design, development, production, manufacture, sale or offer for sale, use, importation, lease, marketing or promotion of any Licensed Product;

Exhibit 2.8-7

11.1.2

Injury or death to any person, damage to property, or any injury to business, including, but not limited to, business interruption or damage to reputation, arising out of, relating to, or incidental to the use of the Patent Rights or a Licensed Product; and

11.1.3	Any third party claim that any use or licensing of the Patent Rights or development, provision, or use of Licensed Products violates or infringes a third party’s intellectual property rights.
11.2

Assembly at its sole expense will defend third party claims. Assembly will have the right to conduct the defense of such actions. Assembly will consult with IURTC prior to and in conjunction with all significant issues, will keep IURTC informed of all proceedings, and will provide copies to IURTC of all pleadings, legal analyses, and other papers related to such actions. IURTC will provide reasonable assistance to Assembly in defending any such actions and IURTC Indemnitees may be represented by counsel of its choosing at its expense. Assembly will not settle or compromise any claim or action in a manner that imposes restrictions or obligations on IURTC Indemnitees or requires any financial payment or admission of liability by IURTC Indemnitees.

11.3

If Assembly fails to defend a claim or action for which it is required to provided indemnification under this Article 11 within twenty (20) days of learning of the same, in addition to and not in lieu of other rights and remedies, IURTC may assume the defense for the account of and at the risk of Assembly, and any resulting liability, including attorney fees, will be deemed conclusively to be a liability of Assembly. Assembly’s failure or refusal to act is a material breach of this Agreement. If it is determined by a court of competent jurisdiction that such claim is not within Assembly’s indemnification obligations under this Article 11 the foregoing will not apply, Assembly’s failure or refusal to act will not be deemed a material breach, and any termination will be reversed.

12	Insurance:
12.1

Assembly will at all times comply, through insurance, with all statutory workers’ compensation and employers’ liability requirements covering all employees with respect to activities undertaken in performance of this Agreement.

12.2

In addition to the foregoing, Assembly and Sublicensees will obtain and maintain commercial general liability insurance with a reputable and financially secure insurance carrier prior to making, using, importing, offering to sell, or selling any Licensed Product, or engaging in any other act involving any Licensed Product or the Patent Rights, if such act could possibly create risk of a claim against IURTC Indemnitees for personal injury or property damage.

12.2.1

The insurance will identify IURTC as an additional insured and will provide that the carrier will notify IURTC in writing at least thirty (30) days prior to cancellation or material change in coverage.

12.2.2	The insurance will include coverage for product liability with a minimum of two million dollars ($2,000,000) per occurrence and five million dollars ($5,000,000)

Exhibit 2.8-8

annual aggregate, coverage for contractual liability, and all other coverages standard for such policies.
12.2.3	Insurance policies purchased to comply with this Article will be kept in force for at least five (5) years after the last Sale of Licensed Product.
12.3

At IURTC’s request, such request to be made no more than annually, Assembly will provide IURTC with a certificate of insurance and notices of subsequent renewals for its insurance and that of any Sublicensee.

12.4	The specified minimum coverages and other provisions of this Article 12 do not constitute a limitation on Assembly’s obligation to indemnify the IURTC Indemnitees under this Agreement.
14.2	The rights granted in this Agreement may not be encumbered, pledged, or hypothecated in any way by Assembly or any Sublicensee, including but not limited to secure any purchase, lease, or loan.
16.6

The provisions of this Agreement are severable in that if any provision in the Agreement is finally determined by a court of competent jurisdiction to be invalid or unenforceable, such invalidity or non-enforceability will not in any way affect the validity or enforceability of the remaining provisions or the validity or enforceability of such provision in any jurisdiction where valid and enforceable. Any invalid or unenforceable provision will be reformed by the Parties to effectuate their intent as evidenced on the Effective Date.

16.8

Assembly agrees that in the event an Institution’s faculty or staff member serves Assembly in the capacity of consultant, officer, employee, board member, advisor, or other designation, pursuant to contract or otherwise, such Institution’s faculty or staff member is subject to compliance with Institution’s conflict of interest and conflict of commitment policies, including the obligation to complete a disclosure therefor, will serve in his or her individual capacity, as an independent contractor, and not as an agent or representative of IURTC or Institutions, that IURTC or Institutions exercises no authority or control over such faculty or staff member while acting in such capacity, that IURTC or Institutions receives no benefit from such activity, and that IURTC or Institutions assume no liability or obligation in connection with any such work or service undertaken by such faculty or staff member. Assembly further agrees that any breach, error, or omission by an Institutions faculty or staff member acting in the capacity set forth above in this paragraph will not be imputed or otherwise attributed to IURTC or Institutions, and will not constitute a breach of this Agreement by IURTC.

Exhibit 2.8-9

Exhibit 11.4

JOINT PRESS RELEASE

[See attached.]

Exhibit 11.4 -1

CONFIDENTIAL

Press Release Targeted: Monday, July 20, 2020 at 3:30 am PT / 6:30 am ET

Assembly Biosciences and BeiGene Announce License and Collaboration Agreement in China for Assembly’s Portfolio of Three Clinical-Stage Core Inhibitors for Chronic Hepatitis B Infection

-- BeiGene acquires exclusive development and commercialization rights to ABI-H0731, ABI-H2158, and ABI-H3733 in China --

-- Assembly receives $40 million upfront payment and is eligible to receive up to $500 million in potential development, regulatory, and sales milestone payments plus royalties on product sales --

-- Assembly to host webcast and conference call today at 8:30 am ET --

SOUTH SAN FRANCISCO, Calif., BEIJING, China and CAMBRIDGE, Mass, July 20, 2020 (GLOBE NEWSWIRE) -- Assembly Biosciences, Inc. (Nasdaq: ASMB) and BeiGene, Ltd. (NASDAQ: BGNE; HKEX: 06160), today announced that the companies have entered into a collaboration in China for Assembly’s portfolio of three clinical-stage core inhibitor candidates for the treatment of patients with chronic hepatitis B virus (HBV) infection.

Under the terms of the agreement, Assembly has granted BeiGene exclusive rights to develop and commercialize ABI-H0731, ABI-H2158 and ABI-H3733 in China, including Hong Kong, Macau, and Taiwan. ABI-H0731 and ABI-H2158 are both in ongoing Phase 2 clinical trials and ABI-H3733 is in Phase 1 development. BeiGene will be responsible for development, regulatory submissions, and commercialization in China. Assembly retains full worldwide rights outside of the partnered territory for the Company’s HBV portfolio.

Assembly will receive an upfront cash payment of $40 million and is eligible to receive up to approximately $500 million in potential development, regulatory and net sales milestone payments pending successful development and commercialization of the licensed candidates. In addition, Assembly is eligible to receive tiered royalties of net sales. BeiGene will contribute initial funding for clinical development in China, after which the development costs for the territory will be shared equally by the parties.

“This collaboration with Assembly expands our portfolio beyond oncology to liver diseases, which are highly prevalent and represent a high unmet need in China,” said John Oyler, Co-Founder, Chairman and Chief Executive Officer of BeiGene. “We are thrilled to collaborate with the Assembly team that has industry-leading expertise in this area to advance novel treatments for hepatitis B, with the ultimate goal of developing a cure. Since one-third of the world’s individuals living with chronic hepatitis B are in China, we are committed to leveraging our capabilities to further develop these novel therapies for patients with HBV infection.”

“Our goal for China has been to find a strong, trustworthy partner with a proven track record, and we are excited to collaborate with the experienced team at BeiGene, a premier scientific partner in

CONFIDENTIAL

Press Release Targeted: Monday, July 20, 2020 at 3:30 am PT / 6:30 am ET

our industry,” said John McHutchison, AO, MD, Chief Executive Officer and President of Assembly Biosciences. “BeiGene has world-class operations in China, enabling us to accelerate the clinical development and commercialization of our core inhibitors for this important market as well as globally. With up to 90 million individuals infected with HBV in China and given the significant unmet medical need, we and BeiGene are committed to advancing our novel core inhibitors for patients living with this chronic disease.”

Assembly currently projects its $249 million in cash at March 31, 2020, together with these additional near-term sources of funding, will extend its funding of operations into the second half of 2022.

Goldman Sachs & Co. LLC is acting as exclusive financial advisor to Assembly Biosciences.

Assembly’s Webcast and Conference Call Today

Management from Assembly Biosciences will host a webcast and conference call today at 5:30 am PT / 8:30 am ET. The live audio webcast with accompanying slides may be accessed through the “Events & Presentations” page in the “Investors” section of Assembly’s website at https://investor.assemblybio.com/events-presentations. Alternatively, participants may dial (866) 438-0453 (domestic) or (409) 220-9366 (international) and refer to conference ID 4380778. Call participants are encouraged to connect at 5:15 am PT / 8:15 am ET to ensure a timely connection to the call or to utilize the webcast link for listen-only access.

The archived webcast will be available on Assembly’s website beginning approximately two hours after the event and will be archived and available for replay for at least 30 days after the event.

About Assembly Biosciences’ HBV Core Inhibitor Portfolio
Assembly’s HBV portfolio includes three clinical-stage small molecule candidates, all of which are HBV core inhibitors that target multiple steps of the HBV lifecycle. In Phase 2 clinical trials, first-generation core inhibitor ABI-H0731 administered with nucleos(t)ide analogue reverse transcriptase inhibitor (NrtI) therapy has been well-tolerated, has shown statistically superior antiviral activity in HBV DNA suppression compared to NrtI therapy alone, and has demonstrated significant declines in pgRNA that may indicate decreased cccDNA levels. In the ongoing Phase 2 open-label extension trial, Assembly is beginning to transition patients off combination therapy, to then monitor for sustained virologic response (SVR).

Assembly’s HBV portfolio also includes two more potent, second-generation candidates, ABI-H2158 in a Phase 2 clinical trial and ABI-H3733 in Phase 1 development.

Clinical data from ABI-H0731 and ABI-H2158 have been selected for presentation at the European Association for the Study of the Liver’s (EASL) Digital International Liver Congress, August 27-29, 2020.

About HBV

Chronic hepatitis B virus (HBV) infection is a debilitating disease of the liver that afflicts over 250 million people worldwide with up to 90 million people in China, as estimated by the World Health

CONFIDENTIAL

Press Release Targeted: Monday, July 20, 2020 at 3:30 am PT / 6:30 am ET

Organization. HBV is a global epidemic that affects more people than hepatitis C virus (HCV) and HIV infection combined—with a higher morbidity and mortality rate. HBV is a leading cause of chronic liver disease and need for liver transplantation, and up to one million people worldwide die every year from HBV-related causes.

The current standard of care for patients with chronic HBV infection is life-long suppressive treatment with medications that reduce, but do not eliminate, the virus, resulting in very low cure rates. There is a significant unmet need for new therapies to treat HBV.

About Assembly Biosciences
Assembly Biosciences, Inc. is a clinical-stage biotechnology company developing innovative therapeutics targeting hepatitis B virus (HBV) and diseases associated with the microbiome. The HBV program is focused on advancing a new class of potent, oral core inhibitors that have the potential to increase cure rates for chronically infected patients. The microbiome program is developing novel oral live microbial biotherapeutic candidates with Assembly’s fully integrated platform, including a robust process for strain identification and selection, GMP manufacturing expertise and targeted delivery to the lower gastrointestinal tract with the GEMICEL® technology. For more information, visit assemblybio.com.

About BeiGene

BeiGene is a global, commercial-stage biotechnology company focused on discovering, developing, manufacturing, and commercializing innovative medicines to improve treatment outcomes and access for patients worldwide. Its 4,100+ employees in China, the United States, Australia, and Europe are committed to expediting the development of a diverse pipeline of novel therapeutics for cancer. BeiGene currently markets two internally-discovered oncology products: BTK inhibitor BRUKINSA® (zanubrutinib) in the United States and China, and anti-PD-1 antibody tislelizumab in China. BeiGene also markets or plans to market in China additional oncology products licensed from Amgen Inc., Celgene Logistics Sàrl, a Bristol Myers Squibb (BMS) company, and EUSA Pharma. To learn more about BeiGene, please visit www.beigene.com and follow on Twitter at @BeiGeneUSA.

CONFIDENTIAL

Press Release Targeted: Monday, July 20, 2020 at 3:30 am PT / 6:30 am ET

Assembly’s Forward-Looking Statements
The information in this press release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to materially differ from those projected or implied. These risks and uncertainties include: Assembly and BeiGene’s ability to initiate and complete clinical trials for ABI-H0731, ABI-H2158, and ABI-H3733 in the currently anticipated timeframes in China; safety and efficacy data from clinical studies may not warrant further development of Assembly’s core inhibitor product candidates; the products subject to the collaboration may not achieve future milestones or be eligible for royalties; ABI-H0731, ABI-H2158 and ABI-H3733 may not receive regulatory approval under the currently anticipated timelines, or at all; Assembly’s core inhibitor products may not be differentiated from other companies’ candidates; Assembly may not observe sustained virologic response (SVR) in patients who are treated with its core inhibitors; and other risks identified from time to time in Assembly’s reports filed with the U.S. Securities and Exchange Commission (the SEC). All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Readers are cautioned not to rely on these forward-looking statements. Assembly intends such forward-looking statements to be covered by the safe harbor provisions contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. More information about the risks and uncertainties faced by Assembly are more fully detailed under the heading “Risk Factors” in Assembly’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required by law, Assembly assumes no obligation to update publicly any forward-looking statements, whether resulting from new information, future events or otherwise.

BeiGene’s Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding future development and potential commercialization of the licensed product candidates; potential payments payable to Assembly; the potential of the licensed product candidates to treat and possibly achieve SVR in HBV patients; and the parties’ commitments and the potential benefits of the collaboration. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including BeiGene's ability to demonstrate the efficacy and safety of its drug candidates; the clinical results for its drug candidates, which may not support further development or marketing approval; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials and marketing approval; BeiGene's ability to achieve commercial success for its marketed products and drug candidates, if approved; BeiGene's ability to obtain and maintain protection of intellectual property for its technology and drugs; BeiGene's reliance on third parties to conduct drug development, manufacturing and other services; BeiGene’s limited operating history and BeiGene's ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the section entitled “Risk Factors” in BeiGene’s most recent quarterly report on Form 10-Q, as well as discussions of potential risks, uncertainties, and other important factors in BeiGene's subsequent filings with the U.S. Securities and Exchange Commission. All information

CONFIDENTIAL

Press Release Targeted: Monday, July 20, 2020 at 3:30 am PT / 6:30 am ET

in this press release is as of the date of this press release, and BeiGene undertakes no duty to update such information unless required by law.

Assembly Contacts

Investors and Media:

Lauren Glaser

Senior Vice President, Investor Relations and Corporate Affairs

(415) 521-3828

lglaser@assemblybio.com

Amy Figueroa, CFA

Investor Relations Consultant

(415) 366-5158

afigueroa@assemblybio.com

Solebury Trout

Luke Brown

(646) 378-2944

lbrown@troutgroup.com

BeiGene Contacts

Investors:

Craig West or Gabrielle Zhou

(857) 302-5189 or +86 010 8514 8822

ir@beigene.com

Media:

Liza Heapes or Vivian Ni

(857) 302-5663 or (857) 302-7596

media@beigene.com

# # #

EXHIBIT 14.6

UPSTREAM LICENSE PROVISIONS

RELATED TO IP PROSECUTION AND ENFORCEMENT

2

Definitions: For the purposes of this Exhibit 2.8 and the Agreement, the following words and phrases have the meanings assigned to them below. Please refer to Exhibit 2.8 for the definition of other capitalized terms.

“Agreement” referenced in this Exhibit 2.8 refers to the Upstream License.

2.1	Field: Diagnostics and therapeutics.
2.2

Licensed Product: Any product: (i) the making, using or selling of which, absent the license granted hereunder, would infringe one or more pending or issued Valid Claims (without giving effect to any safe harbor from infringement under 35 U.S.C. 271 (e)(1)); or (ii) that is made by, uses, or is used by a process that, absent the license granted hereunder, would infringe one or more pending or issued Valid Claims.

2.3	Patent Rights:
2.3.1	The patent applications (including provisionals) filed or to be filed as listed on Exhibit A;
2.3.2

All U.S. patent applications directly or indirectly claiming priority to the abovereferenced patents or applications, including divisionals, continuations, and claims in continuations-in-part applications that are entitled to the priority filing date of any of the above;

2.3.3	Foreign equivalent applications;
2.3.4	Patents issuing from the above applications;
2.3.5	Reissues, re-examinations and extensions of the above, supplementary protection certificates and any patents issuing therefrom; and
2.3.6	Any of the foregoing during reissue, re-examination, or post grant review proceedings.
2.4

Sublicensee: A non-Affiliate third party to whom Assembly has granted a Sublicense pursuant to and in accordance with Article 3 of this Agreement. “Sublicense” is an arms- length agreement in which Assembly:

2.4.1	Grants or sublicenses any of the rights granted hereunder;
2.4.2	Agrees not to assert the Patent Rights or agrees not to sue, prevent, or seek a legal remedy for the practice of same; or

Exhibit 14.6 - 1

2.4.3

Has agreed to do any of the foregoing, including but not limited to licenses, option agreements, right of first refusal agreements, standstill agreements, settlement agreements, co-development agreements, co-promotion agreements, joint venture agreements, or other agreements.

2.12	Term: Commencing on the Effective Date and continuing until the expiration of the last to expire of the patents in the Patent Rights unless earlier terminated in accordance with this Agreement.
2.13	Territory: Anywhere in the world, except those countries to which export of technology or goods is prohibited by applicable United States export control laws or regulations.
2.14

Valid Claim: A claim of a pending Patent Rights patent application or of an issued and unexpired Patent Rights patent, in each case that has not lapsed or been held revoked, invalid or unenforceable by a court or other governmental agency of competent jurisdiction in a decision or order that is not subject to appeal, provided that if a pending patent application has not issued within five (5) years from receiving a first US office action or foreign equivalent, the claims of such patent application will no longer be considered Valid Claims hereunder.

9.1

IURTC is the owner or co-owner of the Patent Rights and will have exclusive control of the preparation, filing, prosecution, issue, and maintenance of the Patent Rights. Maintenance includes but is not limited to post-issuance proceedings such as post-grant reviews, reissue proceedings, and re-examination proceedings. IURTC will select qualified patent counsel reasonably acceptable to Assembly to prepare, file, prosecute and maintain the Patent Rights. IURTC will keep Assembly fully informed of patent prosecution, will seek Assembly’s comments and suggestions prior to taking material actions for the same, and will take all prosecution actions reasonably recommended by Assembly which would expand the scope of rights sought.

9.8

Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that for the patent applications listed on Exhibit A that are identified as “Protein Modulator Patents” (including all associated Patent Rights) (such patent applications and associated Patent Rights, collectively, the “Protein Modulator Patent Rights”)  that Assembly is a co-owner of the Protein Modulator Patent Rights and, notwithstanding anything in Sections 9.1 through 9.7 to the contrary, the Parties agree that:

9.8.3

Assembly will not abandon the prosecution of any patent application or the maintenance of any patent under the Protein Modulator Patent Rights without prior written notice to IURTC. Upon receiving such written notice, IURTC, at its sole option, may take over the prosecution of any such patent application or the maintenance of any such issued patent in accordance with Sections 9.1 through 9.7.

Exhibit 14.6 - 2

10.Third Party Infringement:

10.1

The Parties will give prompt written notice to each other of any known or suspected infringement of the Patent Rights by a third party. Assembly at its sole expense has the right to attempt to abate any infringement of the Patent Rights in the Field. Assembly may initiate and prosecute actions against third parties for infringement and/or unfair trade practices, and if required by law, IURTC will permit any action to be brought in its name, including being joined as a party-plaintiff. Assembly will consult with IURTC prior to and in conjunction with all significant issues, will keep IURTC informed of all proceedings, and will provide copies to IURTC of all pleadings, legal analyses, and other papers related to such actions. IURTC will provide reasonable assistance to Assembly in prosecuting any such actions and will be compensated by Assembly for its reasonable out-of-pocket expenses, which IURTC will only be required to expend if Assembly has approved same for reimbursement. Absent IURTC’s prior written consent, Assembly will not settle or compromise any claim or action in a manner that grants rights or concessions to a third party to the Patent Rights.

10.2

Any damages paid (including without limitation statutory damages, compensatory damages, lost profits damages, exemplary damages, increased damages, and awards of costs and attorney fees) will first be applied to reimbursement of Assembly’s reasonable costs, expenses, and legal fees, including amounts Assembly has reimbursed to IURTC. Assembly will retain the remaining balance of such damages, subject to payment to IURTC of an amount based upon a reasonable approximation of the royalties and other amounts that Assembly would have paid to IURTC if Assembly had sold the infringing products rather than the infringer. Any special or punitive damages will be distributed [* * *] percent ([* * *]%) to Assembly and [* * *] percent ([* * *]%) to IURTC.

10.3

If Assembly fails or declines to take any action under paragraph 10.1 within sixty (60) days after learning of third party infringement or unfair trade practices, IURTC will have the right, but not the obligation, to take appropriate actions against any such third party at its sole expense and to retain all recovered damages. In such instances, Assembly will cooperate as requested by IURTC, and will be compensated by IURTC for its reasonable out-of-pocket expenses, which Assembly will only be required to expend if IURTC has approved same for reimbursement.

Exhibit 14.6 - 3